10/16

06017685

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of China Limited

*CURRENT ADDRESS 1 Fuxingmen nei dajie
Beijing 100818, China

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

FILE NO. 82- 35030 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 10/19/06

Financial Highlights

	2004	2003[1]
Profit and loss items (RMB Million)		
Net interest income	84,985	71,904
Non-interest income	19,752	13,781
Operating profit	57,841	47,672
Impairment losses	(23,797)	(16,432)
Profit before tax	34,576	31,419
Net Profit	20,932	21,553
Balance sheet items (RMB Million)		
Loans, net	2,071,693	1,921,131
Total assets	4,270,443	3,979,965
Customer deposits	3,342,477	3,035,956
Total liabilities	4,037,705	3,750,489
Owner's equity	205,351	203,752
Financial ratios(%)		
Return on average total assets	0.61	0.68
Return on average owner's equity	10.04	10.58[2]
Non-performing loan ratio	5.12	16.28
Provision coverage ratio	68.02	67.29
Cost to income ratio	40.02	39.73
Capital adequacy ratio	10.04	N/A

[1] The profit and loss items and financial ratios for 2003 exclude the net gain from the sale of shares of Bank of China (Hong Kong) Limited ('BOCHK') in the amount of RMB 7,154 million.

[2] This ratio is calculated using the year-end balance of owner's equity in 2003 as the denominator. As there were a number of financial restructuring transactions directed by the PRC government during 2003, the balances of owner's equity as of 31 December 2002 and 2003 are not comparable.

Table of Contents

Beijing 2008

中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

ARIS
12-31-04



2004 ANNUAL REPORT



Global Network of Bank of China



CHINA

Beijing
Anhui
Chongqing
Fujian
Gansu
Guangdong
Guangxi
Guizhou
Hainan
Hebei
Heilongjiang
Henan
Hubei
Hunan
Inner Mongolia
Jiangsu
Jiangxi
Jilin
Liaoning
Ningxia
Qinghai
Shaanxi
Shandong
Shanghai
Shanxi
Sichuan
Shenzhen
Tianjin
Tibet
Xinjiang
Yunnan
Zhejiang
Hong Kong SAR
Macau SAR

ASIA PACIFIC

Singapore
Malaysia
Australia
Japan
Kazakhstan
South Korea
Thailand
Vietnam
Philippine
India
Bahrain

EUROPEAN

U.K.
Luxembourg
France
Germany
Italy
Russia
Hungary

AMERICAN

U.S.A.
Cayman
Panama
Brasil
Canada

AFRICAN

Zambia
South Africa



To build Bank of China into a

Market-driven

Client-oriented

World-class

Financial services institution

With a robust corporate governance structure

Capable of delivering outstanding performance

Over the long term

Honorary Chairperson of the Board



Chen Muhua

Century Old Franchise, Brand New Reform

The year 2004 was an extraordinary one in Bank of China's history of almost a century. Bank of China became one of the first wholly state owned commercial banks in China to have successfully converted its form of ownerhip to a joint stock company, Bank of China Limited[3], on 26 August 2004. With its long record of solid business operation and strength, relying on new innovations, global service networks and capable staff, Bank of China entered into a stage of new development.



Vice Premier Huang Ju inspected Bank of China Limited

Huang Ju, Vice Premier (front 8th from left); Chen Muhua, Honorary Chairperson of the Board (front 9th from left); Zhuang Shiping, Honorary Vice Chairman of the Board (front 7th from left); Xiao Gang, Chairman (front 10th from left); Li Lihui, Vice Chairman, President (front 6th from left); Zhang Jinghua, Non-Executive Director (front 2nd from left); Yu Erniu, Non-Executive Director (front 11th from left); Zhu Yan, Non-Executive Director (front 12th from left); Zhang Xinze, Non-Executive Director (front 4th from left); Hong Zhihua, Non-Executive Director (front 13th from left); Huang Haibo, Non-Executive Director (front 3rd from left); Hua Qingshan, Executive Director & Vice President (front 14th from left); Li Zaohang, Executive Director & Vice President (front 1st from left); Liu Ziqiang, Chairman of Board of Supervisors (front 5th from left); Zhou Zaiqun, Vice President (back 3rd from left); Zhang Yanling, Vice President (back 4th from left); Zhang Lin, Secretary of the Party Discipline Committee (back 2nd from left); Zhu Min, Assistant President (back 5th from left); Zhu Xinqiang, Assistant President (back 1st from left); Wang Yongli, Assistant President (back 6th from left)

The Joint Stock Reform of Bank of China (the "Joint Stock Reform") provided a unique opportunity to the Bank in rejuvenating its franchise and improving the quality of its employees and service standards. Bank of China took advantage of the occasion to

[3]Bank of China Limited is also referred to as "Bank of China", or "BOC" or the "Bank"; and Bank of China Limited and its subsidiaries are collectively referred to as "BOC Group" or the "Group"

enhance its products and integrated business process, increase its network outlets and ATMs, improve its marketing plans and public relations, and provide full scale and high quality banking service to our customers in order to raise the franchise value of our products and Bank of China as a whole.

Partner with Beijing Olympic Games

On 14 July 2004, relying on our solid competitive strength and outdistancing other candidates in virtually every category, Bank of China was named as the sole banking partner of the Beijing 2008 Olympic Games. Bank of China is the exclusive provider of commercial and investment banking services for the Beijing 2008 Olympic Games and Paralympic Games. Our involvement will be continuous, with on-site presence. It will also provide financial services to the Beijing Olympic Organizing Committee, the China Olympic Committee and the Chinese delegation to the 2006 Winter Olympic Games and 2008 Olympic Games.

Bank of China and the Olympic Games, each of which have developed into globally recognized names over the past century, are committed to combining the Bank's culture of the "Pursuit of Perfection" with the Olympic Games' spirit of "Faster, Higher, Stronger". This is truly a unique opportunity to promote the spirit of global harmony and showcase the Bank's quality products and services.


Beijing 2008
中国银行
BANK OF CHINA

Liu Qi, President of BOCOG and Xiao Gang, Chairman of BOC exchanged souvenirs at the signing ceremony to announce BOC being selected as the Official Banking Partner of the Beijing 2008 Olympic Games

Bank of China will take full advantage of the business opportunities provided by the Olympic Games in the next few years to raise its service and management level. In this regard, Bank of China will build relationships with numerous other Chinese and international partners of the Beijing 2008 Olympic Games. Together with the Beijing Olympic Organizing Committee and the China Olympic Committee, Bank of China will work hard to make the 2008 Olympic Games a huge success.

Product Innovation with Service as Foundation

During 2004, Bank of China developed and promoted more mature, more scientific and more competitive financial products by studying the changing needs of various customers, with the spirit of product innovation and service oriented tradition. We aimed to provide our customers with high quality and all encompassing services.

To better satisfy the diversified needs of different customers within and outside China, Bank of China developed and launched the following new products, among others, in 2004:

Great Wall Euro Card Leveraging its role as the exclusive banking partner of the Beijing 2008 Olympic Games, Bank of China created "Athens Olympic Games Rare Version" Great Wall Euro Card, which is the first Euro-denominated credit card in Asia meeting international standards. It's also the first credit card that provides Chinese residents with an ideal alternative payment solution for their business travel, holidays and study in Europe.

BOC Olympic Visa Card The "BOC Olympic Visa Card" is the first standard credit card issued through an affinity relationship with the Beijing 2008 Olympic Games.

"*Four Seasons*" Foreign Currency Wealth Management Product This innovative wealth management product is unique in China. It enables qualified individuals to monitor changes in interest rates in order to identify the appropriate opportunity to execute trades.

BOC Telegraphic Remittance Advice with Short Messages With this service, short messages in Chinese characters will be sent to inform the domestic beneficiary of remittances executed through Bank of China's New York Branch.

Gold Trade Execution Wealth Management Product Leveraging the Bank's experience and broad execution capability in the gold bullion market, qualified customers now have real-time access to gold prices in all major international markets to identify appropriate opportunities to buy and sell. They are also able to execute trades through BOC's network to maximize efficiency and obtain the best price.

Recognition in the Market

Complementing the Bank's new products is the recognition that Bank of China received during 2004 related to product innovation and service quality, which includes:

Visa International - China Best Card Settlement Promotion, Best Olympic Card Promotion

MasterCard International - China Best Contribution, Best Dual-Currency Card Issuer, Best Card Settlement, Best Co-Brand Card in Asia-Pacific, Best Marketer for Card Issuance (Guangdong Branch and Shenzhen Branch), Best International Card Issuer

China Unionpay Best Immediate Error Management, Largest Transaction Volume of Unionpay Cards in the Hong Kong Area

Global Finance (United States) - China Bank of the Year, Best Trade Finance Bank, Best Foreign Currency Bank in China, Best Project Finance Bank (Asia)

Asiamoney (Hong Kong) - China Best Cash Management Bank, Best Foreign Exchange Management Bank

The Asset Best Domestic Bank in China

Asia Risk (Hong Kong) - China Best Inland Financial Risk Management Bank

In addition, Bank of China International (Holdings) Limited (BOCI) received many awards for its investment banking services, an area of competency that will define the Group's success in the increasingly complex corporate banking environment in China.

- "Best Sovereign Bond Issue of the Year" - *Asiamoney*
  BOCI acted as arranging bank and joint-coordinator of the global HK$ 20.0 billion Hong Kong Special Administrative Region sovereign bond issuance.
- 1990-2004 "Best Brokerage Bank in China" - *Asiamoney*
- "Best Investment Bank in North Asia" - *Emerging Market*

Credit Rating

In 2004, Moody's Investors Service Corporation affirmed the Bank's long-term foreign currency debt and deposit rating-A2, short-term foreign currency deposit rating-Prime1, financial position rating-D-, with its outlook as stable. In July 2004, Standard & Poor's upgraded Bank of China's long-term foreign currency rating from BB+ to BBB- with a stable outlook and affirmed the short-term foreign currency rating of A-3.

Charity and Community Initiatives

Bank of China has always attached great importance to its social responsibility. During 2004, the Bank redoubled its efforts in promoting charity, championing environmental protection initiatives, assisting impoverished students in furthering their education and providing disaster relief. While its efforts have won praises at home and abroad, the true reward comes in helping to improve the lives of the Chinese people.

Poverty Alleviation for Social Welfare Bank of China continued its poverty alleviation efforts and assisted impoverished students in a number of provinces, municipalities and autonomous regions. Thanks to these efforts, many residents were lifted out of poverty to enjoy better living conditions and education opportunities.

The Pocket Money Donation Program and "Intreement" Link The Bank's collaboration with the China Children and Teenagers' Funds was maintained through the successful pocket money donation program, and the China Environmental Protection Foundation through the "Intreement" Link program, through which customers may donate the interest on their savings deposits to environmental protection projects. In order to increase the profile of these programs, Bank of China also sponsored the "Beijing-Hong Kong China Environment Prize ".

Donations for Tsunami-stricken Countries and Regions

As 2004 drew to a close, a grave tsunami disaster struck many countries and regions around the Indian Ocean. Bank of China and its employees, both domestic and international, donated a total of RMB 13.49 million. The rapid response to this crisis is a testament to both the humanitarian spirit of Bank of China and its employees, as well as their truly international perspective.



捐
款

BOC employees made donations for Tsunami-stricken countries and regions

BOCHK Charitable Foundation

Through the BOCHK Charitable Foundation, BOCHK actively participated in and made donations to 36 diversified charitable programs in Hong Kong, Macau and the Mainland. The purpose of these programs includes culture and education, arts and entertainment, recreation, medical and health care issues, environmental protection and forestation, and poverty alleviation. BOCHK has also been a long-time sponsor of the "Education Assistance Award", the "Hong Kong Green School Award", the "Hong Kong Badminton Development Program" and the "BOCHK Hong Kong Action for Vision - Eye Program".

Sponsorship of Beijing Culture Week for the Sino-France Culture Year

In celebration of the 40th anniversary of diplomatic relations between China and France, Bank of China was the exclusive sponsor of the costume parades held during Beijing Culture Week in Paris. This event contributed to promoting cultural exchanges and mutual understanding between China and France.

I am pleased to report that for the year ended 31 December 2004, Bank of China Limited and its subsidiaries achieved an operating profit of RMB 57.8 billion and net profit of RMB 20.9 billion. With the effect of the net gain from the sale of shares in BOCHK in 2003 excluded, our operating profit during 2004 increased 21.3%, while net profit was essentially unchanged from 2003. Return on average total assets and return on average owner's equity were 0.61% and 10.04%, respectively.

In 2004, the global economy maintained a positive momentum and China experienced a GDP growth of 9.5%, one of the highest among major global economies. China further entrenched its position as one of the world's major trading nations having a total foreign trade of approximately US$ 1.1 trillion in 2004, with both exports and imports growing strongly. The Chinese Government implemented a number of measures intended to restrict credit to certain sectors of the Chinese economy in 2004 to regulate their expansion. Among other things, this resulted in a decrease in the banks' rate of loan growth from 21.5% in 2003 to 14.4% in 2004. Notwithstanding this, the banks' retail business experienced a robust increase during 2004, with bank card activity, and mortgage lending being the key growth areas. Non-interest income from the sale of wealth management products, insurance policies and investment funds also achieved strong results.

We refined our business strategy to meet many emerging challenges and to take advantage of the myriad opportunities in our markets with some impressive results in a number of areas. We fully leveraged our traditional strengths in international business activities to drive growth in the corporate banking area. The transaction volume of our settlement and clearing businesses, for example, increased by 23.6% and 16.9% respectively, further strengthening our leadership in these two businesses. In terms of retail banking, we established a private wealth management network consisting of over 50 wealth management centers. In addition, 13 branches launched a proprietary private wealth management system. The Group's consumer lending portfolio reached RMB 494.0 billion at the end of 2004, representing a 28.9% increase from last year. Goods and services purchased with Great Wall RMB cards amounted to RMB 68.4 billion, a 67.2% increase. We have actively promoted a unified suite of products and services through concerted marketing activities within the Group. We are also beginning to benefit from a greater level of integration among the Group's key business units, commercial banking, investment banking and insurance. Leveraging our unique capability to provide a full range of services both domestically and internationally, we successfully won the competition to become the sole banking partner for the Beijing 2008 Olympic Games.

In connection with our reform initiatives, we reached a number of important milestones in 2004. On 26 August 2004, Bank of China Limited was incorporated as a joint-stock bank and we established a corporate governance framework to effectively support the interests of our shareholders now and in the future. The change in the Bank's ownership structure will be complemented by other fundamental reform initiatives intended to transform Bank of China into a modern commercial bank, with an intense focus on maximizing shareholder value and management accountability.

Consistent with international best practices in corporate governance, we have established a corporate structure of Shareholder's Meeting, Board of Directors, Board of Supervisors and Senior Management. Mr. Anthony Neoh, Mr. Peter Cooke and Ms. Suzanne Labarge were elected as Independent Directors. These experienced individuals, who have had distinguished careers in banking, finance and law, will bring a wealth of experience and counsel to the Bank. The international profile of our senior management team was enriched through the appointment of Mr. Lonnie Dounn as our Chief Credit Officer and Ms. Liu Hong as Secretary to the Board. We will make continuous effort to enhance the corporate governance structure and to further build up our management team.

We also made significant progress in other areas including process reengineering, organizational restructuring and human resource management reform. As part of our reorganization, we strengthened our risk management structure and centralized many elements of our credit approval process. We also revised the BOC Internal Control Guide to clearly specify consistent principles, policies and procedures for internal control. We initiated broad changes to our remuneration and placement processes, which will better enable us to recruit, develop and retain high caliber staff in order to grow our business and achieve our long-term corporate objectives.

Building on the capital contribution by China SAFE Investments Limited at the end of 2003, we continued to focus on improving our capitalization and asset quality during 2004. Notably, we raised RMB 26.07 billion in Tier-2 capital through two public issues of subordinated bonds. We also substantially completed an ambitious non-performing loan ("NPL") disposition through write-offs, transfers and sales. At 31 December 2004, our capital adequacy and NPL ratios were 10.04% and 5.12%, respectively. Further, the Bank's provision coverage ratio was 68.02%. The levels of these ratios clearly demonstrate an improvement in management's capability to effectively control the risks of our business, while achieving superior financial performance.

Through our aggressive pursuit of reform during the past year, we uncovered some incidents of fraud and employee malfeasance that had been previously undetected. These included a fraudulent bill scheme in one of our sub-branches in the province of Heilongjiang. In response to the discovery of these incidents, Bank of China's President, Li Lihui, immediately led the formation of an Internal Control Committee and launched the most extensive internal review in the history of the Bank to assess the effectiveness of the internal controls throughout our branch network and implement improvements to address any deficiencies noted to minimize the possibility that such incidents will occur in the future.

Looking ahead, China's economic prospects remain bright. Government measures intended to balance growth will provide the stability required for both domestic and foreign companies to expand their manufacturing operations in China with confidence. This will sustain growth in demand for corporate credit, individual asset mamagement, trade finance and other banking services. In addition, increasing personal income and a pent-up demand for consumer credit will fuel what we believe will be a significant expansion of the retail banking sector. We are confident that Bank of China is well positioned to benefit from the opportunities available in this environment. We are also cognizant, though, that competition will continue to intensify. Achieving our growth objectives, in this regard, will require an unrelenting focus on understanding the needs of our customers and anticipating changes in the market. We will proceed confidently but maintain the flexibility to adapt to change. We should put priority on capital control, achieve sustained growth on the basis of quality and efficiency rather than sheer scale, rationally structure our business development and speed, avoid overextending credits and improve asset quality.

In 2005, our commitment to reform will continue. We will also seek to diversify our shareholder base through the introduction of new investors. Our efforts will also include the development of new financial reporting and disclosure systems on the principle of prudence, truthfulness and transparency and the establishment of an independent internal audit function. Risk management, of course, will be a priority and we will establish processes and accountability as a foundation on which to effectively manage the Bank's growth. Through initiatives such as these, we will achieve a sustainable and balanced growth to enhance shareholder value, improve customer service, and create career development opportunities for our employees.

Finally, I would like to take this opportunity to express my gratitude to the former Bank of China board members for their tireless efforts over the years, to our customers, business associates and friends from all walks of life for their sustained support. I would also like to offer my most profound thanks to our employees for their hard work and contributions in 2004.



Chairman

Bank Information

1. Registered name in Chinese:	中国银行股份有限公司（中国银行）
Registered name in English:	BANK OF CHINA LIMITED (BANK OF CHINA)
2. Legal representative:	Xiao Gang
3. Registered address of Head Office:	1 Fuxingmen Nei Dajie, Beijing, People's Republic of China Post code: 100818
Internet website:	www.bank-of-china.com
4. Selected newspapers for information disclosure:	*Financial News, China Securities, China Daily*
Locations where the annual report can be obtained:	major business locations
5. Other relevant information	
Date of first registration:	31 October 1983
Place of first registration:	State Administration for Industry and Commerce
Corporate Business License serial number:	1000001000134
Financial License institutional serial number:	B10311000H0001
Tax registration certificate number:	Jingguo shui Xi Zi 110102100001342 Dishui Jing Zi 110102100001342000
Appointed auditors:	PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company
Address of appointed auditors:	11th Floor, PWC Center, 202 Hubin Road, Shanghai, People's Republic of China Post code: 200021

The Report is prepared in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Organizational Chart of the Head Office


General Meeting of Shareholders
Board Secretariat
Office of Board of Supervisors
Senior Management
Bussiness Development Committee
Internal Control Committee
Asset-Liability Management Committee
Procurement Review Committee
Credit Review Committee
Anti-money Laundering Committee
Inspection and Audit Department
Executive Office
Human Resources Department
Asset-Liability Management Department
Risk Management Department
Accounting Department
Overseas Business Management Department
Information Technology Department
Law and Compliance Department
Strategic Planning Department
Financial Institutions Department
Global Markets Department
Custodian and Investor Service Department
Corporate Banking Department
Credit Administration Department
Personal Banking Department
Bank Card Center
Settlement Department
Banking Department
Clearing Center
E-banking Department
Security Department
General Affairs Department
Party Affairs Department
Working Committee of the Labor Union
Retired Cadre Department
Institute of International Finance

Organizational Chart of Bank of China Limited


China SAFE Investments Limited
100%
Bank of China Limited
Domestic Operations:
Head Office,32 tier-one branches and
11,274 tier-two branches, sub-branches and offices
Hong Kong and Macau
Other Overseas Operations:
17 branches, 6 subsidiaries
and 2 representative offices
50.313%
100%
100%
100%
100%
Macau Branch
Tai Fung Bank Limited
BOC Hong Kong (Group) Limited
BOC International Holdings Limited
BOC Group Insurance Company Limited
BOC Group Investment Limited
100%
BOC Hong Kong (BVI) Limited
100%
BOC Group Life Assurance Company Limited
65.805%
0.054%
0.054%
BOC Hong Kong (Holdings) Limited



Honorary Directors

Name	Gender	Position	Time of Office
Chen Muhua	F	Honorary Chairperson	August 2004
Zhuang Shiping	M	Honorary Vice Chairman	August 2004

Board of Directors

Name	Gender	Position	Time of Office
Xiao Gang	M	Chairman	August 2004
Li Lihui	M	Vice Chairman	August 2004
Zhang Jinghua	M	Non-Executive Director	August 2004
Yu Erniu	M	Non-Executive Director	August 2004
Zhu Yan	F	Non-Executive Director	August 2004
Zhang Xinze	M	Non-Executive Director	August 2004
Hong Zhihua	F	Non-Executive Director	August 2004
Huang Haibo	F	Non-Executive Director	August 2004
Hua Qingshan	M	Executive Director	August 2004
Li Zaohang	M	Executive Director	August 2004
Anthony Francis Neoh	M	Independent Director	August 2004
Peter Cooke	M	Independent Director	December 2004
Suzanne Labarge	F	Independent Director	March 2005

Board of Supervisors

Name	Gender	Position	Time of Office
Liu Ziqiang	M	Chairman	August 2004
Wang Xueqiang	M	Supervisor	August 2004
Liu Wanming	M	Supervisor	August 2004
Li Chunyu	M	Employee Supervisor	December 2004
Liu Dun	M	Employee Supervisor	December 2004

Senior Management

Name	Gender	Position	Time of Office
Li Lihui	M	President	August 2004
Hua Qingshan	M	Vice President	August 2004
Li Zaohang	M	Vice President	August 2004
Zhou Zaiqun	M	Vice President	August 2004
Zhang Yanling	F	Vice President	August 2004
Zhang Lin	F	Secretary of Party Discipline Committee	August 2004
Zhu Min	M	Assistant President	August 2004
Zhu Xinqiang	M	Assistant President	August 2004
Wang Yongli	M	Assistant President	August 2004
Lonnie Dounn	M	Chief Credit Officer (CCO)	January 2005
Liu Hong	F	Secretary to the Board	January 2005

Resumes of Directors, Supervisors and Senior Management Members

Chen Muhua, Honorary Chairperson of the Board

Ms. Chen has been the Honorary Chairperson of the Board of Bank of China Limited since August 2004. Ms. Chen was formerly Vice Chairwoman of the Standing Committee of National People's Congress. Ms. Chen was born in June 1921.

Zhuang Shiping, Honorary Vice Chairman of the Board

Mr. Zhuang has been the Honorary Vice Chairman of the Board of Bank of China Limited since August 2004. Mr. Zhuang has served in the past as Standing Commissioner of Chinese People's Political Consultative Conference ("CPPCC"), Chairman of Nanyang Commercial Bank and Director of Bank of China. Mr. Zhuang was born in October 1911.

Xiao Gang, Chairman

Mr. Xiao has been the Chairman and Secretary of the Party Committee of Bank of China Limited since August 2004 after serving as Chairman and Secretary of the Party Committee and President of Bank of China since March 2003. Mr. Xiao was most previously Deputy Governor of the People's Bank of China ("PBOC") and had also served as the Assistant Governor from October 1996. During this period, he was also Director of the Fund Planning Department and the Monetary Policy Department, Governor of the Guangdong Branch of the PBOC and Governor of the Guangdong Branch of the State Administration of Foreign Exchange. From October 1989 to October 1996, Mr. Xiao held various other positions in the PBOC, including Director of the Policy Research Office, Director of the China Foreign Exchange Trading Center, and Director General of the Fund and Planning Department of the PBOC. Born in August 1958, Mr. Xiao graduated from Hunan Institute of Finance and Economics in 1981 and was awarded a Master's degree by China Renmin University in 1996.

Li Lihui, Vice Chairman, President

Mr. Li has been Vice Chairman and President and Deputy Secretary of the Party Committee of Bank of China Limited since August 2004, after serving as Deputy Governor of Hainan Province from September 2002 to August 2004. He was formerly a Vice President of Industrial and Commercial Bank of China ("ICBC") from July 1994 to August 2002. From 1988 to July 1994, he served in a number of positions at ICBC including General Manager of the International Business Department, Chief Representative of the Singapore Representative Office and Deputy General Manager of the Fujian Branch. Born in May 1952, Mr. Li earned a Bachelor's degree in Finance from the Economics Department at Xiamen University, in 1977. He also received a Doctorate in Finance and a PhD degree in Economics from the Guanghua School of Management at Peking University.

Zhang Jinghua, Non-Executive Director

Mr. Zhang has been a Non-Executive Director of Bank of China Limited since August 2004. He had previously worked for the China Securities Regulatory Commission, since 1993, holding the positions of Director of Listed Companies Department, Director of Market Supervision Department, Director of Fund Supervision Department, member of the Planning and Development Commission and Director of International Cooperation. Born in September 1956, Mr. Zhang graduated from Northeast Forestry Institute in 1982 and obtained an MBA degree from the State University of New York in 1988.

Yu Erniu, Non-Executive Director

Mr. Yu has been a Non-Executive Director of Bank of China Limited since August 2004. He had previously worked for the Ministry of Finance ("MOF") as Director of the Personnel & Education Department, beginning in 1987. Born in January 1949, Mr. Yu earned a post-graduate degree in Economic Law from the Capital University of Economics and Business.

Zhu Yan, Non-Executive Director

Ms. Zhu has been a Non-Executive Director of Bank of China Limited since August 2004. She had previously served with the MOF as Assistant Inspector and Deputy Director General of its Surveillance Bureau, beginning in 1994. Born in April 1956, Ms. Zhu obtained a Bachelor degree, and in 1998, she graduated from a post-graduate course at the Chinese Academy of Social Sciences. Ms. Zhu is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants.

Zhang Xinze, Non-Executive Director

Mr. Zhang has been a Non-Executive Director of Bank of China Limited since August 2004. He had previously worked with the PBOC, as Deputy Director of the Survey and Statistics Department and as the Inspector and Deputy Director of the Credit & Credit Reporting Center of Credit Reporting Administration, beginning in 1975. Born in July 1946, Mr. Zhang obtained a Bachelor's degree in Finance from the Finance Department, China Renmin University in 1982.

Hong Zhihua, Non-Executive Director

Ms. Hong has been a Non-Executive Director of Bank of China Limited since August 2004. She had previously worked with the State Administration of Foreign Exchange, as Deputy Director General of the Policy & Regulation Department, Deputy Director General of the International Balance Department and Inspector of the General Affaires Department, beginning in 1982. Born in December 1952, Ms. Hong graduated from the Department of Chinese Literature, Yunnan University in 1982.

Huang Haibo, Non-Executive Director

Ms. Huang has been a Non-Executive Director of Bank of China Limited since August 2004. She joined the PBOC in 1977 and until recently was the Deputy Director General of the Treasury Bureau. Born in August 1952, Ms. Huang graduated from Shanxi Finance University, as an accounting major, and is qualified as Certified Public Accountant by the Chinese Institute of Certified Public Accountants.

Hua Qingshan, Executive Director & Vice President

Mr. Hua has been an Executive Director and Vice President of Bank of China Limited since August 2004. He became Vice President of Bank of China in December 1998 and is also Director of Visa International in the Asia-Pacific Area. He was Assistant President of Bank of China from May 1994 to December 1998. Born in February 1953, Mr. Hua graduated from Peking University in 1984 and obtained a Master's degree from Hunan University in 1996.

Li Zaohang, Executive Director & Vice President

Mr. Li has been an Executive Director and Vice President of Bank of China Limited since August 2004 after acting as Vice President of Bank of China since November 2000. Mr. Li was a Vice President of the China Construction Bank (CCB) from December 1993 to November 2000. From December 1987 to December 1993, Mr. Li was General Manager of Dalian Branch, Director of Computing Center, and General Manager of International Department of CCB at different times. Mr. Li was born in April 1955 and graduated from Nanjing Institute of Meteorology in 1978.

Anthony Francis Neoh, Independent Director

Mr. Neoh has been an Independent Director of Bank of China Limited since August 2004. He currently serves as the Commissioner of the International Consultation Committee of the China Securities Regulatory Commission. Mr. Neoh was the former Chief Advisor to the Commission, and the Chairman of the Hong Kong Securities and Futures Commission, member of the Hong Kong Stock Exchange Council and its listing Committee, and the Commissioner of the Basic Law Committee of the Hong Kong Special Administrative Region of the Standing Committee of National People's Congress, Deputy Grand Judge of the Hong Kong Supreme Court, and Administrative Secretary General of the Hong Kong Government. He has served as Queen's Counsel (currently referred to as Senior Counsel). Born in November 1946, Mr. Neoh graduated from the Law Department of London University with a BA degree in Law in 1976. He serves as a British barrister and is admitted to the California Bar.

Peter Cooke, Independent Director

Mr. Cooke, a British citizen, has been an Independent Director of Bank of China Limited since December 2004. Mr. Cooke retired from the Bank of England in 1988 after a 33 year career, most recently as Associate Director and Head of Banking Supervision. From 1977 to 1978, he was Chairman of Basel Committee on Banking Regulation and Supervisory Practices at the Bank for International Settlements, which formulated the first Basel Capital Accord. Born in February 1932, Mr. Cooke earned an MA degree in Modern History from Merton College, Oxford in 1955.

Suzanne Labarge, Independent Director

Ms. Labarge, a Canadian citizen, has been an Independent Director of Bank of China Limited since March 2005. She retired as Vice Chairman and Chief Risk Officer of the Royal Bank of Canada in September 2004. She was Executive Vice President for corporate treasury of the Royal Bank of Canada from 1995 to 1998. Ms. Labarge was the Deputy Superintendent of the Office of the Superintendent of Financial Institutions, Canada from 1987 to 1995. Prior to that she was Assistant Auditor General for the Government of Canada. Born in September 1946, Ms. Labarge earned a BA in Economics from McMaster University and an MBA from Harvard University Business School in 1971.

Liu Ziqiang, Chairman of Board of Supervisors

Mr. Liu has been the Chief Supervisor of Bank of China Limited since August 2004, after serving as Chairman of the Board of Supervisors of Bank of China from July 2003 to August 2004. He was Chairman of the Board of Supervisors of Agricultural Development Bank of China from June 2000 to July 2003. From April 1997 to June 2000, Mr. Liu was a Vice President of China Construction Bank. From November 1986 to June 2000, Mr. Liu served as Chief of the Shenzhen Development Bank Preparation Team, Deputy General Manager of Shenzhen Agricultural Bank, Acting President, Board Chairman and General Manager of Shenzhen Development Bank, Head of Planning Department of China Construction Bank. Born in April 1948, Mr. Liu obtained a Master's degree in Economics from the Graduate School of the PBOC in 1984.

Wang Xueqiang, Supervisor

Mr. Wang has been a Supervisor of Bank of China Limited since August 2004, after serving as a Supervisor of Bank of China from July 2003 to July 2004. He was a Supervisor of Agricultural Development Bank of China from October 2001 to June 2003. Mr. Wang had previously worked with the MOF, and Central Financial Working Commission, from August 1985 to September 2001, during which he was dispatched to Hong Kong to work for four years. Born in October 1957, Mr. Wang obtained a Bachelor's degree from Central University of Finance and Economics in 1996 and that from China Renmin University in 1998. He is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants.

Liu Wanming, Supervisor

Mr. Liu has been a Supervisor of Bank of China Limited since August 2004, after first serving as a Supervisor of Bank of Communications and Bank of China from January 2001 to August 2004. From August 1984 to December 2000, Mr. Liu worked with the State Auditing Administration and Agricultural Development Bank of China successively. Born in November 1958, Mr. Liu earned a Bachelor's degree in Economics from Jiangxi University of Finance in 1984.

Li Chunyu, Employee Supervisor

Mr. Li has been an Employee Supervisor of Bank of China Limited since December 2004. He was elected Chairman of the Head Office's Labor Union of Bank of China in August 2000. He served in the Human Resources Department of Bank of China Head Office from 1992 to July 2000. Born in March 1959, Mr. Li holds a secondary college diploma.

Liu Dun, Employee Supervisor

Mr. Liu has been an Employee Supervisor of Bank of China Limited since December 2004. Since 1991, he served in International Settlement Division, Credit Division and Corporate Business Division of the Bank of China's Shandong Branch successively. Born in September 1963, Mr. Liu received a Master's degree in Economics from the University of Science and Technology of China in 1991.

Zhou Zaiqun, Vice President

Mr. Zhou has been a Vice President of Bank of China Limited since August 2004. He became a Vice President of Bank of China in November 2000 and is also Director of MasterCard International-Asia Pacific. Prior to that, Mr. Zhou was first the General Manager of the Beijing Branch of ICBC from December 1999 to November 2000 and then the General Manager of the Accounting and Financial Planning Departments of ICBC from January 1997 to December 1999. Born in November 1952, Mr. Zhou earned a Master's degree from the Northeast Institute of Finance and Economics in 1996.

Zhang Yanling, Vice President

Ms. Zhang has been a Vice President of Bank of China Limited since August 2004 and had been a Vice President of Bank of China since March 2002. Ms. Zhang has also been the Vice Chairperson of International Chamber of Commerce Banking Commission since July 2003. She previously held the post of Assistant President of Bank of China from October 2000 to March 2002. She also served as the General Manager of Legal and Compliance Department from February 2001 to August 2002, the General Manager of the Banking Department of the Head Office and the General Manager of the Milan Branch of Bank of China from April 1997 to October 2001 successively. Born in August 1951, Ms. Zhang graduated from Liaoning University in 1977 and received a Master's degree from Wuhan University in 1999.

Zhang Lin, Secretary of Party Discipline Committee

Ms. Zhang has been the Secretary of the Party Discipline Committee of Bank of China Limited since August 2004. Prior to that, she had served as an Assistant President of the Export-Import Bank of China since June 2002. Ms. Zhang also served as Deputy Director and Director of the Personnel Education Division of the Export-Import Bank of China from August 1998 to July 2002. Born in February 1956, Ms. Zhang graduated from the Politics & Economy Department of the Party School of the Inner Mongolian Autonomous Region's Communist Party Committee.

Zhu Min, Assistant President

Mr. Zhu has been an Assistant President of Bank of China Limited since August 2004 and was an Assistant President of Bank of China since November 2003. Mr. Zhu has been the General Manager of Restructuring & Listing Office since April 2003 and the General Manager of the Board Secretariat of Bank of China (Hong Kong) Limited since October 2001. From April 1998 to April 2003, Mr. Zhu was the General Manager of the Institution of International Finance and headed the restructuring of the BOC Hong Kong Group. Born in August 1952, Mr. Zhu graduated from Fudan University with a Bachelor's degree in 1982. He received a Master's degree from Princeton University and a PhD degree from Hopkins University.

Zhu Xinqiang, Assistant President

Mr. Zhu has been an Assistant President of Bank of China Limited since August 2004 and was an Assistant President of Bank of China since November 2003. Mr. Zhu held the post of the General Manager of the Global Markets Department from February 2003 to March 2004. From September 1999 to February 2003, he was the General Manager of the Treasury Department of Bank of China. Born in February 1952, Mr. Zhu graduated from Jilin University in 1977.

Wang Yongli, Assistant President

Mr. Wang has been an Assistant President of Bank of China Limited since August 2004 and was an Assistant President of Bank of China since November 2003. Mr. Wang held the posts of Acting Deputy General Manager and the General Manager of the Fujian Branch, and the General Manager of the Hebei Branch from November 1999 to January 2004. He was the General Manager of the Asset & Liability Management Department of Bank of China from April to November 1999. Born in April 1964, Mr. Wang graduated from China Renmin University in 1987 with a Master's degree.

Lonnie Dounn, Chief Credit Officer

Mr. Dounn, a citizen of the United States, has been the Chief Credit Officer of Bank of China Limited since January 2005. Prior to that, he worked at the Hong Kong and Shanghai Banking Corporation (HSBC), in different functions, as the Credit Manager of HSBC Holding, the Credit Supervisor of HSBC (U.S.) Business Department and the Chief Credit Officer of HSBC Hong Kong from 1992 to 2004. Mr. Dounn also held various credit management positions at British Marine Midland Bank from 1974 to 1992. Born in November 1952, Mr. Dounn received BS and MBA degrees from Carnegie Mellon University and obtained a JD degree from Fordham University Law School in 1981. He is also a member of the Bar Association of the State of New York.

Liu Hong, Secretary to the Board

Ms. Liu has been the Secretary to the Board of Bank of China Limited since January 2005. Previously, she was Vice President of the Equity Capital Markets Department, JP Morgan Chase& Co from October 2001 to July 2003; she was General Counsel, Board Secretary and Company Secretary of China International Capital Corporation limited from October 1995 to September 2001. From September 1989 to September 1995, Ms. Liu worked at the law firm of Shearman & Sterling and was the Chief Representative of its Beijing Office. Born in February 1955, Ms. Liu graduated from Beijing Foreign Studies University in 1979 and received a JD degree from Columbia University Law School in 1989. She is also a member of the Bar Association of the State of New York.

Compensation for Directors, Supervisors and the Senior Management

In 2004, a total of 18 directors, supervisors and members of Senior Management received compensation from Bank of China Limited as summarized in the table below.

(Unit: RMB Thousand)

	Bank of China Limited[1]	Subsidiaries of BOC Group[2],[3]	Total
Total annual compensation	5,377.3	2,898.5	8,275.8
Total compensation of the three top directors whose salaries are the highest	1,717.9	1,338.5	3,056.4
Total compensation of the three top management executives whose salaries are the highest	1,684.0	1,444.9	3,128.9
Compensation and allowance of independent directors	125.0	212.7	337.7
Compensation Range			Persons
1,000–1,200			1
800–999			4
600–799			1
400–599			3
200–399			2
Below 200			7

[1] Six directors received no compensation from Bank of China Limited - Zhang Jinghua, Yu Erniu, Zhu Yan, Zhang Xinze, Hong Zhihua and Huang Haibo. They received compensation from China SAFE Investments Limited.

The compensation figures above do not include the amount of RMB 524.5 thousand which were paid to local Labour and Social Security Bureau by the Bank on their behalf.

[2] Certain directors and senior managers were also directors of the Group's subsidiaries. They were paid compensation from these subsidiaries for the services performed. The aggregate cash compensation that these directors and senior managers received from the subsidiaries, however, was limited to 30% of the highest director fee to which they otherwise would have been entitled to receive. Any amounts of director fees in excess of the cash compensation were paid, as discretionary bonuses, to Head Office employees who support the operation of subsidiary boards of directors and their committees.

[3] A certain number of the Bank's directors and senior managers were granted options by BOC Hong Kong (BVI) ("BOC HK (BVI)"), pursuant to a Pre-listing Share Option Scheme, to purchase from BOC HK (BVI) outstanding shares of BOCHK for HK$ 8.50 per share. These options, with a ten-year term, vest ratably over four years from 25 July 2002. As at 31 December 2004, the options related to an aggregate of 6,142,500 shares were outstanding and no shares were exercised during 2004.

Staff

At the end of 2004, Bank of China had 181,894 employees, excluding 56,778 contracted personnel, a reduction of 6,822 from the end of 2003. Of this total, 163,769 and 18,125 were employed in the Group's Domestic and Overseas Operations[4], respectively, representing a reduction of 7,563 and an increase of 741 from the end of the prior year.

Branch Network

At the end of 2004, Bank of China had 11,910 branches and subsidiaries, a reduction of 248 from the end of 2003. Domestic branches and overseas branches/ subsidiaries numbered 11,307 and 603, respectively, representing a reduction of 302 and an increase of 54 during the year.

[4] The Head Office of Bank of China Group (the "Head Office") and its branches operating in the Chinese Mainland are referred to as "Domestic Operations". Branches and subsidiaries domiciled outside the Chinese Mainland including those located in Hong Kong and Macau are referred to as "Overseas Operations".



To meet the challenges of international competition and enhance both its core competencies and operational efficiency, BOC commenced its Joint Stock Reform in late 2003. The primary objectives of the Joint Stock Reform were to develop a sound governance framework, articulate a clear business strategy, implement robust decision making procedures, optimize business processes, maintain adequate capital, implement modern management practices, develop an effective risk management structure and establish an effective incentive system to support the Bank's transformation into a globally competitive commercial bank.

The Joint Stock Reform is being undertaken pursuant to the following principles:

- Convert all assets, liabilities and business operations of the former Bank of China into the reformed Bank of China Limited as successor, in order to maintain the value of the Bank of China franchise and leverage the combined strength and competitive edge of the Group;
- Transform the management philosophy and business operations according to the international best practice in corporate governance and strict internal control system;
- Promote human resources reform with a high sense of social responsibility and close attention to the interest of the employees;
- Diversify the investor base by introducing strategic investors into the Bank.

With the approval of the State Council of the Poeple's Repulic of China ("State Council"), and under the sponsorship of China SAFE Investments Limited, Bank of China was converted into Bank of China Limited, on 26 August 2004, reaching a significant milestone in the Bank's reform process.

Strengthening Corporate Governance

Bank of China Limited will practice the modern corporate governance principle of "Maintaining an effective balance among three independent governing bodies, with a common goal of collaborative growth". In this regard, the Bank strengthened its corporate governance structure by, among other things, establishing a general meeting of shareholders, a board of directors, a board of supervisors and senior management. These fundamental elements of the Bank's corporate governance structure are intended to support effective decision-making and provide appropriate oversight in the interest of the Bank's present and future shareholders. In addition, three internationally recognized and respected independent non-executive directors also joined the Board, further enhancing the Board's effectiveness. Five committees of the board of directors were created to assist it in discharging its decision-making and oversight responsibilities in the areas of strategic planning, auditing, risk management, personnel and remuneration, and related party transactions.

Building a Solid Financial Foundation

With the approval of the State Council, China SAFE Investments Limited contributed US$ 22.5 billion in capital to the Bank at the end of 2003. At the same time, the MOF directed the Bank to transfer all previously recorded amounts of owner's equity to the retained earning account for the purpose of writing off its accumulated losses related to non-performing assets. In 2004, through write-offs, transfers and sales of NPLs accumulated through the Bank's historical operations, BOC substantially completed its objective of resolving the problem of non-performing assets. Through these financial restructuring initiatives, BOC's asset quality and capital position have improved significantly. Furthermore, important indicators of financial strength, such as the capital adequacy ratio, NPL ratio and provision coverage ratio substantially met the requirements of the China Banking Regulatory Commission ("CBRC").

Concurrent with its financial restructuring, Bank of China has also completed a series of reform measures to strengthen its financial reporting function. These measures included: adopting the Accounting System for Financial Institutions (2001); performing an extensive due diligence investigation and financial statement audit with the assistance of financial consultants, attorneys, independent accountants and other professionals; setting comprehensive accounting standards for the whole Bank.

Improving Risk Control

Along with Joint Stock Reform, BOC undertook a series of measures to improve its risk control. These measures included: improving the legal and compliance management process, cultivating a compliance culture; improving performance measurement system with compliant operation as one of its focus; establishing an internal control committee chaired by the President of the Bank to reinforce effective internal control; defining a prudent risk management strategy, supported by an enhanced risk management structure with well-defined responsibilities and clearly articulated risk management policies, robust decision-making support and independent assessment protocols; promoting a centralized and professional risk management and credit decision system to ensure effective control during loan approval, extension and loan performance monitoring, stepping up on-site and off-site inspection to prevent resurgence of new NPLs.

Focusing on Operational Management

Bank of China has also actively implemented other reform initiatives with the objective of establishing an operational and management structure consistent with those of a modern global commercial bank. These initiatives included: developing and implementing a clearly articulated business development strategy; promoting a market-focused and performance-based human resource management and incentive program; establishing a process to streamline operational and management processes; commencing the transformation of the Bank's organization structure, with a focus on centralizing its activities, eliminating management layers and integration; accelerating IT development to improve financial reporting and operational efficiency; embracing a commitment to transparent, true and fair disclosure of financial information; and redefining the independent internal audit function to focus on comprehensive risk-based examinations.

In 2005, the Bank will continue to promote reform to build a foundation for the future, transform its operations to focus on innovation and efficiency, and improve its risk management to position itself for sustainable growth.

Bank of China made significant improvements in its corporate governance structure in 2004. Consistent with current corporate governance practices among large international banks, Bank of China established a system consisting of a general meeting of shareholders, a board of directors with three independent directors, a board of supervisors and senior managment. These groups are intended to provide an appropriate level of "checks and balances" to protect the interests of the Bank's current and future shareholders. Safeguards have also been implemented to ensure the compliance of these groups with Bank of China's Articles of Association and all relevant laws and regulations. Working in a collaborative manner, these groups will ultimately enhance the effectiveness of Bank of China's corporate governance structure.

Shareholders

China SAFE Investments Limited is the sole shareholder of Bank of China Limited. China SAFE Investments Limited is a wholly state owned investment company, organized under the Company Law of the PRC with the approval by the State Council. China SAFE Investments Limited is funded by the PRC government to discharge its statutory obligation to provide capital financing to targeted financial institutions, including Bank of China and China Construction Bank. China SAFE Investments Limited's activities are limited to funding and managing its equity investments as authorized by the State Council, and it will not engage in any other commercial activities. Bank of China intends to diversify its shareholder base in the future, through initiatives which may include, for example, attracting investment from strategic investors.

General Meeting of Shareholders

The general meeting of shareholders is vested with a number of fundamental rights related to the governance of the Bank. These include the right to review and approve material investment proposals, elect directors and supervisors, approve the annual financial budget, financial statements, profit appropriations, remuneration of directors and supervisors, transactions relating to the Bank's capitalization, and other major issues.

At the Inaugural Regular General Meeting on 23 August 2004, the Bank's first Board of Directors and Board of Supervisors were elected. By the end of 2004, the Bank had held three other extraordinary shareholder's meetings to approve resolutions on such matters as the Bank's issuance of subordinated bonds and the election of independent directors.

The Board of Directors

Responsible to the general meeting of shareholders, the Board of Directors is the Bank's highest decision-making body. Its powers include the ability to convene shareholder meetings, implement resolutions approved by the shareholder meetings, approve the business strategies and operating plans of the Bank, develop clear management roles and responsibilities, approve plans related to capitalization and other significant activities, establish the organizational structure and determine the appointment of the Senior Management.

From 23 August 2004, to the end of the year, the Board held six meetings. Among other things, at these meetings, the Chairman was elected, the members of Senior Management and members of the Board's committees were appointed, the issuance of subordinated bonds was proposed, candidates for independent directors were nominated, and there was also deliberation and resolution on other issues in accordance with the Articles of Association.

The Board established the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel & Remuneration Committee, and Connected Transaction Control Committee. These committees are comprised of various Board and Senior Management members and report to the Board. The Audit and Risk Policy committees have held a number of meetings to review the policies on, among other things, internal audit and risk management.

The Articles of Association and the Rules of Procedures of the Committees define the functions and responsibilities of the Board committees as follows:

The Strategic Development Committee is responsible for developing and assessing the effectiveness of the strategic plan, the financial budget, the capital allocation plan, the business development plan, and the business objectives of the Bank. It is also responsible for establishing the Bank's merger and acquisition plan, developing the Bank's organizationl structure and evaluating the effectiveness of the Bank's corporate governance structure.

The Audit Committee is responsible for assessing the Bank's auditing and accounting policies, assessing the performance of the Bank's internal audit department, and reviewing the financial report and financial information disclosure. It is also responsible for proposing the appointment of the Bank's independent auditor.

The Risk Policy Committee is responsible for developing and assessing the Bank's risk management policies, approving credit decisions in excess of specific limits, monitoring and evaluating the Bank's risk profile, reviewing the effectiveness of the Bank's legal and compliance process, and overseeing their implementation.

The Personnel and Remuneration Committee is responsible for approving the Bank's human resource and remuneration policies and overseeing their implementation. It is also responsible for the nomination of Senior Management members, and for the performance evaluation of the Directors and members of the Senior Management.

The Connected Transaction Control Committee is responsible for overseeing related party transactions and establishing policies related to the Bank's related party transactions pursuant to relevant laws and regulations.

The Board of Supervisors

The Board of Supervisors is the Bank's supervisory body that reports to the Shareholder's Meeting. It has the power to supervise the activities of the Board of Directors and Senior Management, and inspect and supervise the Bank's financial activities. It also has the right to examine the Bank's business, risk management, internal control and other management decisions.

From 23 August 2004 to the end of 2004, the Board of Supervisors has held four meetings, at which the Chairman was elected, working principles for the Board of Supervisors were established, the Director of the Supervisor's Office was appointed and resolutions were passed on other issues in accordance with the Articles of Association.

The Senior Management

The Senior Management, under the leadership of the President, is broadly responsible for the management of the Bank's business activities and reports to the Board of Directors. Senior managers include vice presidents and assistant presidents. Specific responsibilities of Senior Management include the implementation of Board resolutions, developing financial budgets and business plans, establishing policies and procedures to implement the resolutions of the Board and its committees, nominating other senior managers and establishing salary, benefit and incentive schemes.

During 2004, Senior Management diligently discharged its responsibilities within the scope established by the Board and the Articles of Association.

Codes on Corporate Governance

The Articles of Association provide the framework within which all activities of the Bank, its Directors, Supervisors and employees are conducted. They also provide a stable reference point for the development of policies and procedures at all levels of the Bank as well as for compliance with the PRC Company Law, Commercial Bank Law and the regulatory guidance issued by the relevant government agencies. The Articles of Association have been approved by the CBRC. The Rules of Procedures of Shareholder Meeting, the Rules of Procedures of Board of Directors, the Rules of Procedures of Board of Supervisors and the Rules of Procedures of Board of Directors' Special Committees have also been formulated in accordance with the Articles of Association and related regulations.

Information Disclosure and Transparency

Bank of China is committed to true, accurate, complete and timely information disclosure in accordance with the Articles of Association, Provisional Regulations on Information Disclosure by Commercial Banks and other related laws and regulations.

In recent years, Bank of China has made significant progress in improving and raising the quality of its information disclosure, in strict compliance with the requirements of the regulators and taking into account the standard practice of domestic listed banks and international peers.

In 2004, Bank of China intensified its efforts to develop an integrated Management Information System and the related IT infrastructure projects. The segregation of the front, the middle and the back office functions continued. In 2004, the Bank adopted the Accounting System for Financial Institutions (2001). This had the effect, among other things, of recognizing loss provisions, certain operating liabilities and harmonizing domestic and overseas accounting principles.

Bank of China is committed to building a prudent, truthful and transparent financial reporting and information disclosure system. On the basis of Accounting System for Financial Institutions (2001), the Bank will gradually apply the international standards of financial reporting to ensure its financial and accounting information to be true, complete, accurate and timely.


6.02%
16.21%

Economic and Regulatory Environment

During 2004, the Chinese economy maintained its trend of steady expansion, with domestic GDP increasing 9.5% for the year to RMB 13,651.5 billion. The contributions to domestic GDP from primary, secondary and tertiary industries were RMB 2,074.4 billion, RMB 7,238.7 billion and RMB 4,338.4 billion respectively in 2004, increasing by 6.3%, 11.1% and 8.3% year-on-year. Globally, China ranked third in terms of international trade volume in 2004, with a total import and export volume of US$ 1,154.7 billion (a 35.7% increase over 2003), exceeding US$ 1 trillion for the first time. At the end of 2004, total loans outstanding from financial institutions increased 14.4% and total deposits taken by financial institutions grew 15.3% compared to the end of 2003.

Per capita annual disposable income of urban households also increased sharply by 11.2% from RMB 8,472 in 2003 to RMB 9,422 in 2004. Such factors continued to create growing demand for consumer banking products and services. In fact, consumer loans enjoyed a compound annual growth rate in excess of 35% between 2002 and 2004. Nonetheless, consumer loans still only represented approximately 10.5% of the total loans granted by financial institutions as at the end of 2004, highlighting the market potential related to pent-up demand. In this regard, growth in mortgage lending has intensified as a result of the PRC government's efforts to reform the Chinese housing system.

The PRC government has taken a series of decisive steps to promote reform and growth in China's banking industry. In addition, a number of regulatory initiatives have been implemented or are being contemplated that are intended to improve the soundness and competitiveness of the industry, including:

- Removal of the upper limit for interest rates on most RMB loans, and the lower limit on deposit rates to provide commercial banks with greater flexibility to implement risk adjusted pricing;
- The introduction of more prudential standards, such as the issuance of *Due Diligence Guidelines* by the CBRC requiring commercial banks to establish a strict vertical management system to manage all credit risks associated with their credit operations;
- In principle, allowing commercial banks to set up asset management companies, creating opportunities for banks to diversify into non-interest revenue generating business operations; and
- New Capital Adequacy Regulation has also been promulgated by the CBRC, emphasizing a prudential approach to capital management.

Financial Statement Analysis

Overview

During 2004, Bank of China adopted the Accounting System for Financial Institutions (2001) ("2001 PRC GAAP") issued by the MOF. The major differences between "2001 PRC GAAP" and the Accounting System for Financial Institutions (1993) ("1993 PRC GAAP") previously adopted by the Bank are the requirements for the recognition of asset impairment and the provision for certain liabilities. The Group's accounting policies, based on 2001 PRC GAAP, are adopted retrospectively and are included in Section IV of the Notes "Principal Accounting Policies and Accounting Estimates" to the Financial Statements in this annual report. A reconciliation of the Group's equity based on 2001 PRC GAAP to that based on 1993 PRC GAAP is included in Note XV "Adjustment Summary upon Adoption of the Accounting System for Financial Institutions (2001)" to the Financial Statements in this annual report. Unless otherwise stated, all amounts presented were prepared on the basis of 2001 PRC GAAP.

(Unit: RMB Million)

	2004	2003	Change	Percent (%)
Operating profit	57,841	54,826	3,015	5.50
Net profit	20,932	28,707	(7,775)	(27.08)
Adjusted operating profit	57,841	47,672[1]	10,169	21.33
Adjusted net profit	20,932	21,553[1]	(621)	(2.88)

[1] Adjusted to exclude the net gain on the sale of BOCHK shares equal to RMB 7,154 million.

For the year ended 31 December 2004, the Group achieved an operating profit of RMB 57.8 billion and net profit of RMB 20.9 billion. Adjusted operating profit, excluding the effect of the net gain from the sale of shares in BOCHK in 2003, increased 21.3%, and adjusted net profit was essentially unchanged from 2003. In 2004, return on average total assets and return on average owner's equity were 0.61% and 10.04%, respectively.

Income Statement Analysis

(Unit: RMB Million)

	2004	2003	Change	Percent (%)
Net interest income	84,985	71,904	13,081	18.19
Non-interest income	19,752	20,935	(1,183)	(5.65)
Operating and administrative expenses	(41,915)	(34,041)	(7,874)	23.13
Business tax and surcharges	(4,981)	(3,972)	(1,009)	25.40
Operating profit	57,841	54,826	3,015	5.50
Non-operating income, net	532	179	353	197.21
Profit before impairment losses	58,373	55,005	3,368	6.12
Impairment losses	(23,797)	(16,432)	(7,365)	44.82
Profit before tax	34,576	38,573	(3,997)	(10.36)
Income tax	(9,330)	(6,676)	(2,654)	39.75
Minority interests	(4,314)	(3,190)	(1,124)	35.24
Net profit	20,932	28,707	(7,775)	(27.08)

Revenue

(Unit: RMB Million)

	2004	2003	Change	Percent(%)
Net interest income	84,985	71,904	13,081	18.19
Non-interest income	19,752	20,935	(1,183)	(5.65)

During 2004, the Group's total revenue grew steadily, with net interest income continuing to constitute the majority of the Group's revenue. Excluding the net gain from the sale of shares in BOCHK in 2003, the proportion of non-interest income to the Group's total revenue increased slightly to 18.86% from 16.08% in 2003.

Net interest income

(Unit: RMB Million)

	2004	2003	Change
Interest income(A)	128,903	112,274	16,629
Interest expense (B)	43,918	40,370	3,548
Net interest income(C=A–B)	84,985	71,904	13,081
Average interest-earning assets[5] (D)	4,018,994	3,653,138	365,856
Average rate on interest-earning assets(%)(E=A/D)	3.21	3.07	0.14
Average interest-bearing liabilities[6] (F)	3,636,706	3,310,183	326,523
Average rate on interest-bearing liabilities(%)(G=B/F)	1.21	1.22	(0.01)
Net interest spread(%)(H=E–G)	2	1.85	0.15
Net interest margin(%)(I=C/D)	2.11	1.97	0.14

[5] Includes loans, due from central banks, due from and placements with banks and other financial institutions, debt securities which includes trading and other debt securities at fair value through profit or loss.

[6] Includes due to central banks, due to and placements from banks and other financial institutions, deposits from customers which includes structure deposits, special purpose borrowings, and bonds issued.

Rate/Volume Analysis

(Unit: RMB Million)

	Rate	Volume	Total
Interest Income	5,385	11,244	16,629
Interest Expense	(434)	3,982	3,548
Net Interest Income	5,819	7,262	13,081

The Group's net interest income increased by RMB 13.1 billion (18.2%) to RMB 85.0 billion in 2004, which was attributable largely to the effects of a continued growth in the average balance of interest-earning assets and a widening of the net interest spread.

Interest income

(Unit: RMB Million)

	Interest income				Average interest-earning assets				Average rate on interest-earning assets(%)		
	2004	2003	change	percent(%)	2004	2003	change	percent(%)	2004	2003	change
loan	91,529	77,560	13,969	18.01	2,151,968	1,993,836	158,132	7.93	4.25	3.89	0.36
Debt securities	29,327	26,831	2,496	9.30	1,200,834	1,032,075	168,759	16.35	2.44	2.60	(0.16)
Due from and placements with banks and other financial institutions	4,341	5,072	(731)	(14.41)	390,440	388,040	2,400	0.62	1.11	1.31	(0.20)
Due from central banks	3,706	2,811	895	31.84	275,752	239,187	36,565	15.29	1.34	1.18	0.16
Sub-total	128,903	112,274	16,629	14.81	4,018,994	3,653,138	365,856	10.01	3.21	3.07	0.14

During 2004, interest income grew steadily due to the effect of the increases in both the yield and average balance of interest earning assets. Both interest income on loans and interest income on debt securities recorded a strong growth, reflecting the steady development of advanced asset and liability management processes.

Interest expense

(Unit: RMB Million)

	Interest expense				Average interest-bearing liabilities				Average rate on interest-bearing liabilities(%)		
	2004	2003	change	percent(%)	2004	2003	change	percent(%)	2004	2003	change
Deposits from customers	36,883	33,670	3,213	9.54	3,225,221	2,890,288	334,933	11.59	1.14	1.16	(0.02)
Due to and placements from banks and other financial institutions and due to central banks	4,259	3,703	556	15.01	323,058	334,263	(11,205)	(3.35)	1.32	1.11	0.21
Special purpose borrowings and bonds issued	2,776	2,997	(221)	(7.37)	88,427	85,632	2,795	3.26	3.14	3.50	(0.36)
Sub-total	43,918	40,370	3,548	8.79	3,636,706	3,310,183	326,523	9.86	1.21	1.22	(0.01)

While the yield on interest bearing liabilities remained essentially unchanged from 2003, interest expense increased, reflecting a growth in deposits consistent with that experienced in the Chinese economy.

Non-interest income, net

(Unit: RMB Million)

	2004	2003	Change	Percent (%)
Fee and commission income, net	8,557	7,353	1,204	16.37
Net trading income	8,752	4,456	4,296	96.41
Investment Income	1,078	8,413	(7,335)	(87.19)
Others, net	1,365	713	652	91.44
Total	19,752	20,935	(1,183)	(5.65)

Fee and commission income, net

(Unit: RMB Million)

	2004	2003	Change	Percent (%)
Settlement and clearing fees	2,626	2,237	389	17.39
Agency commissions	2,690	2,137	553	25.88
Credit commitments and loan related fees and commissions	2,367	2,075	292	14.07
Bank card fees	1,840	1,340	500	37.31
Custodian and other fiduciary service fees	394	275	119	43.27
Others	1,471	1,504	(33)	(2.19)
Fee and commission income	11,388	9,568	1,820	19.02
Fee and commission expense	(2,831)	(2,215)	(616)	27.81
Fee and commission income,net	8,557	7,353	1,204	16.37

In 2004, the Group's non-interest income experienced robust growth, as it actively developed fee-based services. Net fee and commission income rose by RMB 1.2 billion (16.4%), to RMB 8.6 billion. This growth highlights the intense focus that the Group has directed towards developing fee-based services, particularly agency and bank card activities.

Net trading income

Net trading income increased by RMB 4.3 billion (96.4%) to RMB 8.8 billion and that was primarily related to profits on the trading of interest rate products.

Investment income

(Unit: RMB Million)

	2004	2003	Change
Net gains/(losses) from investment in associates	141	(69)	210
Net gain from sale of shares in BOC HK	–	7,154	(7,154)
Others	848	439	409
Sub-total	989	7,524	(6,535)
Debt securities investment income	89	889	(800)
Total	1,078	8,413	(7,335)

In 2004, the Group's total investment income was RMB 1.1 billion, representing a reduction of RMB 7.3 billion from 2003, which reflected the absence of the RMB 7.2 billion net gain from the sale of BOCHK shares. The increase in net gains from investment in associates and other equity investment income was offset by the decrease in debt securities income.

Expenses

Operating and administrative expenses

(Unit: RMB Million)

	2004	2003	Change	Percent (%)
Staff costs	19,814	16,394	3,420	20.86
General operating and administrative expenses	13,992	11,188	2,804	25.06
Depreciation	8,109	6,459	1,650	25.55
Total	41,915	34,041	7,874	23.13
Cost to income ratio (%)	40.02	39.73	0.29	0.73

In 2004, the Group's operating and administrative expenses were RMB 41.9 billion, an increase of RMB 7.9 billion from 2003. The increase in operating expenses was related to a number of factors: (1) an increase in staff costs, reflecting the Group's continuing efforts to align BOC's incentive scheme with its business objectives and to enhance its competitiveness; (2) continued investment in business development as market competition intensified; (3) a CBRC regulatory fee levy commenced in 2004, amounting to approximately RMB 0.9 billion; and (4) an increase in depreciation expense of RMB 1.7 billion due to the revaluation of fixed assets.

Despite the commitment to its extensive reform initiatives, the Group's cost to income ratio[7], a key measure of operating efficiency, remained relatively stable at 40.02%, excluding the net gain from the sale of shares of BOCHK in 2003.

Impairment losses

(Unit: RMB Million)

	2004	2003	Change	Percent (%)
Provision for loan losses	22,793	14,701	8,092	55.04
Provision for impairment of foreclosed assets	2,997	2,019	978	48.44
Provision for/(write-back of) impairment of other receivables	(2,216)	178	(2,394)	(1,344.94)
Provision for/(write-back of) impairment of fixed assets and others	223	(466)	689	(147.85)
Total	23,797	16,432	7,365	44.82

In 2004, through write-offs, transfers and sales of non-performing assets accumulated through its historical operations, Bank of China substantially completed its NPL resolution process. In addition, BOC conducted a thorough inspection of its loan portfolios and provided for loan losses based on the estimated future cash flows from impaired loans. In 2004, the Group's impairment losses increased by RMB 7.4 billion to RMB 23.8 billion, principally related to loan losses. The increase in the provision for loan losses in 2004 principally reflected the changes in the grading of Group's loan assets and the effect of macro-economic policies implemented by the PRC government in 2004.

[7] Cost is the sum of staff costs, general operating and administrative expenses and depreciation. Income is the sum of net interest income and non-interest income.

Financial Position

The Group's principal assets and liabilities items

(Unit: RMB Million)

As at 31 December	2004	2003	Change	Percent (%)
Total assets	**4,270,443**	**3,979,965**	**290,478**	**7.30**
Debt securities	1,309,479	1,092,187	217,292	19.90
Loans, net	2,071,693	1,921,131	150,562	7.84
Total liabilities	**4,037,705**	**3,750,489**	**287,216**	**7.66**
Deposits from customers	3,342,477	3,035,956	306,521	10.10
Minority interests	27,387	25,724	1,663	6.46
Owner's equity	**205,351**	**203,752**	**1,599**	**0.78**

Debt securities

(Unit: RMB Million)

As at 31 December	2004	2003	change	Percent(%)
At fair value				
Trading securities	24,149	46,919	(22,770)	(48.53)
Other debt securities at fair value through profit or loss (designated at initial recognition)	66,863	67,638	(775)	(1.15)
Securities available-for-sale	346,532	410,140	(63,608)	(15.51)
Sub-total	**437,544**	**524,697**	**(87,153)**	**(16.61)**
At amortised cost				
Securities held-to-maturity	458,008	215,189	242,819	112.84
Less: provision for impairment	(14)	(14)	–	–
Sub-total	**457,994**	**215,175**	**242,819**	**112.85**
Debt securities classified as loans and receivables	414,119	352,883	61,236	17.49
Less: provision for impairment	(178)	(568)	390	(68.66)
Sub-total	**413,941**	**352,315**	**61,626**	**17.63**
Total	**1,309,479**	**1,092,187**	**217,292**	**19.90**

Debt securities classified as loans and receivables:

(Unit: RMB Million)

As at 31 December	2004	2003	change	Percent(%)
COAMC Bond	160,000	160,000	–	–
PBOC Special Bills	91,530	–	91,530	N/A
Special Purpose Treasury Bond	42,500	42,500	–	–
Short Term Bills and Notes				
- Public sector and quasi government bonds	44,364	92,179	(47,815)	(51.87)
- Financial institution bonds	63,550	48,540	15,010	30.92
- Corporate bonds	1,601	2,951	(1,350)	(45.75)
Bearer Treasury Bonds and others	10,574	6,713	3,861	57.52
Total	**414,119**	**352,883**	**61,236**	**17.35**

At the end of 2004, the Group's investment in debt securities grew by RMB 217.3 billion or 19.9% to RMB 1,309.5 billion, principally as a result of the increase in held-to-maturity securities which the Group maintains as a source of liquidity. The PBOC Special Bills in the amount of RMB 91.5 billion were received as consideration in connection with the transfer of certain NPLs and policy-related assets as part of the financial restructuring arrangement directed by the PRC government.

Investment in debt securities was principally comprised of government bonds and government guaranteed bonds (45%), financial institution bonds (27%), and public sector and quasi government bonds (21%).

Loans

(Unit: RMB Million)

As at 31 December	2004	2003	Change	Percent (%)
Corporate Loans	1,652,421	1,774,080	(121,659)	(6.86)
Consumer lending	494,041	383,393	110,648	28.86
Total	**2,146,462**	**2,157,473**	**(11,011)**	**(0.51)**

At the end of 2004, the Group's outstanding loan balance was RMB 2,146.5 billion, representing a decrease of 0.5% compared to that of 2003. This decrease was largely due to write-offs and sales of NPLs as part of the financial restructuring arrangement approved by the PRC government. Excluding this effect, the Group experienced loan growth of 11.3% in 2004. There was a robust growth in consumer credit loans, reflecting the Bank's continued focus on the pent-up demand for consumer credit. Please refer to risk management section of this annual report for details on loan portfolio distribution by industry and loan grading.

Provision for loan losses

At the end of 2004, the provision for loan losses was RMB 74.8 billion. New provisions, recoveries and write-offs during the year were RMB 22.8 billion, RMB 2.5 billion and RMB 186.9 billion, respectively. The ratio of the provision for loan losses to total loans was 3.5% and the ratio of the provision charge for impairment losses for loan to the average loan balance was 1.1%.

Deposits from customers

(Unit: RMB Million)

As at 31 December	2004	2003	Change	Percent (%)
Short-term corporate deposits				
Demand deposits	776,648	679,524	97,124	14.29
Time deposits less than one year	373,467	312,585	60,882	19.48
Sub-total	1,150,115	992,109	158,006	15.93
Short-term saving deposits				
Demand deposits	697,028	607,904	89,124	14.66
Time deposits less than one year	1,059,284	1,066,069	(6,785)	(0.64)
Sub-total	1,756,312	1,673,973	82,339	4.92
Long-term corporate deposits	32,743	20,182	12,561	62.24
Long-term saving deposits	296,246	260,874	35,372	13.56
Securities and margin deposits	107,061	88,818	18,243	20.54
Total	3,342,477	3,035,956	306,521	10.10

In 2004, the Group's customer deposits increased by 10.1% to RMB 3,342.5 billion, reflecting intensified marketing efforts and improved service quality.

Owner's equity

China SAFE Investments Limited contributed capital, in US Dollars and gold bullion, equal to RMB 186.4 billion to the Bank on 30 December 2003. According to the financial restructuring arrangement approved by the State council, and solely sponsored by China SAFE Investments Limited, Bank of China was converted into Bank of China Limited on 26 August 2004. Pursuant to the approved financial restructuring arrangement, the Group transferred its preexisting owner's equity (consisting of paid-in capital of RMB 141.1 billion, capital reserve of RMB 13.0 billion and surplus reserve of RMB 49.4 billion) as of 31 December 2003 into retained earning to effectively write-off accumulated losses incurred by providing impairment losses for NPL assets.

The Group's owner's equity as of the end of 2004 increased by RMB 1.6 billion from last year to RMB 205.4 billion. The significant items affecting equity included (1) net profit for 2004 of RMB 20.9 billion, (2) the establishment of an accrual of RMB 17.4 billion related to the return of state-owned equity to the MOF upon the formation of Bank of China Limited, (3) a decrease of RMB 2.3 billion due to an increase in unrealized losses related to available-for-sale securities.

Pursuant to statutes and regulations governing the restructuring of state-owned enterprises, the Bank was required to submit an appraisal report of its net book value prepared by an independent appraiser as of 31 December 2003, the most recent fiscal year-end prior to the establishment of Bank of China Limited, to the MOF for review and approval. Upon approval, the MOF is required to provide guidance as to the disposition of any excess or deficit relative to the amount of paid-in capital. The Bank commenced the appraisal exercise and submitted its approval request to the MOF in 2004. The appraised value of the net assets of Bank of China at 31 December 2003, as stated in the Appraisal Report was RMB 203.8 billion. This amount exceeds the amount of approved paid-in capital of RMB 186.4 billion by RMB 17.4 billion. The MOF has notified the Bank that (i) it had concluded that the excess of the appraised value over paid-in capital was RMB 17.4 billion; (ii) this excess belonged to the State represented by the MOF and (iii) a payable to the MOF should be established in the amount of the excess. The Bank has recorded a payable to the MOF with a corresponding charge to equity.

Capital Adequacy Ratios

Capital adequacy and core capital adequacy ratios were calculated in accordance with CBRC Directive [2004] No. 2 "Regulations governing Capital Adequacy Ratio", issued on 23 February 2004. In 2004, the Group successfully issued RMB 26.07 billion in subordinated bonds, which further enhanced the Group's capitalization. The Group's capital adequacy and core capital adequacy ratios were 10.04% and 8.48% respectively at 31 December 2004. Net capital and net core capital were RMB 270.5 billion and RMB 228.4 billion respectively. The total risk weighted assets were RMB 2,693.5 billion.

(Unit: RMB Million)

	31 December 2004
Core capital, net	228,447
Total capital, net	270,478
Total risk-weighted assets	2,693,503
Core capital adequacy ratio (%)	8.48
Capital adequacy ratio (%)	10.04




Group customer deposit by currency
(Unit: RMB Billion)
2,712.3
3,036.0
3,342.5
1,406.1
1,761.3
2,093.3
1,306.2
1,274.7
1,249.2
2002
2003
2004
RMB
Foreign currencies


Group total loans by currency
(Unit: RMB Billion)
1,830.2
2,157.5
2,146.5
1,041.2
1,322.1
1,380.0
789.0
835.4
766.5
2002
2003
2004
RMB
Foreign currencies

Business Review

With a global presence in 27 countries and regions, Bank of China operates through three principal lines of business - commercial banking, investment banking and insurance. It maintains correspondent relationships with over 1,400 foreign banks which, collectively, have 46,900 branches world-wide. Its global network, diverse customer base, and comprehensive range of services provide the Bank with a distinct competitive advantage in the local banking market.

Commercial Banking

Bank of China provides core corporate and retail banking services through its commercial banking operations. These include corporate and retail lending and deposit-taking, services to financial institutions, international settlement and clearing, and treasury products and services. In 2004, the commercial banking business maintained its record of achieving robust growth in both loans and deposits.

At 31 December 2004, the Group's outstanding balance of deposits was RMB 3,342.5 billion, an increase of RMB 306.5 billion (10.1%) over the prior year-end. The Group's outstanding loan balance declined by RMB 11.0 billion from the prior year-end to RMB 2,146.5 billion. After adjusting for the effect of NPL write-offs and sales related to the Joint Stock Reform, the Group's outstanding loan balance increased by RMB 242.9 billion (11.3%) over the prior year-end.

Corporate banking

- The Group's RMB corporate deposits and loans experienced steady growth.
- BOC maintained its top ranking in domestic market share for foreign currency corporate lending and deposits-taking.
- An improved integrated marketing structure, supported by a customer relationship management system, has enabled the Bank to achieve synergies in developing solutions tailored to the needs of its largest corporate customers and more effectively target marketing to customers in key industries.

Bank of China has developed a comprehensive range of products and services to meet the increasingly sophisticated domestic and international needs of its diverse client base with innovative financial products, flexible financing arrangements and insightful financial management. The products and services offered by the Bank include deposit-taking and lending, global trading and treasury, trade finance and collection, institutional services, and custody and fund distribution.

Corporate deposits and loans

At the end of 2004, the balance of the Group's RMB corporate deposits was RMB 908.0 billion, an increase of RMB140.6 billion during the year. The Bank's market share of corporate deposits reached 7.9%, slightly higher than that at the beginning of the year.

The Group's outstanding balance of RMB corporate loans was RMB 1,032.4 billion, an increase of RMB 132.1 billion during the year, after adjusting for the effect of NPLs write-offs and transfers related to the Joint Stock Reform. The Bank's market share grew from 7.5% at the beginning of the year to 7.8% at the end of the year.

The balance of the Group's foreign currency corporate deposits at 31 December 2004 increased by US$ 5.9 billion from the end of the previous year to US$ 45.9 billion. Of this balance, US$ 16.2 billion and US$ 29.7 billion were related to Domestic and Overseas Operations, respectively. Domestically, the Group's foreign currency deposits represent a market share of 30.2%. The Group's outstanding foreign currency corporate loans were US$ 74.9 billion, after adjusting for the effect of NPLs write-offs and transfers related to the Joint Stock Reform, reflecting virtually no change from the end of 2003. The Foreign currency loans of the Domestic Operations amounted to US$ 42.8 billion, representing a market share of 39.2%, and US$ 32.1 billion was related to Overseas Operations.

Group corporate deposits by currency

(Unit: RMB Billion)


938.6
595.6
343.0
1,098.8
767.4
331.4
1,288.3
908.0
380.3
2002
2003
2004
RMB
Foreign currencies

Recognizing that the success of the Bank is inextricably linked to that of the Chinese economy, the Group has devoted significant resources and attention to supporting the policies of the PRC government to promote growth in key industries which provide a foundation and infrastructure for the expansion of the domestic economy. These key industries include energy production and distribution, transportation, and communication. Similarly, BOC has implemented policies to ensure that the Group's exposure to other industries is balanced. While the continued growth of our commercial loan portfolio is one of our principal business objectives, we are committed to a disciplined strategy of underwriting new credits on the basis of a borrower's capacity to pay, and managing the concentration of exposures in our credit portfolio.

Group corporate loans by currency

(Unit: RMB Billion)


1,544.7
886.2
658.5
1,774.1
1,068.8
705.3
1,652.4
1,032.4
620.0
2002
2003
2004
RMB
Foreign currencies

Institutional banking

During 2004, the Bank's institutional banking activities experienced robust growth largely due to the growth in the domestic economy and improved collaboration with other financial institutions. The Bank's institutional banking activities include local and foreign currency deposit-taking, local and foreign currency clearing, investment funds custodian, fund distribution, asset management services, insurance agency business, securities and futures clearance and settlement, bond distribution, settlement, clearing and foreign currency note services for small and medium sized financial institutions, and correspondent banking services.

At the end of 2004, the balance of due to banks and other financial institutions for Domestic Operations was RMB 117.8 billion, an increase of RMB 9.4 billion or 8.7% from the prior year-end. The balance of foreign currency deposits from financial institutions amounted to US$ 4.9 billion, an increase of US$ 1.5 billion (44.1 %) from the end of 2003. During 2004, the number of customers appointing BOC as their domestic A and B share clearing agent continued to increase. Similarly, domestic securities companies directing B share clearing on the Shanghai and Shenzhen Stock Exchanges through the Group were 81 and 89, respectively, representing market shares of 73.6% and 94. 6%. For the year, the Bank's commission fee income from insurance product sales was RMB 152 million. This represents an increase of 27.3% during the year as compared to the 11.3% increase in total commission fee income paid in the domestic insurance market. Income from the financial enterprise services on an agent basis[8] reached RMB 155 million, an increase of 30% from 2003.

[8] Includes commissions from agency settlement, clearing and notes delivery for peer banks, agency insurance of accepted bills, agency payments and settlement.

Global financial markets trading and treasury services

During 2004, Bank of China continued to refine its investment strategies in response to changing domestic and international market conditions, diversified its investment portfolio to avoid unintended concentrations and consolidated the management of its portfolio to mitigate operational risks. The Bank manages a diverse range of instruments including debt securities, discounted bills, foreign exchange positions, inter-bank lending, precious metals and derivatives. The bank has been able to achieve the triple targets of safety, liquidity and profitability at the same time.

During 2004, Bank of China continued to promote its core banking product areas, which included foreign exchange, funds management and debt risk management. As part of this focus, BOC was actively engaged in product innovation, offering a number of new market leading products, such as the "Four Seasons" foreign currency wealth management tool.

At the end of 2004, the Group had a domestic balance of purchased bills of RMB 370.6 billon, an increase of 4.5% as compared to 2003, of which RMB 280.2 billion was discounted and RMB 90.4 billion was rediscounted. In 2004, the total volume of foreign exchange purchases and sales executed through domestic branches reached US$ 249.9 billion, up 25.9% from the previous year.

Custody and fund distribution

Bank of China serves as custodian for a diverse range of foreign and domestic investment funds, social security funds, insurance companies, QFIIs, and securities companies. In 2004, domestic custody operations experienced continued growth, and total assets under custody increased by 70%, with the addition of 9 open-ended funds. The investment funds under custody include funds investing in ordinary shares, debt securities, balanced investment funds, principal-guaranteed funds and money market funds. The Bank ranked second among domestic custodians in terms of the volume of open-end fund assets under custody, which is an area expected to grow rapidly over the next few years. During 2004, BOC established a collaborative partnership with a number of large enterprises to establish an annuity business, with the Bank acting as custodian for the related assets. Internationally, the Bank established new relationships with four large overseas institutions to act as their domestic custodian. The volume of BOC's sales of investment funds on behalf of its custody clients (including IPO and subscription) reached RMB 21.4 billion, ranking second in the domestic market.

Trade finance and clearing services

In 2004, Bank of China continued as a leader in trade finance and clearing services, which include the issuance of letters of credit and letters of guarantee, collection and presentation of documents, forfeiting, acceptance and confirmation of letters of credit, letter of guarantee, factoring and other trade-related financing.

The total volume of international settlements (including trade and non-trade) reached US$ 655.1 billion during 2004. More significantly, the volume of transactions processed domestically increased by 27.3% to US$ 417.8 billion, a further indication of the strength of the domestic economy. Transactions processed overseas reached US$ 237.3 billion for the year, an increase of 17.7%.

Letter of guarantee and factoring services offered through BOC's Domestic Operations were distinctive as areas of particularly high growth. During the year, the volume of letters of guarantee denominated in foreign currencies issued by the Group increased by 73.8 % to US$ 6.5 billion, and the volume of RMB letters of guarantee increased by 22.1% to RMB 37.9 billion. The volume of international factoring transactions also increased by 96.4% to US$ 3.4 billion.

Domestically, BOC remains the leader in international payment and clearing services. In 2004, the number of international payment and clearing transactions executed through domestic branches reached 8.7 million, an increase of 16.9% over 2003.

Retail banking

- At the end of 2004, outstanding domestic consumer loans were RMB 351.3 billion, an increase of RMB 97.3 billion (38.3%) over the previous year-end.
- In August 2004, the Bank was selected to be the exclusive provider of educational loans to students at 115 colleges and institutes affiliated with the relevant ministries of the PRC government.

- BOC was the first bank in China approved to offer gold bullion purchase and sale services to individuals, with an aggregate transaction volume of RMB 240.0 million in 2004.
- The BOC Credit Card product was launched during the year, using an overdraft facility that meets international standard and administered through a centralized platform.
- The Bank received a number of awards at home and abroad for the efficiency and service quality of its bank card businesses.

Bank of China provides retail banking services to individuals and small and medium sized enterprises. The retail banking services that BOC provides include savings deposits, consumer lending, bank card services, private wealth management, and remittance and payment services. Recognizing the significance of the potential growth in retail banking in the near-term, BOC focuses on developing products that will best meet the needs of its customers and an infrastructure that will enable BOC to develop and deliver retail products and services efficiently.

International settlement transactions of the Group
(Unit: US$ Billion)


472.3
529.9
655.1
2002
2003
2004

Savings deposits

At the end of 2004, the Group's consolidated balance of RMB savings deposits was RMB 1,185.3 billion, an increase of RMB191.4 billion over the prior year-end, representing a market share of 9.9%, an increase of 0.3 percentage points, reaching the highest level in recent years.

At the end of 2004, the balance of the Group's foreign currency savings deposits was US$ 105.0 billion, a decrease of US$ 9.0 billion. During 2004, the balance of foreign currency savings deposits related to Domestic Operations decreased by US$ 9.2 billion to US$ 39.2 billion, but the related market share remained relatively constant at 55.6%. The decrease in foreign currency deposits at the Bank was primarily attributable to the continuing low levels of US$ deposit interest rates relative to RMB deposit interest rates, which makes it less attractive for domestic customers to maintain foreign currency deposits in excess of their immediate needs. The balance of foreign currency savings deposits related to Overseas Operations was US$ 65.8 billion.

Group savings deposits by currency
(Unit: RMB Billion)


1,773.7
1,937.2
2,054.2
810.5
993.9
1,185.3
963.2
943.3
868.9
2002
2003
2004
RMB
Foreign currencies

Consumer lending

At the end of 2004, the Group's consolidated consumer lending reached RMB 494.0 billion, an increase of RMB 110.6 billion (28.9%) from the previous year.

During 2004, the pent-up demand for retail credit continued to emerge and the consumer lending balances related to Domestic Operations reached RMB 351.3 billion at the end of the year, an increase of RMB 97.3 billion. Market share was 15.5% at the end of the year, an increase of 1.37 percentage points from 2003. Of the total consumer loans, the balance of residential mortgage loans was RMB 240.6 billion, an increase of RMB 81.3 billion. The balance of the Group's foreign currency consumer lending increased by US$ 1.6 billion to US$ 17.2 billion.

In August 2004, Bank of China was selected through a competitive bidding process to be the exclusive provider of educational loans to students at the 115 colleges and institutes affiliated with PRC government ministries, advancing more than RMB 830.0 million in loans to over 152,000 eligible students.

Domestic consumer lending product distribution at 31 December 2004


Credit card overdraft and others
19.02%
Auto loans
7.99%
Residential mortgage loans
72.99%

Fee-based activities

In 2004, the Bank's fee-based activities, which include retail sales of insurance, securities and investment funds as an agent, retail foreign exchange trading and foreign exchange derivatives services, and private wealth management services, all experienced robust growth. Fees from the Bank's domestic fee-based and commission businesses totaled RMB 380.0 million. The total transaction volume of retail foreign exchange services reached RMB 84.9 billion, up 23.3% from the previous year.

In 2004, the Bank established 50 wealth management centers with uniform services across China as part of its initiative to develop services and products tailored to the needs of an expanding group of customers with increasingly complex and varied needs. In addition, a private wealth management system was put into operation in 13 of BOC's larger branches to more efficiently support wealth management services.

Goods and services purchased with BOC bank cards
(Unit: RMB Billion)


25.6
40.9
68.4
2002
2003
2004

Bank cards

Bank card activities include traditional debit cards, quasi-credit card, single and dual-currency credit cards and local and foreign currency card settlement services. During 2004, the bank card business experienced robust growth and won a number of awards for product innovation and service quality.

At the end of 2004, the number of the Great Wall RMB Debit Cards, Great Wall RMB Quasi-Credit cards and Great Wall International Cards issued totaled 73.97 million, 6.11 million, and 810,000, respectively. These amounts reflect increases of 31.1%, 15.7% and 37.9%, respectively, over 2003. Goods and services purchased with Great Wall RMB cards amounted to RMB 68.4 billion, up 67.2%. The volume of foreign credit card transactions processed on an agency basis was RMB 15.6 billion, an increase of RMB 5.5 billion from the previous year. The Bank's market share in foreign credit card processing reached 58.0%.

In 2004, significant progress was made in the planned improvements to BOC's bank card operations platform. These improvements to the related IT systems and business processes are intended to enable the Bank to process the rapidly growing number of transactions more efficiently and support continued product innovation. The design of the integrated platform through which BOC's bank card activities services are offered is intended to operate as a separate unit.

In 2004, the Bank devoted significant attention to streamlining the bank card operation processes used to service credit card transactions, with the objective of raising the level of processing efficiency to be consistent with that of the global industry leaders.



On 18 October 2004, supported by its centralized operations platform, the Group launched its BOC Credit Card, which provided customers with additional payment flexibility. This product is a tangible example of how BOC's bank card business is focused on innovation to meet the diversified financial needs of customers.

Investment Banking Services

- BOCI was one of the top investment banks in terms of transaction volume in the HK stock, futures and options markets.
- Appointed as the joint lead underwriter and global joint coordinator for the offering of shares by Ping An Insurance Company.
- Recognized as the Best Broker Bank in China by Asia Money.

Bank of China conducts its investment banking activities through BOC International Holdings Limited ("BOCI"). Based in Hong Kong, with 30 locations around the world, BOCI is a full-service investment bank with a strong investment team and an independent international distribution network. During 2004, BOCI realized a net profit of HK$ 294 million, up 11% over 2003.

Investment banking

As the joint lead underwriter and global joint coordinator, BOCI arranged the issuance and listing of shares for Ping An Insurance Company on the Hong Kong Stock Exchange, a transaction which was the largest H share listing in 2004 and recognized as the best equity underwriting of the year. In addition, BOCI provided financial consulting services for, among others, the Waterworks Group of Shenzhen, and China Network Communication Company. Leveraging its demonstrated ability to execute on behalf of these and other prominent clients, BOCI is continuously sourcing new projects and expects a healthy flow of deals in the coming year.

Institutional sales and retail brokerage

In 2004, BOCI secured a leading position in Hong Kong's bond, stock, futures, options and structured product markets. Profit from BOCI's fixed rate business exceeded RMB 100.0 million for the second consecutive year. BOCI was awarded "2004 Best Sovereign Bond Issue" by Asia money, as the arranger and joint global coordinator of Hong Kong government's HK$ 20.0 billion bond project. With approval from the Hong Kong Securities and Futures Commission and Hong Kong Stock Exchange, BOCI became the first Chinese investment bank in China to issue derivative share warrants. This market first will enable BOCI to offer a more diverse range of capital markets solutions to its clients.

Whilst expanding its marketing network, BOCI also improved the efficiency of its broker-dealer operations by providing integrated broker services for its retail customers via on-line and off-line transactions. Through closer collaboration with BOCHK, BOCI's retail broker services maintained a leading market position in Hong Kong and BOCI was awarded "1990-2004 Best Broker Bank in China" by Asia Money.

Asset management

In 2004, BOCI Prudential Asset Management Limited ("BOCI Prudential") demonstrated outstanding performance with a steady improvement in profitability. Total assets under management increased by 26.7% to HK$ 25.6 billion at the end of 2004. In 2004, BOCI Prudential launched four Open-ended Funds and two Guaranteed Funds, with total sales of HK$ 2.7 billion.

BOCI Prudential aggressively promoted its Mandatory Provident Fund ("MPF") products and its registered members increased by 13 % to over 400,000, accounting for 11 % of the total market share. According to the Mercer MPF Index, the performance of MPF investments managed by BOCI Prudential remains among the top three in Hong Kong market.

Mainland business

BOC International (China) Limited ("BOCI China"), the first joint-venture securities corporation to receive approval to engage in A-share brokerage activities, was established by BOCI in March 2002.

In 2004, as the leading underwriter, BOCI China completed the Zhonglu Fruit A-share IPO and the Guiliu Engineering secondary offering mandates. BOCI China also maintained its position among the top three underwriters of treasury bonds and financial institution bonds, and ranked third as an underwriter of corporate bonds. It achieved growth in security transaction volume and income, in an increasingly competitive market. In terms of institutional sales, BOCI China maintained continued progress and contracted with over 20 institutions, including investment funds and social security entities.


BOCG Insurance gross premium income
(Unit: HK$ Million)
1,441
1,501
1,398
2002
2003
2004


BOCG Life gross premium income
(Unit: HK$ Million)
1,058
1,549
2,327
2002
2003
2004

Sponsored by BOCI China, BOCI Fund Management Corporation was established in 2004. BOCI China continues to hold a 67% ownership interest. BOCI Fund Management Corporation launched its first listed open-ended fund and raised a total RMB 1.06 billion.

Insurance

- In 2004, the gross premium income of BOCG Insurance increased by 22.1% to HK$ 3.7 billion.
- The profitability of BOCG Insurance improved steadily and profit before tax increased by 28.2%.

BOC Group Insurance Company Limited ("BOCG Insurance") was established in Hong Kong in July 1992. It conducts its businesses through seven branches (including the Shenzhen branch) and its wholly-owned subsidiary BOC Group Life Assurance Company Limited ("BOCG Life"). BOCG Insurance, together with BOCG Life, provides a broad range of insurance services, including property insurance, auto insurance, employee compensation insurance, freight insurance, shipping insurance, medical insurance, and other insurance products including fixed and perpetual deposit life insurance, investment-linked insurance and other insurance products. During 2004, BOCG Insurance maintained its market share in the increasingly competitive Hong Kong market and achieved impressive results.

In 2004, BOCG Insurance had consolidated gross premium income of HK$ 3.7 billion, an increase of 22.1%, and pre-tax profit reached HK$ 260.0 million, an increase of 28.2%. Of this amount, BOCG Insurance realized a gross premium income of HK$ 1.4 billion and BOCG Life realized a gross premium income of HK$ 2.3 billion, an increase of 50.3%.

In order to more effectively penetrate a maturing market and address more sophisticated customer needs, BOCG Insurance and BOCG Life have developed a number of products including Universe Travel Insurance Portfolio, Building Management Insurance Portfolio, Comprehensive Household Insurance, Inflation-proof Interest Insurance and Smart Saver Insurance.

In July 2004, its Shenzhen branch was approved to be incorporated into BOC Insurance Corporation, BOCG Insurance's wholly-owned subsidiary established in the mainland. In January 2005, the subsidiary officially obtained its Corporate Business License.

Operational Platform

Information technology

In 2004, Bank of China improved the structure of its Information Technology ("IT") organization to more effectively support the Bank's reform and business objectives. These improvements include more effective allocation of resources and the prioritization of development project.

In 2004, BOC launched a comprehensive IT Blueprint Consultation Project, which resulted in the development of a long-term IT Blueprint intended to ensure that the

Bank's IT systems can accommodate its business needs into the foreseeable future. As a result of this project, the development of a core banking and management information system was commenced to support the Bank's product development, customer service and risk management needs. Currently, these projects are proceeding as planned.

BOC also completed a number of key projects to enhance the capability of existing systems in 2004, which were included in the IT Blueprint. Enhancements were made to a range of systems including the core branch operations system, front office teller system, foreign exchange purchase and sale system, and integrated call center system. In addition, new e-banking capabilities were created and the development of a new bank card system was commenced. These system enhancements will support the development of many new products and services, as well as improve the reliability of the Bank's current operations.

Human resources management

Recognizing the importance of our people to the success of the Bank's reform initiatives, management has devoted significant attention to refining the HR structure. During 2004, advances were made in establishing individual responsibility at all levels of the organization, developing training programs to support our reform objectives and new incentive programs. The Personnel and Remuneration Committee of the Board of Directors was established to ensure that appropriate oversight and resources were directed towards the Bank's human resources transformation. The principles of the Bank's human resources transformation are to better align the interests of BOC's employees with those of the Bank, improve employee performance through accountability, develop a collective focus on the critical success factors related to the Bank's reform efforts and motivate employees by developing a sense of common purpose. The targets for reforms are to set up market-oriented HR management and effective incentive systems featuring open positions, flexible salaries packages and tailor-made training programs. Our major tasks are: to set up a well-defined job responsibility system, to sign employment contracts with all the employees in order to establish orderly exit and retirement system, to form a market-oriented salary system, and effective incentive system; to improve HR development system and to accelerate staff training; to form market-oriented and commercialized post system, and to set up a professional HR management system.

Human resources organization

In 2004, with the assistance of internationally recognized consultants, BOC analyzed the work performed by our employees in different positions, along with the workflow of countless business processes, in order to align employee skill sets and resources to the Bank's needs. Further, the Bank improved the transparency of management appointments. Notably, in this regard, the appointment of general managers of domestic and foreign branches during 2004 was made through an open competitive process. At lower levels of the organization, a two-way process of open job posting, which considers both available resources throughout the Bank and the desires of employees, has been implemented. BOC has also expanded the scope of its employment and recruiting activities to include experienced domestic and international professionals with specialized expertise and experience to fill a number of positions.

Human resources development

In 2004, Bank of China developed a comprehensive training program for all levels of employees that will be conducted from 2005 to 2007. In addition, individual performance targets were established for employees, which are linked to compensation. Also, a career development program, supported by training and counseling, was commenced.

Recognizing that the success of the Bank's Joint Stock Reform initiative will require our people to develop new skills, BOC has emphasized the need for a professional development program to cultivate the talent needed to address the challenges and opportunities of the future. For example, members of senior management were sent abroad to study the practices of other world-class financial institutions. BOC also established a corporate customer manager training program and an accreditation process that staff must pass for promotion to management positions.

Training is a critical element in the professional development of the Bank's employees. In order to ensure that the proper levels of training are available to the Bank's employees while minimizing the disruption of day-to-day operations, BOC is developing a range of delivery alternatives, including an e-training program.

Incentive system

In 2004, BOC continued to improve its performance evaluation process by refining individual performance evaluation criteria to reinforce performance standards and ensure that management feedback is relevant. At the senior management levels, the Bank will perform a comprehensive performance assessment that will include performance against established objectives, personal competence, risk management, and compliance with relevant policies and regulations. Further, the appointment and promotion of senior management is now closely linked to their performance.

The Bank's remuneration system is also being refined to ensure that the interests of our people are aligned with those of the Bank. Remuneration will be determined based on a number of factors including contribution towards the Bank's business objectives, an individual's level of responsibility within the organization, and market considerations.

Outlook for 2005

To maintain its leading position and further enhance its operational and financial performance, Bank of China has also identified 10 key areas and 40 key cities for growth. Bank of China will leverage its leading brand in these key areas in order to maintain or increase its leading market position.

Based on its global branches and diversified business operations, Bank of China will devote more efforts to product integration and innovation by combining the standard and unique service models and create a special competitiveness of its own to meet the increasing diversified demands of the customers. By relying on the advantage as the sole banking partner to the Beijing Olympic Games, Bank of China will build a franchise of full and quality service, further raise the service standard, promote the building of customer service center and information management systems, and create more new products with the timely completion of the IT Blueprint Project.

Segment Reporting by Region

The Group provides a full range of commercial banking, investment banking, insurance and related financial services to its customers in Chinese Mainland, Hong Kong Special Administrative Region of the PRC ("Hong Kong"), Macau Special Administrative Region of the PRC ("Macau") and other overseas regions.

Operating profit by region

(Unit: RMB Million)

	2004	Proportion(%)	2003	Proportion(%)
Chinese Mainland	43,163	74.62	32,103	58.55
HK and Macau	13,759	23.79	21,008	38.32
Other overseas regions	919	1.59	1,715	3.13
Total	57,841	100.00	54,826	100.00

Total assets by region

(Unit: RMB Million)

	2004	Proportion(%)	2003	Proportion(%)
Chinese Mainland	3,333,298	78.06	3,093,385	77.72
HK and Macau	959,668	22.47	921,098	23.14
Other overseas regions	234,718	5.50	238,525	5.99
Elimination	(257,241)	(6.03)	(273,043)	(6.85)
Total	4,270,443	100.00	3,979,965	100.00

Chinese Mainland

Chinese Mainland is the Group's most significant business region, comprising 78.1% of the Group's assets and 74.6% of its operating profit for 2004. The Bank has an extensive network across the Mainland, providing traditional commercial banking services, including retail and corporate banking businesses in RMB as well as foreign currencies. With regard to foreign currency businesses, the Bank continued to maintain a distinct advantage in the domestic market with its deep experience in this area.

Financial position in Mainland China

(Unit: RMB Million)

	2004	2003
Revenues	85,036	63,989
Operating from profit	43,163	32,103
Total Assets	**3,333,298**	**3,093,385**
Total Liabilities	**3,138,214**	**2,908,503**

In 2004, the businesses of the Bank's Domestic Operations maintained steady growth. The assets and the operating profit of Domestic Operations totaled RMB 3,333.3 billion and RMB 43.2 billion, respectively, representing increases of 7.8% and 34.5% during the year. Domestically, revenues experienced a rapid growth of 32.9% over last year.

Hong Kong and Macau

Hong Kong and Macau are also important business regions, in light of the volume of international commercial activity. The two cities accounted for 22.5% of the Group's assets and 23.8% of its operating profit for 2004. In addition to traditional commercial banking activities provided by BOCHK, the Group also conducts investment banking services through BOCI and provides insurance services through BOCG Insurance. In many ways, Hong Kong and Macau serve as an incubator of the Group's diversification plans.

Financial position in Hong Kong and Macau

(Unit: RMB Million)

	2004	2003
Revenues	22,816	29,625
Operating profit	13,759	21,008
Total Assets	**959,668**	**921,098**
Total Liabilities	**876,343**	**828,849**

In 2004, the Group's operations in Hong Kong and Macau had operating profit of RMB 13.8 billion. Excluding the effect of the net gain from the sale of shares in BOC HK in 2003, operating profit was essentially unchanged from 2003. The assets and liabilities in this region were RMB 959.7 billion and RMB 876.3 billion, reflecting increases of RMB 38.6 billion or 4.2% and RMB 47.5 billion or 5.7%, respectively, over the prior year-end.

Other Overseas Regions

In addition to its dominant market positions in the Chinese Mainland and the Hong Kong and Macau regions, the Group has also established a substantial overseas network with operations in Europe, North America and other Asia-Pacific regions. These Overseas Operations (excluding Hong Kong and Macau) comprised 5.5% of the Group's assets and contributed 1.6% of its operating profit for 2004. In these regions, the Group is committed to delivering traditional commercial banking services to its customers.

Financial position in other overseas regions

(Unit: RMB Million)

	2004	2003
Revenues	2,624	3,363
Operating profit	919	1,715
Total Assets	**234,718**	**238,525**
Total Liabilities	**226,518**	**232,495**

In 2004, as for the Group's Overseas Operations, excluding Hong Kong and Macau, operating profit decreased by RMB 796 million to RMB 919 million. The assets and liabilities totaled RMB 234.7 billion and RMB 226.5 billion, respectively, slightly lower than that of last year.

Risk management

In 2004, Bank of China's risk management function, applying the Joint Stock Reform principles, directed significant attention and resources to the establishment of an effective risk management process that will enable management to properly control the Bank's business activities over the long-term, with the objective of supporting a sustainable franchise and better aligning the interests of the shareholder and the Bank. At the same time, through improvements to previously established activities related to risk identification, measurement, monitoring, control and transfer, the Bank managed risks within established levels and developed an appropriate balance between risk and return during 2004.

In relation to the development of Bank of China's risk management framework, a numeber of strategic objectives have been established.These consist of the inclusion of all of the Group's operating units globally, establishment of a comprehensive scope addressing all categories of risk, fostering a culture of risk management that pervades the organization, integration of risk management activities, introduction of new risk mangement methodologies to reflect the growth and increasing complexity of the Bank's business, and the timely measurement of the Bank's overall risk positions. Focusing on these objectives, the Bank has begun to develop the organization structure, processes and policies necessary to support effective risk management, achieving meaningful progress in increasing the effectiveness of risk management of all categories of risk at all domestic and overseas operating units.

To effectively develop its risk management process, BOC is following six fundamental principles:

Conduct the Bank's business activities in a prudent manner The Bank will operate within the limits established to maintain sufficient capital levels, in compliance with relevant laws and regulations, and safeguard the Bank's reputation.

Achieve an appropriate balance between risk and return Through risk-adjusted capital allocation, risk management, differential pricing, internal control, and proper monitoring, management decision-making will focus on achieving an appropriate balance between risk and return.

Maintain the independence of the risk management function It is essential that those charged with developing risk management policies, measuring and monitoring risk, and assessing compliance with the Group's risk management policies are independent from those managing the Group's business activities.

Meet information disclosure requirements The Bank understands both its regulatory obligations and the expectations of its diverse constituents related to the disclosure of relevant information related to risk management objectives and policies, capital levels and key risk indicators.

Establish individual responsibility and accountability Through strict internal control policies, we will have clearly defined job descriptions and accountability.

Foster collaboration between risk management and business units The objectives of risk management and business development must be aligned to enable the Bank to achieve its long-term objectives.

BOC's management recognizes that developing and maintaining an effective risk management process involves a commitment to continuous improvement. It is also understood that developing risk management policies alone will not ensure success. An appropriate risk management culture must also be established. Further, the Bank's employees must also receive the right level of support in order to effectively discharge their risk management responsibilities. This support, among other things, will include training, clear definition of each individual's specific risk management responsibilities, and performance expectations linked to remuneration and incentives.

Risk Management Structure

The Board of Directors, through its Risk Policy Committee ("RPC"), as the highest decision-making body, is responsible for the establishing the objectives and policies of risk management of Bank of China, including credit risk, market risk, liquidity risk, operating risk, legal and compliance risk, policy risk, reputation risk, etc. The RPC is also responsible for establishing an oversight mechanism to ensure the management has properly implemented the risk management policies.

The Risk Management Department ("RMD") at the Head Office is the leading department to carry out daily risk management tasks. It disseminates and fulfills all the individual risk management targets according to the overall risk management strategy, monitors and directs the risk management function at branches and business departments.

The RMD discharges its responsibilities through dedicated risk management departments or employees appointed at domestic and overseas branches (vertical model), risk management group or personnel working with business departments (window model), and membership on the boards of directors and their risk management committees in BOC Hong Kong, BOCI, BOC Insurance and BOC Investment.

Credit Risk Management

Credit risk refers to the possibility that a customer or counter party may be unable or unwilling to fulfill a debt obligation to the Bank when required. Credit risk arises principally from lending, trade finance and treasury activities.

Credit decision-making system

Bank of China continued to rely on its established "three-in-one" credit decision-making process for its corporate and institutional lending. The three components of this process are an independent due diligence investigation, an assessment of all credit applications by an independent credit review committee, and a strict approval process with clear accountability, enforced through follow-up evaluations.

During 2004, a number of improvements were made to the "three-in-one" credit decision-making process. These include the simplification of due diligence investigation and approval procedures related to new credit extensions, and centralization of approvals of new credit extensions to the Head Office and tier-one branch headquarters. The Bank also recruited full-time independent loan application file reviewers to the Credit Review Committee and employed due diligence investigators who will work on-site in tier-one branch headquarters and approve each credit application on behalf of Head Office within his own authorization limit. These efforts further improved the efficiency and quality of credit decision-making system.

The illustration below summarizes the Group's credit decision-making process:


Authorised approvers under the dual-person accountability system
Credit Review Committee
Due Diligence Team
Business Departments
Follow-up evaluation

1. The Bank's business departments are responsible for developing relationships with their customers and marketing their products. They also perform preliminary reviews and analysis on credit applications submitted by potential borrowers. The findings in this work are summarized in a preliminary evaluation report.

2. The due diligence team is responsible for analyzing all risks related to potential credit projects and the related borrowers. It also evaluates the effectiveness of measures recommended to reduce the potential risks in a project. The due diligence team also conducts a feasibility study of the preliminary analysis and recommends further risk mitigation measures before arriving at an initial conclusion on the potential lending project in its due diligence report.

3. The Credit Review Committee reviews all credit projects to assess whether they comply with relevant laws and regulations, are consistent with the Bank's business strategy and credit policy, and meet the Bank's established risk management criteria. The committee also reviews the actions proposed to mitigate identified risks and provides recommendations on whether the Bank should accept the credit applications.

4. Based on the preliminary evaluation report, the due diligence report and the recommendations by the Credit Review Committee, the accountable approvers make a final decision on the granting of the loans. They can overrule any application recommended by the Credit Review Committee, but cannot approve any application rejected by the Credit Review Committee.

In 2004, the Credit Review Committee in the Head Office convened 158 meetings and reviewed 656 credit proposals involving RMB 1,098.6 billion.

In 2004, the Bank established the credit review and approval function in the RMD at the Head Office, so as to centralize the review and approval, analysis and monitoring of bank-wide credit decision-making process. The objective of this function is to ensure the compliance of the credit extension policies and procedures during the origination process.

In 2004, Bank of China established Credit Administration Department ("CAD"), which was primarily the successor of the former Non-performing Assets Management Department. The major functions of this department include loan execution review, post-loan monitoring, checking and evaluation of collateral and foreclosed assets, management of credit files, maintenance of customer information and collection of non-performing assets and writing off asset impairments and so on. The establishment of this department further clarifies the respective responsibilities of front, middle and back offices in the credit risk management process and strengthens risk control on lending and post-loan procedures.

Bank of China has completed the segregation of the loan origination and approval functions in the retail lending business. Further, the RMD is now responsible for establishing asset quality targets for BOC's retail lending business and monitoring the overall change in asset quality of the retail credit portfolio. It is also responsible for performing periodic follow-up evaluations on the effectiveness of the Bank's retail lending.

Credit authorization management

In 2004, the BOC corporate credit review and approval process was further centralized at the Head Office and tier-one branches. The credit authorization delegated to branches varies according to customer profile, loan type, geographic region, and industry. Delegated credit authority is subject to continuous review and adjustment as circumstances warrant. In addition, in order to more effectively manage mid-to-long-term credit risks, the Bank reduced branches' credit review and approval authorization related to credit decisions with a term greater than one year.

In addition, to improve the efficiency of the origination process for consumer credit, standard consumer lending products, such as residential mortgage loans and auto loans, tier-one branches have been authorized to review and approve credit applications within established guidelines. For non-standard consumer lending products, such as individual consuming loans and individual business loans, Bank of China is in the process of establishing a centralized credit approval process.

Integrated credit management

Bank of China applied integrated credit management to assess the credit risk of corporate customers. A uniform standard was applied to identify and assess the overall credit risk of a customer so that the overall credit risk of a customer could be managed.

In 2004, in order to prevent concentration risk caused by credit extension to affiliated companies within the same group by different branches, the Bank established a policy governing the credit extension to group borrowers. Credit exposure to all entities within a group is now considered in aggregate, so that the Bank can more effectively manage credit risk related to the group.

Credit risk evaluation

BOC's risk evaluation system consists of ratings related to borrower creditworthiness, risks inherent to individual credit facilities and various portfolio risks, with respect to geographic regions, countries, and industries.

In 2004, Bank of China converted its existing 5-category borrower credit rating system into a 15-category system and improved its borrower credit rating indicator system. The Bank has also piloted an "online rating system". Collectively, these efforts not only increased the number of customers covered, but also enhanced the ability to identify and assess customer credit risk.



The number of A and B type ("High Quality") customers accounted for 77% of the total number of customers for 2004 while the figure in 2002 was only 31%. The proportion of these customers has grown rapidly over the past several years.

The amount of loans extended to High Quality customers accounted for 87% of the total loans for 2004 while the figure in 2002 was 67%. The Bank has focused on extending more loans to High Quality customers.

Many factors are considered in assessing the credit risk of retail borrowers including the customer's credit records and income status. Credit ratings for each borrower are then developed through a retail customer credit scoring system. In addition, the Bank continued to stick to its strict requirements related to collateral and guarantors.

Credit risk monitoring

In 2004, Bank of China refined its policies and practices related to the identification and monitoring of potential problem loans. These refinements rely on patterns identified in the past, indicators of problem loans, as a means of detecting potential problems relating to specific types of borrowers and facilities.

Another element of the Bank's efforts to minimize NPLs is more active management of the loan portfolio. During 2004, management implemented a program to monitor industry concentrations in the loan portfolio, allowing the Bank, among other things, to restrict credit to industry sectors where economic indicators may indicate that current growth levels are either abnormally high or unsustainable. Of course, in such situations, the Bank would also take measures to manage its existing exposure to such industry sectors.

Credit risk portfolio

Bank of China Group's credit risk arises principally from loans, debt securities, and due from and placements with banks and other financial institutions, certain other assets and off-balance sheet exposures, such as letters of guarantee and trading activities. Debt securities were principally comprised of government bonds and government guaranteed bonds, financial institution bonds, and public sector and quasi government bonds, collectively representing 93% of the total debt securities, which were exposed to insignificant credit risk.

Group portfolio structure by asset type

(Unit: RMB Million)

As at December 31	2004		2003	
	Balance	Proportion(%)	Balance	Proportion(%)
Loans	2,146,462	50.27	2,157,473	54.21
Debt securities	1,309,479	30.66	1,092,187	27.44
Due from and placements with banks and other financial institutions	347,379	8.13	433,500	10.89
Other assets	467,123	10.94	296,805	7.46
Total	4,270,443	100.00	3,979,965	100.00

Assets classification

In 2004, Bank of China further improved its standards and procedures for classifying credit assets and established a sound system for this purpose. The Bank has increased the categories of credit assets under classification, which include credit and non-credit assets as well as on-balance sheet and off-balance sheet credit facilities, providing a stable framework for asset risk monitoring and follow-up evaluations.

In 2004, the Bank substantially completed the disposal of NPLs in accordance with directives established by the PRC government, as part of the Joint Stock Reform. BOC sold NPLs to Cinda Asset Management Company and Oriental Asset Management Company with a carrying value of RMB 253.9 billion. As a result, the NPL ratio of Bank of China Group decreased by 11.16 percentage points to 5.12% at the end of 2004.

Loan Quality of Bank of China Group

(Unit: RMB Million)

As at December 31	2004		2003	
	Balance	Proportion(%)	Balance	Proportion(%)
Pass	1,611,936	75.10	1,491,281	69.12
Special mention	424,606	19.78	314,968	14.60
Non-performing	109,920	5.12	351,224	16.28
Including: Substandard	61,289	2.86	63,088	2.92
Doubtful	32,931	1.53	116,032	5.38
Loss	15,700	0.73	172,104	7.98
Total	2,146,462	100.00	2,157,473	100.00

Loan portfolio concentrations by geographic region

At the end of 2004, 65.2% of the Group's domestic loan portfolio was concentrated in the Eastern region, while 87.4% of the Group's overseas loan portfolio was concentrated in Hong Kong and Macau.

Domestic loans by geographic region

(Unit: RMB Million)

As at December 31	2004		2003	
Region	Balance	Proportion(%)	Balance	Proportion(%)
Eastern region	1,130,241	65.17	1,090,411	62.43
Central region	298,073	17.19	311,560	17.84
Western region	220,392	12.71	220,801	12.64
Head Office	85,596	4.93	123,872	7.09
Total	1,734,302	100.00	1,746,644	100.00

Note: Eastern region includes Beijing, Tianjin, Hebei, Liaoning, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong (including Shenzhen) and Hainan; Central Region includes Shanxi, Jilin, Heilongjiang, Anhui, Jiangxi, Henan, Hubei and Hunan; Western region includes Inner Mongolia, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Tibet, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang

Overseas loans by geographic region

(Unit: RMB Million)

As at December 31	2004		2003	
Region	Balance	Proportion(%)	Balance	Proportion(%)
Hong Kong and Macau	360,211	87.40	358,315	87.22
Other Asia-pacific region	28,403	6.89	32,381	7.88
Europe	12,830	3.11	11,129	2.71
America	10,326	2.51	8,755	2.13
Africa	390	0.09	249	0.06
Total	412,160	100.00	410,829	100.00

Loan portfolio concentrations by industry sector

At the end of 2004, the outstanding balance of the domestic corporate loans was concentrated in the sector of manufacturing, commerce, services and transportation, and the ratio of consumer credit rose significantly compared with the end of 2003. Overseas exposures consisted primarily of the loans of enterprises and institutions which were primarily concentrated in real estate and commercial and services industries.

Industry Distribution of Domestic loans

(Unit: RMB Million)

As at December 31	2004		2003	
Industry Sector	Balance	Proportion(%)	Balance	Proportion(%)
Loans to enterprises and institution				
Manufacturing	497,317	28.68	528,295	30.25
Commerce and services	284,772	16.42	366,279	20.97
Real estate	100,932	5.82	127,368	7.29
Energy, mining and agriculture	186,942	10.78	169,948	9.73
Transportation and logistics	157,762	9.10	149,580	8.56
Public utilities	87,731	5.06	75,465	4.32
Construction	27,937	1.61	34,539	1.98
Financial services	32,079	1.85	36,873	2.11
Others	7,485	0.42	4,278	0.25
Sub-total	1,382,957	79.74	1,492,625	85.46
Consumer credit				
Residential mortgage loans	240,640	13.88	159,314	9.12
Auto loans	39,464	2.28	41,044	2.35
Credit card overdraft and others	71,241	4.10	53,661	3.07
Sub-total	351,345	20.26	254,019	14.54
Total	1,734,302	100.00	1,746,644	100.00

Overseas loans by industrial sector

(Unit: RMB Million)

As at December 31	2004		2003	
Industry Sector	Balance	Proportion(%)	Balance	Proportion(%)
Loans to enterprises and institution				
Manufacturing	26,191	6.35	30,621	7.45
Commerce and services	63,660	15.45	64,714	15.75
Real estate	86,178	20.91	89,366	21.75
Energy, mining and agriculture	16,602	4.03	18,873	4.60
Transportation and logistics	26,687	6.48	25,089	6.11
Public utilities	–	–	–	–
Construction	8,122	1.97	10,009	2.44
Financial services	14,439	3.50	11,388	2.77
Others	27,585	6.69	31,395	7.64
Sub-total	269,464	65.38	281,455	68.51
Consumer credit				
Residential mortgage loans	119,954	29.10	115,989	28.23
Auto loans	–	–	–	–
Credit card overdraft and others	22,742	5.52	13,385	3.26
Sub-total	142,696	34.62	129,374	31.49
Total	412,160	100.00	410,829	100.00

Loan portfolio concentrations by remaining term to maturity

By the end of 2004, 67.7% of domestic loans had a remaining term to maturity within one year. The remaining term to maturity of overseas loans presents a more consistent maturity profile across the range of maturities summarized below.

Domestic loans by term to maturity

(Unit: RMB Million)

As at December 31	2004		2003	
Maturity	Balance	Proportion(%)	Balance	Proportion(%)
Within 1 year (including 1 year)	1,174,185	67.71	1,252,465	71.71
1-5 years (including 5 years)	299,728	17.28	272,532	15.60
Above 5 years	260,389	15.01	221,647	12.69
Total	1,734,302	100.00	1,746,644	100.00

Overseas loans by term to maturity

(Unit: RMB Million)

As at December 31	2004		2003	
Maturity	Balance	Proportion(%)	Balance	Proportion(%)
Within 1 year (including 1 year)	127,946	31.04	140,845	34.28
1-5 years (including 5 years)	161,849	39.27	163,698	39.85
Above 5 years	122,365	29.69	106,286	25.87
Total	412,160	100.00	410,829	100.00

Loan portfolio concentrations by types of security

At the end of 2004, collateralized and other secured and guaranteed domestic loans accounted for 45.4%, and 33.6% of total domestic loans, respectively. The majority of the overseas loans were collateralized and other secured loans, which accounted for 63.2% of the total overseas loans.

Domestic loans by type of security

(Unit: RMB Million)

As at December 31	2004		2003	
Collateral category	Balance	Proportion(%)	Balance	Proportion(%)
Unsecured	364,934	21.04	290,503	16.63
Guaranteed	581,996	33.56	735,849	42.13
Collateralized and other secured	787,372	45.40	720,292	41.24
Total	1,734,302	100.00	1,746,644	100.00

Overseas loans by type of security

(Unit: RMB Million)

As at December 31	2004		2003	
Collateral category	Balance	Proportion(%)	Balance	Proportion(%)
Unsecured	82,866	20.11	79,129	19.26
Guaranteed	68,909	16.72	68,283	16.62
Collateralized and other secured	260,385	63.17	263,417	64.12
Total	412,160	100.00	410,829	100.00

Accrual and non-accrual loans

At the end of 2004, the domestic non-accrual loans accounted for 2.4%, a significant decrease from 2003; the overseas non-accrual loans accounted for 3.2%, a slight drop as compared to 2003.

Domestic loans by accrual and non-accrual

(Unit: RMB Million)

As at December 31	2004		2003	
	Balance	Proportion(%)	Balance	Proportion(%)
Accrual loans	1,692,326	97.58	1,467,813	84.04
Non-accrual loans	41,976	2.42	278,831	15.96
Total	1,734,302	100.00	1,746,644	100.00

Overseas loans by accrual and non-accrual

(Unit: RMB Million)

As at December 31	2004		2003	
	Balance	Proportion(%)	Balance	Proportion(%)
Accrual loans	399,034	96.82	395,901	96.37
Non-accrual loans	13,126	3.18	14,928	3.63
Total	412,160	100.00	410,829	100.00

Market Risk Management

Market risk refers to the possibility of loss caused by adverse movements in interest rates, exchange rates, and stock or commodity prices. As for the Group, market risk arises from structural changes in the composition of the Bank's assets and liabilities and mainly from its trading activities.

Interest rate risk

At present, domestic base rates are fixed by the PBOC and have historically not been subject to frequent or unexpected change. Bank of China closely monitors RMB interest rate movements and adjusts its asset and liability structure to maintain its exposure to interest rate risk at an acceptable level.

The Bank is proactive in managing its exposure to foreign currency interest rates. It monitors changes in foreign currency interest rates closely. In order to control its foreign currency interest rate risk exposure, the Bank adjusts foreign currency interest levels related to deposits and loans where necessary. It may also use financial instruments as an economic hedge to any unwanted exposure.

In 2004, Bank of China developed a Gap Information Analysis System (GIAS) to more effectively monitor its interest rate gap. The implementation of the GIAS will provide the Bank with the ability to prepare the interest rate gap analysis on a more frequent basis, with improved accuracy.

Exchange rate risk

The Bank's principle in controlling exchange rate risk is to match its assets and liabilities in each currency and to maintain exchange rate risk within established limits through the appropriate funds transactions.

The Bank exercises strict control over its foreign currency transactions. Foreign currency denominated investment and trading products include bonds, inter-bank lending, foreign currency trading and derivatives transactions mainly entered into on behalf of customers and for hedging purpose. To control exchange rate risk, the Bank follows investment guidelines approved by the RMC. These guidelines, among other things, impose an annual overall stop loss limit. Based on different attributes of specific products and the qualifications of each dealer, position and stop loss limits are set for each trading desk and each dealer. On each trading day, the Bank's trading system will monitor the position and the profit or loss of each trading desk, and identify transactions that exceed authorized limits. All limit breaches will be promptly reported to management and dealt with according to the established procedures.

The Bank is also pilot testing the use of Value at Risk techniques as a tool to manage market risk related to foreign currency transactions. In analyzing risks related to its foreign currency treasury activities, the Bank has introduced the concepts of stress testing, and price value of basis point analyses. These risk management tools are used by many large global banks to effectively control foreign exchange and other trading risks.

Liquidity Risk Management

Liquidity risk refers to the risk relating to the inability to obtain necessary funding at a reasonable cost to meet the need for cash arising from liabilities and asset funding obligations. Bank of China's objective in liquidity management is to ensure the availability of adequate funding for all operating units, so as to take advantage of new business opportunities and meet existing obligations, while recognizing the need for efficiency in order to achieve funding cost targets.

The Head Office has the responsibility for ensuring the availability of adequate liquidity throughout the Group. It discharges this responsibility in accordance with the liquidity risk management policy established by the RMC. The actual management of the Group's liquidity within the limits set out in the liquidity risk management policy is based on regular assessments of current balances and availability of liquid assets, forecasted business development needs and liability maturities, market conditions and, where appropriate, currency convertibility.

The Bank's primary liquidity risk management policies related to assets are intended to encourage diversification and maintain adequate liquidity by ensuring that the Bank holds an appropriate level of liquid assets. The Bank's policies related to liabilities are intended to align maturities of assets and liabilities within acceptable limits and increase the proportion of core deposits.

The Bank's liquidity management process generally contemplates operation under normal circumstances, however, contingency plans have been developed that are intended to ensure the availability of adequate liquidity in extreme and unexpected situations. These contingency plans are based, in part on an improved capability to perform more complex scenario analyses. In addition, the Group is in the process of refining its early-warning indicators, which are intended to alert management to potential liquidity limit violations so that appropriate action may be taken.

Liquidity indicators

In 2004, the Bank achieved steady and balanced growth, while maintaining adequate liquidity. At the end of 2004, the primary source of RMB and foreign currency funding for the Group was deposits from customers, accounting for 88.9% and 74.2% of total RMB and foreign currency liabilities, respectively. Demand deposits accounted for 44.1% of total customer deposits. Based on the results of statistical and trend analysis, management believes that the majority of the Group's demand deposits constitutes relatively stable core deposits.

At the end of 2004, the maturity profile of the Group's assets and liabilities items was as follows:

(Unit: RMB Million)

	Overdue	On demand	Up to 3 months	3-12 months	Over 1 year	Total
Assets						
Due from and placements with banks and other financial institutions	29	17,981	270,652	58,643	74	347,379
Debt securities	–	–	189,270	151,775	968,434	1,309,479
Loans, net	36,310	22,936	352,474	832,802	827,171	2,071,693
Other assets	273	105,390	301,862	16,894	117,473	541,892
Total assets	**36,612**	**146,307**	**1,114,258**	**1,060,114**	**1,913,152**	**4,270,443**
Liabilities						
Due to and placements from banks and other financial institutions	–	105,422	72,647	19,318	51,459	248,846
Deposits from customers	–	1,611,154	833,908	661,355	236,060	3,342,477
Other liabilities	215	172,170	61,863	88,777	123,357	446,382
Total liabilities	**215**	**1,888,746**	**968,418**	**769,450**	**410,876**	**4,037,705**
Net liquidity gap	36,397	(1,742,439)	145,840	290,664	1,502,276	232,738

Loan to deposit ratio of BOC Group

As at December 31	2004
RMB (%)	65.93
Foreign currencies (%)	61.36

Loan to deposit ratio: Loans/Deposits from customers

Operational Risk Management and Internal Control



In 2004, Bank of China upgraded its operational risk management process. The Bank is exposed to risks arising from flawed internal procedures, inappropriate staff actions, system failures or natural disasters. The management of operational risks is achieved through the Bank's comprehensive risk management process. All the management departments and branches have established teams to lead and coordinate internal operational risk management.

Bank of China continues to work diligently in building an effective corporate governance to support and provide oversight to the Bank's risk management process and reduce the occurrence of unintended incidents. During 2004, Bank of China revised the "BOC Internal Control Guidelines", which establishes BOC's internal control principles, procedures and basic requirements. The Group has established a system of checks and balance with clearly defined accountability in operational areas such as credit underwriting, treasury, deposit, bank card, settlement, L/G, factoring, purchase and sale of foreign exchange, fund with the help of improved accounting and IT capabilities. The Group has more clearly defined its internal rules and guidelines. It has also established a process to detect and research indicators of potential control issues, that includes requirements to develop plans to resolve any issues detected.

To improve the effectiveness and efficiency of the credit underwriting process, most of the credit decision-making process related to provincial sub-branches (so called "Tier-Two" branches) has been centralized at the Head Office and provincial branches. At the same time, the Bank has enhanced its risk management related to group and affiliated customers, defined the focus of group customer underwriting management, control procedures and credit approval process and principles of risk management to effectively control the magnitude of group customer and affiliated customer credit volume. To improve the consumer lending risk management system, the Bank further improves the risk management system of consumer lending. After conducting a major inspection of mortgage and auto loan businesses of 100 major city branches and analyzing risk involved in false mortgage, the Bank issued Guidelines on the Prevention of False Mortgage to prevent risks of the false mortgage. To ensure the healthy development of settlement business, the Bank defined principal risk elements, the focus of reviews and risk control methods for trade financing and L/G financing products.

In addition, the Bank has standardized the authorization system among head office, branches and different business departments, changed the functions, accountabilities and authorities of different positions in line with human resource management. The Bank has promoted the business procedures and organization restructuring according to the principles of integration and flatness to set up independent front, middle and back offices. The Bank has worked hard to enhance the professionalism of its employees to avoid moral hazard. The Bank established a CAD to reinforce the loan underwriting and post loan inspection functions. The Bank also improved the legal compliance system and fostered a corporate compliance culture.

In 2004, the Bank undertook focused and independent inspections of its internal control, operations and management in its branch network through its internal audit and legal and compliance function. Regular audit examinations were supplemented with ad hoc audits and special case investigations. Domestic and overseas internal audit departments successfully increased their coverage and expanded the scope of their examinations. In 2004, the internal audit departments resident in domestic and overseas branches conducted regular inspections of 14 domestic tier-one branches (44% of the total), 219 tier-two branches (77% of the total), 821 city sub-branches (54% of the total), 625 county sub-branches (45% of the total), 4 information centers (50% of the total) and 22 overseas institutions (81% of the total). They also performed 1,357 special inspections, which were comprised of 1,070 financial liability inspections and 109 special case investigations.

Financial Statements and Report of the Auditors



普华永道中天会计师事务所有限公司
11th Floor
PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
People's Republic of China
Telephone +86 (21) 6123 8888
Facsimile +86 (21) 6123 8800

Report of the Auditors

PwC ZT SZ (2005) No. 826

To the Shareholder of Bank of China Limited:

We have audited the balance sheet of Bank of China Limited (the "Bank") as at 31 December 2004 and its profit and loss account and cash flow statement for the year then ended, and the consolidated balance sheet of Bank of China Group (the "Group", comprising the Bank and its subsidiaries) as at 31 December 2004 and its consolidated profit and loss account and cash flow statement for the year then ended. The Bank's management is responsible for preparing these financial statements. Our responsibility is to form an opinion, based on our audit, on the financial statements.

We planned and conducted our audit in accordance with the Independent Auditing Standards issued by the Chinese Institute of Certified Public Accountants, which provides us with reasonable assurance as to whether the financial statements are free from material misstatements. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the accounting policies used and significant accounting estimates made by management in the preparation of the financial statements, and evaluation of the overall adequacy of the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of the Bank and the consolidated financial statements of the Group present fairly, in all material respects, the financial position of the Bank and the Group as at 31 December 2004 and their results of operations and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions (2001), and other relevant accounting regulations as applicable to the Bank and the Group as described in Section III of notes to the financial statements.

PricewaterhouseCoopers Zhong Tian

Certified Public Accountants Limited Company

Shanghai, China

31 May 2005

As at 31 December 2004

Assets	Note	Bank of China Group		Bank of China Limited	
		31 December 2004	31 December 2003	31 December 2004	31 December 2003
Cash		28,592	25,748	25,416	22,613
Precious metals		29,271	30,231	27,786	28,536
Due from central banks	VI.1	284,348	267,159	264,620	237,117
Government certificates of indebtedness for bank notes issued	VI.14	38,440	34,789	1,466	1,262
Trading and other debt securities at fair value through profit or loss	VI.2	91,012	114,557	68,027	90,578
Derivative financial instruments	VI.3	16,076	13,162	9,112	6,863
Due from and placements with banks and other financial institutions	VI.4	347,379	433,500	218,072	330,047
Debt securities	VI.5; VII.1	1,218,467	977,630	982,337	754,767
Loans and advances to customers	VI.6; VII.2	2,146,462	2,157,473	1,797,118	1,815,164
Less: Provision for loan losses	VI.7	(74,769)	(236,342)	(69,108)	(226,283)
Interest receivable	VI.8	15,101	19,387	12,301	16,801
Equity investments	VI.9; VII.3	8,074	8,017	61,883	73,583
Fixed assets	VI.10	76,586	80,841	55,544	57,961
Construction in progress	VI.11	2,716	3,233	2,679	3,198
Deferred tax assets	VI.20	19,628	12,515	19,138	11,741
Other assets	VI.12	23,060	38,065	13,248	26,938
Total assets		**4,270,443**	**3,979,965**	**3,489,639**	**3,250,886**

(Unit: RMB Million)

Liabilities	Note	Bank of China Group		Bank of China Limited	
		31 December 2004	31 December 2003	31 December 2004	31 December 2003
Due to central banks	VI.13	69,597	77,841	69,596	72,883
Bank notes in circulation	VI.14	38,570	34,836	1,596	1,309
Derivative financial instruments and liabilities at fair value through profit or loss	VI.15	93,760	50,977	83,532	41,063
Due to and placements from banks and other financial institutions	VI.16	248,846	249,832	270,483	275,665
Deposits from customers	VI.17; VII.4	3,342,477	3,035,956	2,637,229	2,377,488
Interest payable		22,674	22,766	21,693	21,838
Special purpose borrowings	VI.18	69,549	77,229	69,549	77,229
Bonds issued	VI.19	26,253	3,823	26,253	4,071
Deferred tax liabilities	VI.20	981	940	580	547
Other liabilities	VI.21	124,998	196,289	103,777	175,041
Total liabilities		4,037,705	3,750,489	3,284,288	3,047,134
Minority interests	VI.22	27,387	25,724	–	–
Owner's equity					
Paid-in capital/ share capital	VI.23	186,390	186,390	186,390	186,390
Capital reserve	VI.24	–	43,408	–	43,408
Surplus reserve	VI.25	3,140	–	3,140	–
General reserve	VI.25	419	–	419	–
Undistributed profits/ (accumulated losses)	VI.26	17,373	(26,624)	17,373	(26,624)
Reserve for fair value changes of available-for-sale securities	VI.27	(2,315)	578	(2,315)	578
Currency translation differences		344	–	344	–
Total owner's equity		205,351	203,752	205,351	203,752
Total liabilities and owner's equity		4,270,443	3,979,965	3,489,639	3,250,886

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman: Xiao Gang

Deputy Chairman and President: Li Lihui

Vice President in charge of accounting function: Zhou Zaiqun

General Manager in charge of the Accounting Department: Liu Yanfen

Profit and Loss Accounts

For the year ended 31 December 2004

(Unit: RMB Million)

	Note	Bank of China Group		Bank of China Limited	
		2004	2003	2004	2003
Interest income	VI.28; VII.5	128,903	112,274	111,483	92,162
Interest expense	VI.28; VII.5	(43,918)	(40,370)	(39,275)	(35,295)
Net interest income		**84,985**	**71,904**	**72,208**	**56,867**
Net fee and commission income	VI.29; VII.6	8,557	7,353	5,097	4,129
Net trading income	VI.30; VII.7	8,752	4,456	6,430	2,773
Investment income	VI.31; VII.8	1,078	8,413	8,959	17,532
Other operating income, net		1,365	713	856	334
		104,737	92,839	93,550	81,635
Operating and administrative expenses	VI.32; VII.9	(41,915)	(34,041)	(34,690)	(27,026)
Business tax and surcharges	VI.33	(4,981)	(3,972)	(4,946)	(3,939)
Operating profit		**57,841**	**54,826**	**53,914**	**50,670**
Non-operating income, net		532	179	297	266
Profit before impairment losses		58,373	55,005	54,211	50,936
Impairment losses	VI.34; VII.10	(23,797)	(16,432)	(26,474)	(16,660)
Profit before tax		**34,576**	**38,573**	**27,737**	**34,276**
Income tax	VI.35	(9,330)	(6,676)	(6,805)	(5,569)
Profit after tax		25,246	31,897	20,932	28,707
Minority interests		(4,314)	(3,190)	–	–
Net profit		**20,932**	**28,707**	**20,932**	**28,707**

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman: Xiao Gang	Deputy Chairman and President: Li Lihui	Vice President in charge of accounting function: Zhou Zaiqun	General Manager in charge of the Accounting Department: Liu Yanfen

Statements of Changes in Owner'S Equity

For the year ended 31 December 2004

(Unit: RMB Million)

	Note	Bank of China Group and Bank of China Limited						
		Paid-in Capital/ share capital	Capital reserve	Surplus reserve and general reserve	Undistributed profits/ (accumulated losses)	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Total
At 1 January 2004		186,390	43,408	—	(26,624)	578	—	203,752
Financial restructuring - Joint Stock Company Conversion	II.5	–	(43,408)	–	26,624	(578)	–	(17,362)
Net profit for the year		–	–	–	20,932	–	–	20,932
Transfer to surplus reserve	VI.25	–	–	3,140	(3,140)	–	–	–
Transfer to general reserve	VI.25	–	–	419	(419)	–	–	–
Changes of fair value of available-for-sale securities reserve	VI.27	–	–	–	–	(2,315)	–	(2,315)
Currency translation differences		–	–	–	–	–	344	344
At 31 December 2004		186,390	—	3,559	17,373	(2,315)	344	205,351

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman: Xiao Gang

Deputy Chairman and President: Li Lihui

Vice President in charge of accounting function: Zhou Zaiqun

General Manager in charge of the Accounting Department: Liu Yanfen

Cash Flow Statements

For the year ended 31 December 2004

	Note	Bank of China Group	Bank of China Limited
Cash flow from operating activities			
Interest received		130,953	113,170
Commission received		11,492	6,583
Cash received from bad debts written-off previously		2,507	1,015
Net increase in customer deposits (including structured deposits)		343,563	295,298
Net decrease in due from and placements with banks and other financial institutions		2,765	34,658
Cash received from other operating activities		11,678	9,087
Cash inflow from operating activities		**502,958**	**459,811**
Cash paid for interest on customer deposits and inter-bank balances		(43,906)	(39,315)
Commission paid		(2,831)	(1,486)
Cash paid to and on behalf of the employees		(20,078)	(15,937)
Income tax paid		(1,756)	(343)
Business and other taxes paid		(4,930)	(4,449)
Net increase in loans		(193,962)	(183,550)
Net increase in debt securities		(263,510)	(247,798)
Net increase in statutory deposit reserve with central banks		(29,684)	(29,670)
Net decrease in due to central banks		(8,244)	(3,287)
Net decrease in due to and placements from banks and other financial institutions		(986)	(5,182)
Net decrease in special purpose borrowings		(7,680)	(7,680)
Cash paid for other operating activities		(26,129)	(21,100)
Cash outflow from operating activities		**(603,696)**	**(559,797)**
Net cash outflow from operating activities	VI.36; VII.11	**(100,738)**	**(99,986)**

(Unit: RMB Million)

	Note	Bank of China Group	Bank of China Limited
Cash flow from investing activities			
Cash received from disposal of fixed assets and other assets		2,963	1,550
Cash received from disposal of equity investments		2,186	1,027
Cash received from return of capital in a subsidiary		–	5,701
Dividends received		76	14,749
Cash inflow from investing activities		5,225	23,027
Cash paid for purchase of fixed assets and other assets		(6,757)	(6,130)
Cash paid for increase of equity investments		(891)	(691)
Cash outflow from investing activities		(7,648)	(6,821)
Net cash (outflow)/inflow from investing activities		(2,423)	16,206
Cash flow from financing activities			
Cash received from issuance of subordinated bonds		26,070	26,070
Cash received from minority shareholders as additional capital injection to subsidiaries		15	–
Cash inflow from financing activities		26,085	26,070
Cash payments upon redemption of bonds		(3,640)	(3,889)
Cash payments for interest on bonds issued		(104)	(105)
Dividend payments to minority shareholders		(2,545)	–
Cash outflow from financing activities		(6,289)	(3,994)
Net cash inflow from financing activities		19,796	22,076
Effect of foreign exchange rate changes		557	643
Decrease in cash and cash equivalents		(82,808)	(61,061)
Cash and cash equivalents at 1 January 2004		448,950	335,276
Cash and cash equivalents at 31 December 2004	VI.36; VII.11	366,142	274,215

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman: Xiao Gang

Deputy Chairman and President: Li Lihui

Vice President in charge of accounting function: Zhou Zaiqun

General Manager in charge of the Accounting Department: Liu Yanfen

(Amount in millions of Renminbi, unless otherwise stated)

I. GENERAL INFORMATION

Bank of China Limited (the "Bank") is a joint stock commercial bank established by China SAFE Investments Limited, an entity wholly-owned by the government of the People's Republic of China (the "PRC"), as the sole shareholder. Its predecessor, Bank of China, was founded on 5 February 1912. From its formation until 1949, Bank of China performed the functions of a central bank, foreign exchange bank and commercial bank specialising in trade finance. Following the founding of the PRC in 1949, Bank of China was designated as a specialised foreign exchange bank. Since 1994, Bank of China has evolved from a specialised foreign exchange bank towards a state-owned commercial bank. In accordance with the Master Implementation Plan for the Joint Stock Reform ("Joint Stock Reform Plan") approved by the State Council, Bank of China was converted into a joint stock commercial bank on 26 August 2004, entitled to all legal righs and obligations related to the assets and liabilities of Bank of China.

The Bank is licensed (No.B10311000H0001) as a financial institution by the China Banking Regulatory Commission (the "CBRC") and is registered as a business enterprise (No.1000001000134) with the State Administration of Industry and Commerce of the PRC.

The Bank and its subsidiaries (the "Group") provide a full range of commercial banking, investment banking, insurance and related financial services to its customers in the Chinese Mainland, the Hong Kong Special Administrative Region of the PRC ("Hong Kong"), the Macau Special Administrative Region of the PRC ("Macau") and other major international financial centres.

The Bank's principal regulator is the CBRC. The overseas operations of the Group are subject to the supervision of local regulators.

The Head Office of the Bank (the "Head Office") and its branches operating in the Chinese Mainland are referred to as "Domestic Operations". Branches and subsidiaries domiciled outside the Chinese Mainland including those located in Hong Kong and Macau are referred to as "Overseas Operations".

II. FINANCIAL RESTRUCTURING

The Bank is one of the two pilot state-owned commercial banks selected by the PRC Government in 2003 to proceed with a number of bank reform initiatives, including the conversion of its form of ownership into a joint stock limited liability company. In accordance with the Joint Stock Reform Plan, the Bank completed the following significant government directed financial restructuring arrangements.

1. On 30 December 2003, the PRC Government, through China SAFE Investments Limited, contributed RMB186,390 million in capital, comprised USD 19,601,835,643.22 in cash and 7,008,861.81 ounces of gold, to the Bank. Pursuant to the Joint Stock Reform Plan, the Bank transferred pre-existing balances in its owner's equity accounts (consisting of paid-in capital of RMB 141,054 million, capital reserve of RMB 13,033 million and surplus reserve of RMB 49,375 million) to replenish accumulated losses arising principally from provisions for non-performing assets.

2. In June 2004, the Bank sold non-performing loans, with a carrying value of RMB 148,540 million and a net carrying value of RMB 73,430 million, to China Cinda Assets Management Corporation ("Cinda"). The Bank used the consideration received to subscribe to a bond issued by the People's Bank of China (the"PBOC"), with a face value of RMB 73,430 million and a maturity of five years (Refer to Note VI.5).

   In June 2004, the Bank sold policy-related assets, with a carrying value of RMB 18,100 million and a net carrying value of RMB 18,100 million, to the PBOC. The Bank received consideration of RMB 18,100 million in the form of the PBOC bonds with a face value of RMB 18,100 million and a maturity of three years (Refer to Note VI.5).

   In September 2004, the Bank also transferred loss loans with a carrying value of RMB 105,380 million and a net carrying value of zero, to China Orient Asset Management Company Limited ("COAMC") for zero consideration. The original principal amount of these loans was RMB 141,399 million.

3. In connection with the Joint Stock Reform Plan, the Bank revalued its assets and liabilities as of 31 December 2003 based on the work of an independent appraiser engaged by the Bank, whose report (the "Appraisal Report") was used as the basis of recording a revaluation adjustment in the amount of RMB 10,432 million in the capital reserve account as of 31 December 2003.

4. On 26 August 2004, in accordance with Caijin [2004] No. 76, "Approval on Bank of China State Shares Administration Related Matter" issued by the Ministry of Finance (the "MOF"), the Bank converted its form of ownership into a joint stock limited liability company and issued 186,390,352,497 shares of common stock at RMB 1 yuan per share to China SAFE Investments Limited as the sole shareholder.

   In accordance with the State Council's approval on Yinfa [2004] No. 178, "Report on the restructuring of Bank of China into Bank of China Limited and related issues submitted by the PBOC, MOF, CBRC and China Securities Regulatory Commission", Bank of China Limited is the successor to all assets and liabilities of Bank of China.

5. Pursuant to statutes and regulations governing the restructuring of state-owned enterprises, the Bank is required to submit an independent appraisal report of its net book value to the MOF for approval and direction of the disposition of any excess or deficit related to the amount of paid-in capital. The Bank commenced the appraisal exercise and submitted the approval request to MOF in 2004. The value of the net assets of Bank of China at 31 December 2003, stated in the Appraisal Report was RMB 203,752 million. This amount exceeds the amount of paid-in capital of the joint stock company on its formation of RMB 186,390 million by RMB 17,362 million. The MOF has notified the Bank that (i) it had concluded that the excess of the appraised value over paid-in capital was RMB 17,362 million; (ii) this excess belonged to the State represented by the MOF and (iii) a payable to the MOF should be established in the amount of the excess. The Bank has recorded a liability as Other liabilities — payable to MOF, with a corresponding charge to Capital reserve, Accumulated losses, and Reserve for fair value changes of available-for-sale securities.

III. BASIS OF PREPARATION AND CONSOLIDATION

1. Basis of preparation

These financial statements have been prepared based on the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions (2001) and other relevant accounting regulations applicable to the Group (referred to, collectively, as "2001 PRC GAAP"). Other relevant accounting regulations applicable to the Group include, among other things, Caikuaihan [2004] No. 61 "Response to Issues Concerning the Accounting Treatment of Debt Securities" issued by the MOF.

The Group adopted the 2001 PRC GAAP effective from 1 January 2004. The principal differences between the 2001 PRC GAAP and the Accounting System for Financial Institutions (1993) ("1993 PRC GAAP") previously applied by the Group are requirements for the assessment of asset impairment and the recognition of certain liabilities. The Group's accounting policies, based on the 2001 PRC GAAP, are included in Section IV, "Principal Accounting Policies and Accounting Estimates". Reconciliations and descriptions of the effect of the transition from the previously applied accounting policies to the 2001 PRC GAAP on the Group's equity are included in Note XV, "Adjustment Summary upon Adoption of the Accounting System for Financial Institutions (2001)".

The financial statements have been prepared on an accrual basis except for certain staff welfare liabilities (Note IV.17, Staff welfare benefits) and under the historical cost convention, as modified by the revaluation to fair value of precious metals, trading and other debt securities at fair value through profit or loss, available-for-sale securities, equity investments held for trading, other liabilities at fair value through profit or loss and all derivative financial instruments. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are obtained from quoted market prices in active markets, including by referring to recent market transactions, and valuation techniques such as discounted cash flow models and options pricing models, as appropriate.

2. Basis of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries. The significant subsidiaries of the Bank are presented in Note V, "Subsidiaries".

The Bank fully consolidates its subsidiaries from the date on which the Bank obtains actual control of the subsidiaries and the Bank de-consolidates them from the date that control ceases to exist. All significant intercompany balances, intercompany transactions and intercompany unrealised profits or losses are eliminated on consolidation. Minority interests represent the interests of minority shareholders in the operating results and net assets of the Bank's subsidiaries.

Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

IV. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1. Accounting year

The accounting year of the Group is from 1 January to 31 December.

2. Foreign currency translation

The consolidated financial statements are presented in Renminbi ("RMB"). Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions are recognised directly in the profit and loss account. Assets and liabilities denominated in foreign currencies are translated at the balance sheet date exchange rates. Income and expenses denominated in foreign currencies are translated at average exchange rates. The differences arising from translation are recognised in the profit and loss account.

The results and financial position of all group entities that have a functional currency different from RMB are translated into RMB as follows:

- assets and liabilities are translated at the balance sheet date exchange rates;
- income and expenses are translated at average exchange rates; and
- the resulting exchange differences are recognised in Currency translation differences in equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are taken to owner's equity. When a foreign entity is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale of foreign entities.

3. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with original maturity less than three months, including cash, non-restricted balances with central banks, due from and placements with banks and other financial institutions, and short-term bills and notes.

4. Precious metals

Precious metals comprise gold, silver and other precious metals traded in international and domestic markets. All precious metals are initially recognised at cost and subsequently re-measured at their respective market prices at the balance sheet date. Mark-to-market gains or losses related to precious metals are recognised in the profit and loss account.

5. Debt securities

Trade-date

Transactions involving debt securities are recognised on the trade-date, the date on which the Group is committed to purchase or sell the asset.

Classification

Pursuant to Caikuaihan [2004] No. 61 "Response to Issues Concerning Accounting Treatment of Debt Securities" issued by the MOF, the Group classifies its debt securities into four categories: debt securities at fair value through profit or loss, loans and receivables, held-to-maturity securities and available-for-sale securities. All debt securities are initially measured and recognised at cost.

(1) Debt securities at fair value through profit or loss

Debt securities at fair value through profit or loss include securities that are acquired for the purpose of generating profits from short-term price fluctuations, and securities that are irrevocably designated as fair value through profit or loss. These securities are measured at their fair values at the balance sheet date and any unrealised gains or losses arising from changes in fair value are recognised in the profit and loss account.

(2) Loans and receivables

Debt securities with fixed maturities and fixed or determinable payments, which are not quoted in an active market, are classified as loans and receivables. Loans and receivables are carried at amortised cost using the effective interest method, less any impairment losses.

(3) Held-to-maturity securities

Debt securities with fixed or determinable payments and fixed maturity that are traded in active markets and with respect to which the Group's management has both the positive intention and the ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortised cost using the effective interest method, less any impairment losses.

(4) Available-for-sale securities

Available-for-sale securities include securities that are either designated as such or are not classified in any of the other categories. Available-for-sale securities are re-measured at fair value at balance sheet date. Unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in equity. When the available-for-sale securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the profit and loss account.

Impairment of debt securities

The Group assesses at each balance sheet date whether there is objective evidence that a debt security is impaired. A debt security is impaired, and impairment losses are recognised, if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that the loss event has an impact on the estimated future cash flows of the debt security that can be reliably estimated. Impairment loss is measured as the difference between the security's carrying amount or amortised cost and the present value of its estimated future cash flows, and is charged through the profit and loss account. Objective evidence includes, among other things, significant financial difficulty of an issuer, a breach of contract such as default or delinquency or disappearance of an active market because of financial difficulties.

6. Derivative financial instruments

A derivative is a financial instrument or other contract that meets the following criteria:

– Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable;
– It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in those market factors; and

– It is settled at a future date.

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The gains or losses from the valuation of the financial instruments as a result of the fluctuation of their fair value are recorded in the profit and loss account of the current period. Derivatives with a positive fair value are reflected in the balance sheet as Derivative financial instruments assets and those with a negative fair value as Derivative financial instruments liabilities.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are separated from the host contract and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the profit and loss account.

7. Discounted bills

Discounted bills are presented as Loans and advances to customers at their face values, net of unamortised deferred revenue. Deferred revenue, representing the difference between the amount of cash advanced and the face value, is accreted into interest income through the maturity date using the effective interest method. Bills that are subsequently rediscounted with central banks and other financial institutions without a repurchase agreement are derecognised.

8. Loans and advances to customers

Loans originated by the Group are initially recorded at the amount advanced, and are subsequently carried at amortised cost using the effective interest method in the balance sheet.

Loans originated by the Group are classified as either accrual loans or non-accrual loans. When either the principal or the interest receivable relating to loans becomes overdue for more than 90 days, such loans are classified as non-accrual loans and the accrual of interest ceases. All other loans are classified as accrual loans. When the Group ceases to accrue interest on a loan, the outstanding amount of accrued interest receivable in respect of the loan is reversed through interest income. These amounts are then recorded in off-balance sheet memorandum accounts. Subsequently, any cash receipts from the borrower are first used to reduce the principal balance and interest income is only recognised when the principal amount is fully repaid. Non-accrual loans may be reinstated to accrual status when all past due principal and interest have been brought current and there is objective evidence that the borrower has the ability to make future principal and interest repayments as and when they fall due.

The Group de-recognises loans when substantially all of the risks and rewards of the underlying loans have been transferred to the purchasers of the loans without recourse.

9. Provisions for loan losses and bad debt write-offs

(1) Provision for loan losses

The Group assesses whether there is objective evidence that a loan or portfolio of loans is impaired at the balance sheet date. The Group assesses individually for loans that are individually significant, and individually or collectively for loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. A loan or portfolio of loans is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan and that event has an adverse impact on the estimated future cash flows of the loan or the portfolio of the loans that can be reliably estimated. The objective evidence that a loan or portfolio of loans is impaired includes, but is not limited to, overdue payments of interest or principal and significant financial difficulties experienced by the borrower.

If there is objective evidence that an impairment loss on loans has been incurred, the amount of the loss is measured as the difference between the loan's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the loan's original contractual effective interest rate. The amount of the loss is recognised in the profit and loss account. If a loan has a variable interest rate, the discount rate for measuring loan impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

If, in a subsequent accounting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised such as an improvement in the debtor's credit rating, the previously recognised impairment loss is reversed by adjusting the provision for loan losses account. The amount of the reversal is recognised in the profit and loss account, through a reduction in the provision.

(2) Bad debt write-offs

When a loan is deemed uncollectible, it is written off against the related provision for loan loss. Such loans are written off after all the necessary approval procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are reversed through the provision for loan impairment in the profit and loss account.

10. Equity investments

Classification

Equity investments comprise investment in subsidiaries by the Bank, investment in associates, equity investments held for trading and other equity investments.

(1) Investment in subsidiaries

Subsidiaries are those entities in which the Bank, directly or indirectly, controls more than 50% of the equity voting rights or has the ability to control the financial and operating policies of the respective entities so as to generate gains from their operating activities. Investments in subsidiaries are accounted for by the Bank using the equity method.

The basis of consolidation of the subsidiaries' financial statements is contained in Note III "Basis of Preparation and Consolidation".

(2) Investment in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognised at cost. The Group's investment in associates includes goodwill (net of accumulated impairment loss) arising on acquisition.

10. Equity investments (Continued)

The Group's share of the post-acquisition profits or losses of associates is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements in reserves are adjusted against the cost of the investment according to the Group's investment percentage. When the Group's share of losses in an associate equals to or exceeds its interest in the associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(3) Equity investments held for trading

Equity investments held for trading by the Bank's subsidiaries are measured at their fair value at the balance sheet date and any unrealised gains and losses arising from changes in fair value are recognised in the profit and loss account.

(4) Other equity investments

Equity investments of the Group other than those described in (1) to (3) above, are presented in the balance sheet at cost less impairment.

Impairment of equity investments

The Group assesses at each balance sheet date whether there is objective evidence that an equity investment is impaired. A significant or prolonged decline in the estimated recoverable amount of the equity investment below its cost is the principal evidence considered in determining whether the asset is impaired. If any such objective evidence exists, the difference between the carrying value and the recoverable amount is recognised in the profit and loss account. If, in a subsequent period, the recoverable amount of an equity investment increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account.

11. Fixed assets and depreciation

Fixed assets include buildings, land use rights, improvements, equipment and motor vehicles used in the Group's operations which have useful lives of more than one year. Buildings comprise principally branch and office premises. Fixed assets are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the fixed assets. In connection with the Joint Stock Reform Plan, the Bank revalued its assets as at 31 December 2003, and adjusted the book value of fixed assets, based on revaluation results approved by the MOF.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their estimated residual values over their estimated useful lives as follows:

	Estimated useful lives
Buildings	15 – 50 years
Land use rights	10 – 70 years
Improvements	Shorter of economic useful life or remaining lease term
Equipment	3 – 11 years
Motor vehicles	4 – 6 years

On each balance sheet date, the Group reviews the estimates of the residual amounts and the remaining useful lives of the fixed assets, and makes adjustment to reflect any change in estimate, for the purpose of calculating depreciation.

Subsequent expenditures, including improvement, are capitalised as part of the related fixed assets only when inflows of future economic benefits are expected and can be reliably measured. All other subsequent expenditures are charged to the profit and loss account.

Fixed assets are periodically reviewed for impairment whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. If the recoverable amount of a fixed asset is lower than its carrying amount, an impairment loss is recognised in the profit and loss account for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of a fixed asset is the higher of the net proceeds from the disposal less costs to sell and estimated value in use. When an impairment provision is made, the remaining depreciation is calculated based on the adjusted book value and the remaining useful life of the asset.

When fixed assets are disposed of, the related proceeds, net of the carrying amounts of the related fixed assets and relevant taxes and expenses are recorded in non-operating income or expense.

12. Construction in progress

Construction in progress represents assets under construction or being installed and is stated at cost. Cost comprises equipment cost, cost of construction, installation and other direct costs. Items classified as construction in progress are transferred to fixed assets when such assets are ready for their intended use, and the depreciation charge commences from the following month after such assets are transferred to fixed assets.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption is not probable, including those projects that are subject to litigation. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. Impairment losses are charged to the profit and loss account.

13. Other assets

(1) Foreclosed assets

Foreclosed assets are recognised initially at a value equal to the collateralised amount of the related outstanding loan principal plus the accrued interest. Subsequently, foreclosed assets are presented in the balance sheet at their initial recognition amount less impairment.

The maintenance costs of foreclosed assets are recorded as non-operating expense as incurred. Expenses incurred in the disposal of the foreclosed assets are netted off against the proceeds of disposal.

The Group periodically reviews foreclosed assets for objective evidence of impairment. A foreclosed asset is considered to be impaired when its anticipated net realisable value is lower than its carrying value. The impairment loss, being the difference between the anticipated net realisable value and the carrying amount, is charged to the profit and loss account.

(2) Intangible assets

Intangible assets principally comprise computer software. Intangible assets are stated in the financial statements at cost less accumulated amortisation and impairment. Amortisation for intangible assets is calculated on a straight-line basis from the month of acquisition over the shorter of their estimated beneficial lives or effective useful period and is recognised in the profit and loss account.

When the estimated recoverable amount of a specific intangible asset is lower than its carrying amount as a result of the progress of new technology, an impairment loss is recognised in the profit and loss account.

(Amount in millions of Renminbi, unless otherwise stated)

13. Other assets (Continued)

(3) Debt-for-equity swaps

Debt-for-equity swaps are equity investments of Domestic Operations acquired through the debt-for-equity swap schemes and are managed by COAMC. Pursuant to Caibanjin [2001] No. 198 "Decisions on Issues relating to the Accounting Treatment of Debt-for-equity Swaps" and Caijinhan [2002] No. 6 "Letter Concerning the Treatment of Debt-for-equity Swaps of Banks" issued by the MOF, debt-for-equity swaps are initially recognised at amounts equivalent to the outstanding loan principal plus accrued interest. Overdue interest of the loan recorded in the memorandum account is only recognised as income in the profit and loss account on a cash received basis. Debt-for-equity swaps are presented in the balance sheet at cost less impairment and are included in Other assets, with impairment losses included in the profit and loss account.

(4) Long-term prepaid expenses

Long-term prepaid expenses comprise principally prepaid rentals of which the beneficial period is more than one year and other prepaid expenses with an amortisation period of over one year. Prepaid rentals are amortised over the respective lease periods on a straight-line basis. Other long-term prepaid expenses are amortised on a straight-line basis over the effective benefit period.

When there is evidence that the long-term prepaid expenses cannot bring economic benefits to the Group, the unamortised amount is charged to the profit and loss account immediately.

(5) Other receivables and advances

The Group carries out a regular assessment and analysis of the recoverability of other receivables and advances. When the estimated recoverable amount of other receivables and advances is lower than the carrying amount, a provision for impairment is made and it is reflected in the profit and loss account.

14. Repurchase agreements and agreements to re-sell

Agreements to re-sell ("Reverse repos") refer to debt securities, bills and precious metals purchased from a counter-party with an obligation to re-sell to the counter-party at a pre-determined price on a specified future date under a resale agreement. Reverse repos are initially recorded in the balance sheet under Due from and placements with banks and other financial institutions at the actual amount paid to counter-parties. The assets purchased under the resale agreements are treated as collateral, and not recorded in the balance sheet.

Repurchase agreements ("Repos") refer to debt securities, bills and precious metals sold to a counter-party with an obligation to repurchase them at a pre-determined price on a specified future date under a repurchase agreement. Repos are initially recorded in the balance sheet under Due to and placements from banks and other financial institutions or Due to central banks at the actual amounts received from the counter-parties. The assets sold subject to repurchase agreements are not derecognised and are recorded on the balance sheet as Debt securities or Loans and advances to customers or Precious metals.

The differences in prices for purchases and sales are recognised as interest income or expenses on an accrual basis in the profit and loss account.

15. Bonds issued

The Group accounts for the bonds issued at the actual amount received, with the premium or discount amortised or accreted using the effective interest method.

16. Provisions

Except for certain supplemental retirement benefits and early retirement benefits (see Note IV.17, Staff welfare benefits), provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

17. Staff welfare benefits

(1) Defined contribution plans

In accordance with the policies of relevant state and local governments, employees of Domestic Operations participate in various defined contribution retirement schemes managed by local Labour and Social Security Bureaus. Domestic Operations contribute to pension and insurance schemes administered by the local pension and insurance agencies using applicable contribution rates of the pension and insurance schemes stipulated in the relevant local regulations. Upon retirement of the employees, the local Labour and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees.

All eligible employees in Overseas Operations participate in local defined contribution plans. Overseas Operations contribute to these defined contribution plans based on a certain percentage of the employees' basic salaries.

Contributions made by the Group to the above retirement plans are expensed in the profit and loss account as incurred. The Group has no further legal obligation to pay additional pensions even if the pension plans/funds that the Group has participated in are not sufficient to provide all benefits that the employees are entitled to for the services they have provided in the current period or previous periods.

(2) Supplemental retirement benefits

All employees of Domestic Operations are entitled to supplemental retirement benefits, which include supplemental pension payments and medical insurance. Following the Bank's conversion into a joint stock company and in accordance with relevant government policy, the supplemental retirement obligations of the Bank to employees who retired on or before 31 December 2003 are calculated annually by actuaries employed by the Bank using the projected unit credit method and recorded as a liability under Other liabilities in the balance sheet. When supplemental retirement benefits are paid, the amounts are reversed through Other liabilities. For the employees retiring after 31 December 2003, supplemental retirement benefit payments are recorded in the profit and loss account on cash basis.

(3) Early retirement benefits

Early retirement benefits are paid to those employees who accept voluntary redundancy arrangements and retire before the normal retirement dates as approved by the Bank. These benefits include early retirement pension, social welfare benefits and medical benefits payment covering the period from the date of the early retirement of these employees to the date of their respective official retirement age. The early retirement benefits and the supplemental retirement benefit payments upon reaching their official retirement age are recorded in the profit and loss account on cash basis.

(4) One-off housing subsidies

Pursuant to Caijin [2001] No. 28 "Regulation Addressing Financial Issues in Relation to the Housing System Reform of Financial Institutions" issued by the MOF, cash subsidies should be made to employees to compensate for the withdrawal of their previous entitlement to the allocation of staff quarters. Domestic Operations have adopted cash subsidy plans, whereby, for those eligible employees who joined the Bank before 31 December 1998 and have either not been allocated staff quarters or have been allocated staff quarters below the appropriate standards to which they should have been entitled before the staff quarters allocation scheme was terminated, Domestic Operations pay such employees one-off cash subsidies in amounts based on their years of service, positions and other criteria. A liability has been established based on the estimated amounts to be paid pursuant to the housing system reform subsidy policy and guidelines established by local Labour and Social Security Bureaus. In certain provincial jurisdictions, such guidelines have not yet been finalised. The housing subsidy amounts to be paid have been estimated with reference to the housing reform guidelines established in neighbouring jurisdictions.

(5) Housing funds

Pursuant to local government regulations, all employees of Domestic Operations participate in various local housing funds administered by local governments. Domestic Operations contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. These payments are expensed as incurred.

18. Interest income and interest expense

Interest income and interest expense are recognised in the profit and loss account using the effective interest method except in the case of non-accrual loans, where interest is credited to off-balance sheet memorandum account.

19. Fee and commission income

Fees and commissions are generally recognised on an accrual basis when the related service has been provided.

Fee and commission income related to credit commitments are generally amortised on a straight-line basis over the commitment period. Loan syndication fees are recognised as revenue when the syndication arrangement has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate as for other participants.

Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party — such as the arrangement of shares and other securities or the purchase or sale of businesses — are recognised based on the stage of completion of the individual projects.

Portfolio and other management advisory service fees are recognised based on the applicable service contracts, usually on a time proportionate basis, as specified in the service contracts. Fund management fees and custodian service fees are recognised ratably over the period when the service is provided.

20. Operating leases

Leases where substantially all the risks and rewards incident to the ownership of the assets remain with the lessors are accounted for as operating leases.

Where the Group is the lessee, the assets subject to the lease are not accounted for as fixed assets. Lease rentals are charged to the profit and loss account on a straight-line basis over the lease term.

Where the Group is the lessor, the assets subject to the lease are accounted for as fixed assets. Rental income from operating leases is recognised on a straight-line basis over the lease term.

21. Taxation

(1) Income tax

The Group accounts for its income tax using the deferred tax method. Income tax is provided for at 33%, the income tax rate applicable to the Group's Domestic Operations. Income tax of the Group's Overseas Operations is calculated subject to the relevant local tax regulations and tax rates where they operate. Pursuant to "Provisional Regulation for the Income Tax of Overseas Income (Revised)" issued by the MOF and National Tax Bureau, dividend income received from overseas subsidiaries and profits remitted from overseas branches are taxed in China at 16.5% using the fixed rate deduction method.

The Group provides for its current income tax by applying the tax rate at the balance sheet date to the taxable income for the year; any under/over accrual of income tax expenses in prior years is also adjusted.

Deferred income tax is provided in full, using the liability method, on timing differences. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. The principal timing differences arise from loan loss provisions, impairment provision for other assets, fair value change of trading securities and derivative financial instruments, fair value change of precious metals and fixed asset depreciation. The tax impact of the timing differences are accounted for using the tax rate currently applicable to the Group.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the timing differences can be utilised.

Deferred income tax is provided on timing differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the timing differences can be controlled and it is probable that the difference will not reverse in the foreseeable future.

(2) Other taxes

Other taxes principally relate to business tax applicable to Domestic Operations at 5% of the revenue from financial business activities. The income subject to business tax from financial business activities mainly includes interest income from loans, fees and commissions, investment income and other income from financial business activities.

22. Fiduciary activities

The Group acts as a trustee, or in other fiduciary capacities, that result in the holding or managing of assets on behalf of retail customers, trusts, retirement benefit plans and other institutions. These assets and any income or losses arising thereon are excluded from these financial statements, as they are not assets of the Group.

The Group also administers entrusted loans on behalf of third-party lenders. In this regard, the Group grants loans to borrowers as an agent at the direction of third-party lenders who fund these loans. The Group has been contracted by these third-party lenders to manage the administration and collection of these loans on their behalf. The third-party lenders determine both the underwriting criteria for and all terms of the entrusted loans, including their borrowers, purposes, amounts, interest rates and repayment schedule. The Group charges a commission related to its activities in connection with the entrusted loans, but the risk of loss is borne by the third-party lenders. Entrusted loans are not recognised in the financial statements of the Group.

23. Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with the reimbursement from the customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as contingent liabilities and commitments.

24. Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the outflow of economic resources cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision (see Note IV. 16, Provisions).

25. Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

V. SUBSIDIARIES

As at 31 December 2004, all the principal subsidiaries set out below are consolidated. All holdings are in the ordinary share capital of the undertaking concerned.

Name	Place of incorporation / establishment	Equity held (%)	Paid-in capital (in millions)	Principal business
Directly controlled				
BOC Hong Kong (Group) Limited	Hong Kong	100.00	HKD34,806	Holding company
BOC International Holdings Limited	Hong Kong	100.00	HKD3,539	Investment banking
Bank of China Group Insurance Company Limited	Hong Kong	100.00	HKD969	Insurance services
Bank of China Group Investment Limited	Hong Kong	100.00	HKD200	Holding of industrial and other investments
Tai Fung Bank Limited	Macau	50.31	MOP1,000	Commercial banking
Indirectly controlled				
BOC Hong Kong (Holdings) Limited(1)	Hong Kong	65.91	HKD52,864	Holding company
Bank of China (Hong Kong) Limited	Hong Kong	65.91	HKD43,043	Commercial banking
Nanyang Commercial Bank Limited	Hong Kong	65.91	HKD600	Commercial banking
Chiyu Banking Corporation Limited(2)	Hong Kong	70.49	HKD300	Commercial banking
BOC Credit Card (International) Limited	Hong Kong	65.91	HKD480	Credit card services
BOC Group Trustee Company Limited (3)	Hong Kong	100.00	HKD200	Provision of trustee services

(1) Listed on the Stock Exchange of Hong Kong.

(2) Bank of China (Hong Kong) Limited holds 70.49% share of this company.

(3) Bank of China (Hong Kong) Limited, Nanyang Commercial Bank Limited, Chiyu Banking Corporation Limited and BOC International Holdings Limited hold 54%, 6%, 6% and 34% shares of this company respectively.

VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Due from central banks

	31 December 2004	31 December 2003
Settlement account balances with the PBOC	86,155	75,221
Settlement account balances with overseas central banks	30,531	53,960
Balances with central banks included in cash and cash equivalents(Note VI.36)	**116,686**	**129,181**
RMB statutory deposit reserve with the PBOC	152,410	121,661
Foreign currency statutory deposit reserve with the PBOC	10,652	11,025
Fiscal deposits with the PBOC	2,405	2,953
Statutory deposit reserve with overseas central banks	2,195	2,339
Statutory deposit reserve with central banks	**167,662**	**137,978**
Total	**284,348**	**267,159**

Domestic Operations are required to place an RMB statutory deposit reserve, a foreign currency statutory deposit reserve and a fiscal deposit with the PBOC. At 31 December 2004, the required reserve ratio for customer deposits denominated in RMB was 7.5% (2003: 7%); the required reserve ratio for customer deposits denominated in foreign currencies is 2% (2003: 2%). The fiscal deposit of Domestic Operations is comprised of funds from government agencies, and proceeds of bonds issued on behalf of the MOF. The foreign currency deposit reserve and fiscal deposits placed with the PBOC are non-interest bearing.

(Amount in millions of Renminbi, unless otherwise stated)

2. Trading and other debt securities at fair value through profit or loss

	31 December 2004	31 December 2003
Trading		
Government bonds	6,125	20,179
Public sector and quasi government bonds	1,123	8,412
Financial institution bonds	12,641	11,903
Corporate bonds	4,260	6,425
Sub-total	24,149	46,919
Other debt securities at fair value through profit or loss (designated at initial recognition)		
Government bonds	14,413	11,893
Public sector and quasi government bonds	19,608	28,238
Financial institution bonds	24,571	21,447
Corporate bonds	8,271	6,060
Sub-total	66,863	67,638
Total	91,012	114,557

Included in other debt securities at fair value through profit or loss are debt securities with respect to which the Group has established economic hedges using derivative instruments. Gains and losses arising on the derivatives are intended to substantially offset the gains and losses arising on these securities, which might have otherwise been classified as Available for sale or Held to maturity securities.

3. Derivative financial instruments

The Group enters into the following foreign exchange rate or interest rate related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell a foreign currency or interest rate financial instrument on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swaps contracts, no exchange of principal takes place.

Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty.

The contractual/notional amount and fair values of derivative instruments held by the Group are set out in the following table. The contractual/notional amounts of certain types of financial instruments provide a basis for comparison with fair value instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

	At 31 December 2004			At 31 December 2003		
	Contractual / notional amount	Fair values		Contractual / notional amount	Fair values	
		Assets	Liabilities		Assets	Liabilities
Foreign exchange derivatives						
Currency forwards	582,953	10,972	(9,399)	576,506	9,411	(9,515)
OTC currency options	31,702	299	(163)	22,579	198	(88)
Sub-total		11,271	(9,562)		9,609	(9,603)
Interest rate derivatives						
Interest rate swaps	301,820	2,283	(5,135)	171,663	1,476	(4,425)
Cross-currency interest rate swaps	45,639	2,136	(9,082)	49,707	1,845	(10,739)
OTC interest rate options	51,587	175	(111)	73,723	2	(307)
Interest rate futures	14,858	3	(6)	2,549	–	(9)
Sub-total		4,597	(14,334)		3,323	(15,480)
Equity derivatives	1,080	7	(5)	1,966	10	(7)
Precious metals derivatives	12,474	201	(291)	5,069	220	(101)
Total derivative financial instruments assets/ (liabilities) (Note VI.15)		16,076	(24,192)		13,162	(25,191)

(Amount in millions of Renminbi, unless otherwise stated)

4. Due from and placements with banks and other financial institutions

	31 December 2004	31 December 2003
Due from banks		
Due from domestic banks	3,641	2,637
Due from overseas banks	3,546	1,948
Sub-total	7,187	4,585
Placements with banks and other financial institutions (1)		
Placements with domestic banks	49,839	19,198
Placements with other domestic financial institutions (2)	12,568	169,332
Placements with overseas banks and other financial institutions	279,293	242,933
	341,700	431,463
Provision for impairment	(1,508)	(2,548)
Sub-total	340,192	428,915
Total (3)	347,379	433,500

(1) As at 31 December 2004, non-accrual placements with banks and other financial institutions were RMB 1,537 million (2003: RMB 2,622 million).

Placements with banks and other financial institutions include balances arising from reverse repo agreements as follows:

	31 December 2004	31 December 2003
Bills discounted under reverse repos	5,682	2,509
Bonds under reverse repos		
Government bonds	20,032	14,270
Public sector and quasi government bonds	–	13,749
Financial institution bonds	14,312	4,136
Total	40,026	34,664

(2) Included in Placements with other domestic financial institutions is RMB 162,239 million with the State Administration of Foreign Exchange at 31 December 2003.

(3) As at 31 December 2004, due from and placements with banks and other financial institutions included in Cash equivalents amounted to RMB 191,418 million (2003: RMB 274,774 million). Refer to Note VI. 36.

5. Debt securities

	31 December 2004	31 December 2003
Securities available-for-sale (at fair value):		
Government bonds	157,283	131,855
Public sector and quasi government bonds	57,910	97,720
Financial institution bonds	89,368	149,634
Corporate bonds	41,971	30,931
Sub-total	346,532	410,140
Securities held-to-maturity (at amortised cost):		
Government bonds	108,507	57,763
Public sector and quasi government bonds	151,978	48,629
Financial institution bonds	169,373	87,220
Corporate bonds	28,150	21,577
	458,008	215,189
Provision for impairment	(14)	(14)
Sub-total	457,994	215,175
Debt securities classified as loans and receivables (at amortised cost):		
COAMC Bond (1)	160,000	160,000
PBOC Special Bills (2)	91,530	–
Special Purpose Treasury Bond (3)	42,500	42,500
Short term bills and notes (4)		
- Public sector and quasi government bonds	44,364	92,179
- Financial institution bonds	63,550	48,540
- Corporate bonds	1,601	2,951
Bearer Treasury Bonds and others	10,574	6,713
	414,119	352,883
Provision for impairment	(178)	(568)
Sub-total	413,941	352,315
Total (5)	1,218,467	977,630

(1) The Bank transferred certain non-performing assets to COAMC in 1999 and 2000. On 1 July 2000, COAMC issued a ten-year bond of par value of RMB 160,000 million to the Bank as consideration. The interest rate of the bonds is 2.25% per annum. Pursuant to Caijin [2004] No. 87 "Notice of the MOF regarding Relevant Issues relating to the Principal and Interest of Debt Securities of Financial Asset Management Companies Held by Bank of China and China Construction Bank", from 1 January 2005, should COAMC fail to pay in full the interest on the debt securities or repay the principal in full according to the contractual terms to the Bank, the MOF shall provide funding support to enable COAMC to fulfill its obligations.

(Amount in millions of Renminbi, unless otherwise stated)

5. Debt securities (Continued)

(2) On 30 June 2004, the PBOC issued a Special PBOC Bill amounting to RMB 18,100 million in exchange for certain policy-related assets. The tenor of the bill is 3 years, with an interest rate of 1.89% per annum. The Bank has been appointed as an agent to handle the collection of the policy-related assets.

On 30 June 2004, the Bank used the proceeds from the sale of a portfolio of non-performing loans to Cinda to subscribe to another Special PBOC Bill amounting to RMB 73,430 million, with a tenor of 5 years and an interest rate of 1.89% per annum.

Without the approval of the PBOC, the above bills are non-transferable and may not be used as collateral for borrowings. The PBOC has the option to settle these bills in whole or in part before their maturity.

(3) On 18 August 1998, the MOF issued a Special Purpose Treasury Bond of RMB 42,500 million to the Bank. This bond has a tenor of 30 years and had an interest rate of 7.2% effective from the date of issuance to 30 November 2004. Until 30 November 2004, the interest income related to this bond was netted against an expense of equivalent amount charged by the central government pursuant to relevant regulations. These amounts were not recorded in the profit and loss account. In accordance with SCNPC [2004] No. 25 "Resolution of the Standing Committee of the National People's Congress on the Approval of the Report of the State Council on the Payment of Interest on the Special Purpose Treasury Bond of 1998", the annual interest rate of the bond was adjusted to 2.25%, and from 1 December 2004, the MOF will pay interest on the bond at 2.25% per annum to the Bank and there will be no offsetting expense.

(4) As at 31 December 2004, short term bills and notes included in Cash equivalents amounted to RMB 29,446 million (2003: RMB 19,247 million). Refer to Note VI.36.

(5) As at 31 December 2004, debt securities of RMB 11,639 million (2003: RMB 33,951 million) were pledged as collateral to third parties under agreement to repurchase. Refer to Note XIII.2.

(6) Movements of available-for-sale and held-to-maturity debt securities

	Available-for-sale	Held-to-maturity	Total
At 1 January 2004	410,140	215,175	625,315
Additions	366,009	308,024	674,033
Sale and redemption	(354,442)	(142,804)	(497,246)
Amortisation	(697)	(483)	(1,180)
Fair value changes	(2,183)	–	(2,183)
Exchange differences	2,857	2,930	5,787
Reclassification	(75,152)	75,152	–
At 31 December 2004	346,532	457,994	804,526

6. Loans and advances to customers

(1) Analysed by security type

Loans and advances to customers are analysed by the type they are secured as follows:

	31 December 2004	31 December 2003
Unsecured loans	447,800	369,632
Guaranteed loans	650,905	804,132
Collateralised and other secured loans	1,047,757	983,709
Total	2,146,462	2,157,473

(2) Analysed by industry sector

	31 December 2004	31 December 2003
Corporate Loans		
Manufacturing	523,508	558,916
Commercial and servicing	348,432	430,993
Real estate	187,110	216,734
Energy, mining and agriculture	203,544	188,821
Transportation and logistics	184,449	174,669
Public services	87,731	75,465
Construction	36,059	44,548
Financial services	46,518	48,261
Others	35,070	35,673
Sub-total	1,652,421	1,774,080
Consumer loans		
Residential mortgages	360,594	275,303
Vehicle loans	39,464	41,044
Credit card and others	93,983	67,046
Sub-total	494,041	383,393
Total	2,146,462	2,157,473

(3) Accrual and non-accrual loans

	31 December 2004	31 December 2003
Accrual loans	2,091,360	1,863,714
Non-accrual loans	55,102	293,759
Total	2,146,462	2,157,473

(4) As at 31 December 2004, loans and advances to customers include bills pledged as collateral under repurchase agreements amounting to RMB 3,993 million (2003: RMB 1,564 million). Refer to Note XIII.2.

(5) The loans and advances to customers balance as at 31 December 2003 included the loans committed for sale under the Joint Stock Reform Plan approved by the State Council totalling RMB 272,097 million.

(Amount in millions of Renminbi, unless otherwise stated)

7. Provision for loan losses

	2004
At 1 January	236,342
Additions	22,793
Recoveries	2,507
Write-off and transfer	(186,873)
At 31 December	74,769

8. Interest receivable

	31 December 2004	31 December 2003
Interest receivable	15,101	19,448
Less: Impairment provision	–	(61)
Net interest receivable	15,101	19,387

The Group's interest receivable principally includes interest receivable on loans and bonds. The ageing of interest receivable on loans is within 90 days. At 31 December 2004, there is no interest receivable overdue on bonds.

9. Equity investments

	31 December 2004	31 December 2003
Investment in associates (1)	1,283	1,614
Other equity investments (2)	8,665	9,477
	9,948	11,091
Less: Impairment provision	(2,986)	(3,661)
	6,962	7,430
Equity investments held for trading (at fair value) (3)	1,112	587
Total	8,074	8,017

(1) Investment in associates

	2004
At 1 January	1,614
Investment cost addition	215
Sale and disposal of investment in associates	(611)
Share of results after tax	141
Dividends received	(76)
At 31 December	1,283
Less: Impairment provision	(56)
Net book value at 31 December	1,227

As at 31 December 2004, the principal associates of the Group are as follows:

	Place of incorporation / establishment	Equity held (%)	Paid-in capital (in millions)	Principal business
BOCI Securities (China) Limited	China	49.00	RMB1,500	Security underwriting, investment advisory and brokerage services
CJM Insurance Brokers Limited	Hong Kong	33.00	HKD6	Insurance broker
Joint Electronic Teller Services Limited	Hong Kong	19.96	HKD10	Private inter-bank message switching network and ATM services
Trilease International Limited	Hong Kong	40.00	HKD30	Leasing finance

(2) Other equity investments

	2004
At 1 January	9,477
Investment cost addition	676
Disposal	(1,488)
At 31 December	8,665
Less: Impairment provision	(2,930)
Net book value at 31 December	5,735

(3) Equity investments held for trading principally comprise listed shares held by the Bank's subsidiaries in Hong Kong.

(Amount in millions of Renminbi, unless otherwise stated)

10. Fixed assets

	Buildings (including land use rights)	Improvements	Equipment	Motor vehicles	Total
Cost					
At 1 January 2004	85,461	4,162	16,246	2,352	108,221
Additions	1,529	693	3,248	104	5,574
Transfers from construction in progress	1,680	–	44	–	1,724
Disposals	(6,302)	–	(1,479)	(167)	(7,948)
Currency translation differences	140	–	26	2	168
At 31 December 2004	82,508	4,855	18,085	2,291	107,739
Accumulated depreciation					
At 1 January 2004	(11,460)	(2,425)	(8,476)	(823)	(23,184)
Charge for the year	(3,074)	(649)	(3,767)	(619)	(8,109)
Disposals	925	–	1,336	84	2,345
Currency translation differences	(24)	–	(19)	(1)	(44)
At 31 December 2004	(13,633)	(3,074)	(10,926)	(1,359)	(28,992)
Impairment provision					
At 1 January 2004	(4,196)	–	–	–	(4,196)
Charge for the year	(306)	–	(4)	(2)	(312)
Disposals	2,343	–	4	–	2,347
At 31 December 2004	(2,159)	–	–	(2)	(2,161)
Net book value					
At 31 December 2004	66,716	1,781	7,159	930	76,586
At 31 December 2003	69,805	1,737	7,770	1,529	80,841

(1) Land use rights include the rights to use lands appropriated by the PRC Government. According to MLR [2004] No. 253 "Response Concerning the Disposal of Land Assets in the Restructuring of Bank of China" and MLR [2005] No. 165 "Response Concerning the Additional Disposal of Land Assets of Bank of China Limited" issued by the Ministry of Land and Resources, the rights to use 4,032 pieces of land originally appropriated by the PRC Government have been transferred to the Bank, and the land shall be used for purposes as originally approved. Upon obtaining the above land use rights for the lands appropriated by the PRC Government for the specified uses, the Bank can allocate the land in the form of capital contributions (through equity investment) or leases to the direct investees of the Bank. If the use of the land is altered or the land is allocated to parties other than those mentioned above, applications for approval should be filed to the municipal and county level land and resources authorities of the places where the underlying pieces of land are located, and the fees for land assignments should be paid as required.

(2) According to the relevant PRC laws and regulations, after becoming a joint stock company, the Bank is required to re-register its fixed assets under the name of Bank of China Limited. As at 31 December 2004, the process of re-registration has not been completed. However, this registration process does not affect the rights of Bank of China Limited as the legal successor to these assets of Bank of China.

(3) The net book value of fixed assets let out through operating leases is RMB 5,546 million (2003: RMB 7,113 million).

11. Construction in progress

	2004
At 1 January	3,920
Additions	1,340
Transfers to fixed assets	(1,724)
Disposals	(184)
At 31 December	3,352
Less: Impairment provision	(636)
Net book value at 31 December	2,716

12. Other assets

	31 December 2004			31 December 2003		
	Cost	Impairment provision	Net book value	Cost	Impairment provision	Net book value
Accounts receivable and prepayments (1)	17,617	(3,269)	14,348	31,029	(6,313)	24,716
Foreclosed assets (2)	6,988	(4,654)	2,334	12,244	(6,834)	5,410
Debt-for-equity swap investments	2,065	–	2,065	2,272	(147)	2,125
Intangible assets	1,644	(1)	1,643	471	–	471
Long-term prepaid expenses	507	–	507	533	–	533
Others	2,163	–	2,163	4,810	–	4,810
Total	30,984	(7,924)	23,060	51,359	(13,294)	38,065

(Amount in millions of Renminbi, unless otherwise stated)

12. Other assets (Continued)

(1) Accounts receivable and prepayments analysed by nature and ageing

	31 December 2004	31 December 2003
Receivable from government agencies	2,031	5,317
Securities in the process of settlement	385	8,018
Items in the process of clearance and settlement	7,843	6,860
Others	7,358	10,834
	17,617	31,029
Less: Impairment provision	(3,269)	(6,313)
	14,348	24,716

Accounts receivable and prepayments analysed by ageing are as follows:

	31 December 2004		31 December 2003	
Ageing	Cost	Impairment provision	Cost	Impairment provision
Within 1 year	12,110	(586)	18,943	(178)
1-3 years	1,506	(470)	2,531	(877)
Above 3 years	4,001	(2,213)	9,555	(5,258)
Total	17,617	(3,269)	31,029	(6,313)

(2) Foreclosed assets analysed by type of collateral

	31 December 2004	31 December 2003
Properties	4,554	8,618
Others	2,434	3,626
	6,988	12,244
Less: Impairment provision	(4,654)	(6,834)
	2,334	5,410

13. Due to central banks

	31 December 2004	31 December 2003
Special foreign exchange deposits of government agencies	44,444	64,091
Borrowings from central banks	3,120	9,248
Others	22,033	4,502
Total	69,597	77,841

Borrowings from central banks include bills sold under the repurchase arrangement with the PBOC in the amount of RMB 62 million (2003: RMB 558 million).

14. Government certificates of indebtedness for bank notes issued and bank notes in circulation

Bank of China (Hong Kong) Limited and Bank of China Macau Branch are note issuing banks for Hong Kong dollar and Macau Pataca notes in Hong Kong and Macau, respectively. Under local regulations, these two entities are required to place deposits of funds to the Hong Kong and Macau governments respectively to secure the currency notes in circulation.

Bank notes in circulation represent the liabilities in respect of Hong Kong Dollar notes and Macau Pataca notes in circulation, issued respectively by Bank of China (Hong Kong) Limited and Bank of China Macau Branch.

15. Derivative financial instruments and liabilities at fair value through profit or loss

	31 December 2004	31 December 2003
Derivative financial instruments liabilities (Note VI. 3)	24,192	25,191
Liabilities at fair value through profit or loss		
Structured deposits	54,188	17,821
Short position in foreign currency debt securities	13,272	5,049
Short position in exchange fund bills	2,108	2,916
Sub-total	69,568	25,786
Total	93,760	50,977

(Amount in millions of Renminbi, unless otherwise stated)

16. Due to and placements from banks and other financial institutions

	31 December 2004	31 December 2003
Due to banks and other financial institutions		
Due to domestic banks and other financial institutions	97,312	87,455
Due to overseas banks and other financial institutions	14,476	7,726
Sub-total	111,788	95,181
Placements from banks and other financial institutions		
Placements from domestic banks and other financial institutions	78,179	73,628
Placements from overseas banks and other financial institutions	58,879	81,023
Sub-total	137,058	154,651
Total	248,846	249,832

Included in placements from bank and other financial institutions are amounts received from counterparties under repurchase agreements categorised as follows:

	31 December 2004	31 December 2003
Repurchase of:		
Discounted bills	3,931	1,006
Debt securities	9,397	30,468
Precious metals	2,880	13,488
Total	16,208	44,962

17. Deposits from customers

	31 December 2004	31 December 2003
Short-term corporate deposits		
Demand deposits	776,648	679,524
Time deposits less than one year	373,467	312,585
Sub-total	1,150,115	992,109
Short-term saving deposits		
Demand deposits	697,028	607,904
Time deposits less than one year	1,059,284	1,066,069
Sub-total	1,756,312	1,673,973
Long-term corporate deposits	32,743	20,182
Long-term saving deposits	296,246	260,874
Securities and margin deposits	107,061	88,818
Total	3,342,477	3,035,956

The margin deposits are analysed as follows:

Margin deposit for bank acceptance	47,954	40,176
Margin deposit for letters of credit and letters of guarantee issued	26,644	21,039
Margin deposits for foreign exchange transactions	8,655	8,036
Others	23,808	19,567
Total	107,061	88,818

18. Special purpose borrowings

	31 December 2004	31 December 2003
Export credit loans	23,530	25,941
Foreign government loans	21,025	20,956
Other subsidised loans	24,994	30,332
Total	69,549	77,229

Special purpose borrowings are long-term borrowings from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidised loans. These special purpose loans are normally used to finance projects of special commercial purpose in PRC and the Bank is obliged to repay these loans when they fall due.

(Amount in millions of Renminbi, unless otherwise stated)

19. Bonds issued

	Issue date	Maturity date	Interest rate	31 December 2004	31 December 2003
Bonds issued (1)					
1994 BOC US Dollar Debt Securities	10 March 1994	15 March 2014	8.25%	183	827
1997 BOC US Dollar Debt Securities	23 April 1997	23 April 2004	6 month LIBOR+0.375%	–	1,962
1999 BOC US Dollar Debt Securities	4 May 1999	4 June 2004	6 month LIBOR+1.2%	–	1,034
Sub-total				183	3,823
Subordinated bonds issued (2)					
2004 BOC RMB Debt Securities					
– First Tranche	7 July 2004	20 July 2014	4.87%	14,070	–
– Second Tranche	22 October 2004	16 November 2014	4.94%	12,000	–
Sub-total				26,070	–
Total				26,253	3,823

(1) The Bank and the bond holders are prohibited from redeeming or requesting an early redemption of these bonds before the maturity dates.

(2) Pursuant to Yinfu [2004] No. 35 "Response of the PBOC on the Issuance of Subordinated Bonds by Bank of China" and Yinjianfu [2004] No. 81 "Response of the CBRC on the Issuance of Subordinated Bonds by Bank of China", the Bank issued two tranches of subordinated bonds on 7 July and 22 October 2004.

The first tranche of subordinated bonds has a maturity of 10 years, with a fixed coupon rate of 4.87%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 20 July 2009. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 2.8%, and shall remain fixed through the maturity date.

The second tranche of subordinated bonds has a maturity of 10 years, with a fixed coupon rate of 4.94%, paid annually. The holders have the option to convert, at face value ,all or part of the bonds to floating rate debt of an equivalent amount on 16 November 2005 or 16 November 2006, and the coupon rate of the floating rate bonds shall be the specified "Base Rate" plus 1.8%. The Base Rate shall be the rate for 1-year time deposits established by the PBOC that is in effect on 16 November of each year from the conversion date through maturity, with an annual reset. The Bank has the option to redeem all or part of the bonds at face value on 16 November 2009. If the Bank does not exercise this option, the coupon rate for the second 5-year period shall be the original coupon rate plus 3%, and shall be fixed for the remaining term of the bonds. For those bonds that have been converted to floating rate, the spread for the second 5-year period is 2.8%.

These bonds are subordinated to all other claims on the assets of the Bank, except those of the shareholder. In the calculation of the Group's capital adequacy ratio, these bonds qualify for inclusion as supplementary capital.

20. Deferred income taxes

Deferred income taxes are calculated on the timing differences under the liability method using the relevant local tax rates applicable to the Group's operation. The movement on the deferred income tax account is as follows:

	2004
At 1 January	11,575
Charge in the profit and loss account (Note VI.35)	7,044
Exchange differences	28
At 31 December	18,647

Deferred income tax assets and liabilities are attributable to the following items:

	31 December 2004	31 December 2003
Deferred income tax assets		
Asset impairment provision	16,280	8,140
Fair value change of debt securities and derivative financial instruments	2,291	3,451
Pension and other retirement benefit costs	395	345
Other timing differences	662	579
	19,628	12,515
Deferred income tax liabilities		
Fair value change of debt securities and derivative financial instruments	(550)	(452)
Depreciation of fixed assets	(414)	(423)
Other timing differences	(17)	(65)
	(981)	(940)
	18,647	11,575

(Amount in millions of Renminbi, unless otherwise stated)

20. Deferred income taxes (Continued)

The deferred tax charge in the profit and loss account comprises the following timing differences:

	31 December 2004	31 December 2003
Asset impairment provision/(write-off)	8,123	(5,161)
Fair value change of debt securities and derivative financial instruments	(1,262)	1,460
Pension and other retirement benefit costs	50	109
Other timing differences	133	(376)
Total (Note VI.35)	7,044	(3,968)

21. Other liabilities

	31 December 2004	31 December 2003
Securities in the process of settlement	1,089	93,953
Items in the process of clearance and settlement	49,364	56,719
Tax payable	21,012	5,731
Salary and welfare payable	5,121	3,800
Employee retirement welfare obligation	1,804	1,930
Payable to MOF (Note II.5)	17,362	–
Payable to COAMC	–	3,947
Other payables and temporary receipts	29,246	30,209
Total	124,998	196,289

22. Minority interests

	2004
At 1 January	25,724
Share of current year profit	4,314
Increase of shares in a subsidiary	15
Dividends paid to minority shareholders	(2,545)
Others	(121)
At 31 December	27,387

23. Paid-in capital/share capital

	2004	2003
At 1 January	186,390	142,100
Reduction in capital (1)	–	(1,046)
Capital injection (Note II.1)	–	186,390
Financial restructuring (Note II.1)	–	(141,054)
At 31 December (2)	186,390	186,390

(1) Pursuant to Caijin [2000] No. 112 "Letter Concerning the Disposal and Asset Transfer of China Orient Trust & Investment Corporation" issued by the MOF, the Bank transferred the net assets of its security brokerage and industrial investment businesses of China Orient Trust & Investment Corporation (formerly a subsidiary of the Bank), with an aggregate net carrying value of RMB 1,046 million, to China Galaxy Securities Company Limited and COAMC. Pursuant to Caijin [2000] No. 112 and the Joint Stock Reform Plan, the transfer was recorded as a reduction in paid-in capital in the balance sheet.

(2) In accordance with Caijin [2004] No. 76 "Approval on the Bank of China State Shares Administration Related Matters" issued by the MOF, Bank of China Limited, the successor to Bank of China, was formed with China SAFE Investments Limited as the sole shareholder on 26 August 2004. China SAFE Investments Limited's capital contribution to the Bank in the form of US dollars and bullion, totalling RMB 186,390 million, was used to subscribe to 186,390,352,497 shares of common stock, with par value of RMB 1.00 per share. All shares held by China SAFE Investments Limited in the Bank are, in fact, state shares controlled by the PRC Government. The payment of the capital contribution in the amount of RMB 186,390 million was verified by PricewaterhouseCoopers Zhong Tian in its "Verification Report of Capital Contribution to Bank of China" (PwC ZT YZ [2004] No. 158) issued on 23 August 2004.

24. Capital reserve

	2004
At 1 January	43,408
Financial restructuring – Joint Stock Company Conversion (Note II.5)	(43,408)
At 31 December	–

The Bank's capital reserve as of 31 December 2003 comprises an asset revaluation surplus of RMB 10,432 million (Note II.3) and a provision adjustment of RMB 32,976 million relating to non-performing loans committed for disposal .

According to the Joint Stock Reform Plan approved by the State Council in December 2003, the Bank sold certain of its non-performing loans with a carrying value of RMB 253,920 million to Cinda and COAMC in 2004. In December 2003, the PRC Government committed the Bank to the transfer of these loans and in principle established the sale price. Therefore, on 31 December 2003, the Bank adjusted the net carrying value of these loans under the commitment to sell to reflect its estimated recoverable amount. This resulted in a net release of provisions for loan losses of RMB 32,976 million which was recorded in the capital reserve account.

(Amount in millions of Renminbi, unless otherwise stated)

25. Surplus reserve and general reserve

	1 January 2004 (Note II.1)	Provision in the current year (Note VI.26)	31 December 2004
Statutory surplus reserve	–	2,093	2,093
Statutory welfare reserve	–	1,047	1,047
Total	–	3,140	3,140
General reserve	–	419	419

Appropriation to the statutory surplus reserve may be ceased when the balance of such reserves has reached 50% of the registered capital. Subject to the approval of the shareholder, statutory surplus reserve can be used for replenishing the accumulated loss or increasing the Bank's registered capital. The statutory surplus reserve amount used to increase the registered capital is limited to a level where the balance of statutory surplus reserve after such capitalisation is not less than 25% of the registered capital.

Statutory welfare reserve can be used for funding employees' collective welfare activities upon approval by the PRC Government.

The application of the general reserve is determined by the general meeting of shareholders.

26. Undistributed profits/(accumulated losses)

	2004
At 1 January	(26,624)
Financial restructuring - Joint Stock Company Coversion (Note II.5)	26,624
Net profit in 2004	20,932
Transfer to statutory surplus reserve (Note VI.25)	(2,093)
Transfer to statutory welfare reserve (Note VI.25)	(1,047)
Transfer to general reserve (Note VI.25)	(419)
At 31 December	17,373

In accordance with the resolution of the Board of Directors dated 31 May 2005, the Bank appropriated 10%, 5% and 2% respectively of the profit after tax in 2004 to the statutory surplus reserve, statutory welfare reserve and general reserve.

The proposed appropriation of profit is subject to the shareholder's approval. The Bank cannot distribute its net profit to the shareholder before offsetting its accumulated losses brought forward and the appropriation to the statutory surplus reserve, statutory welfare reserve and general reserve.

27. Reserve for fair value changes of available-for-sale securities

	2004
At 1 January	578
Financial restructuring - Joint Stock Company Conversion (Note II.5)	(578)
Net losses from changes in fair value	(2,328)
Net losses transferred to profit and loss account on disposal	13
At 31 December	(2,315)

28. Net interest income

	2004	2003
Interest income		
Loans and advances to customers	91,529	77,560
Debt securities	29,327	26,831
Due from and placements with banks and other financial institutions	4,341	5,072
Due from central banks	3,706	2,811
Sub-total	128,903	112,274
Interest expense		
Deposits from customers	(36,883)	(33,670)
Due to and placements from banks and other financial institutions, and due to central banks	(4,259)	(3,703)
Special purpose borrowings and bonds issued	(2,776)	(2,997)
Sub-total	(43,918)	(40,370)
Net interest income	84,985	71,904

(Amount in millions of Renminbi, unless otherwise stated)

29. Net fee and commission income

	2004	2003
Settlement and clearing fees	2,626	2,237
Agency commissions	2,690	2,137
Credit commitment and loan related fees and commissions	2,367	2,075
Bank card fees	1,840	1,340
Custodian and other fiduciary service fees	394	275
Others	1,471	1,504
Fee and commission income	11,388	9,568
Fee and commission expense	(2,831)	(2,215)
Net fee and commission income	8,557	7,353

30. Net trading income

	2004	2003
Net gains from foreign exchange and foreign exchange products	5,069	8,309
Net gains/(losses) from interest rate instruments	3,683	(3,853)
Total	8,752	4,456

31. Investment income

	2004	2003
Equity investment		
Net gains/(losses) from investment in associates	141	(69)
Net gain from sale of shares in BOC Hong Kong	–	7,154
Others	848	439
Sub-total	989	7,524
Debt securities investment	89	889
Total	1,078	8,413

On 18 November 2003, the Bank sold 10.12% of its equity interest in BOC Hong Kong (Holdings) Limited for a gross proceed of RMB 15,622 million, which generated a net gain of RMB 7,154 million after deduction of RMB 1,528 million of social security fund payable to the PRC Government.

32. Operating and administrative expenses

	2004	2003
Staff costs	19,814	16,394
General operating and administrative expenses	13,992	11,188
Depreciation	8,109	6,459
Total	41,915	34,041

Staff costs are analysed as follows:

	2004	2003
Salaries and welfare expenses	15,448	12,951
Defined contribution plans costs	1,231	1,084
Social insurance costs	851	581
Housing fund contributions	661	550
Others	1,623	1,228
Total	19,814	16,394

33. Business tax and surcharges

	2004	2003
Business tax	4,486	3,575
City maintenance and construction tax	294	232
Education surcharges	156	118
Others	45	47
Total	4,981	3,972

(Amount in millions of Renminbi, unless otherwise stated)

34. Impairment losses

	2004	2003
Provision for loan losses	22,793	14,701
Provision for impairment of foreclosed assets	2,997	2,019
Provision for/(write-back of) impairment of other receivables	(2,216)	178
Provision for/(write-back of) impairment of fixed assets and others	223	(466)
Total	**23,797**	**16,432**

35. Income tax

	2004	2003
Current tax	16,374	2,708
Deferred tax (Note VI.20)	(7,044)	3,968
Total	**9,330**	**6,676**

The income tax expense on the Group's profit before tax differs from the amount that would arise using the basic tax rate of the Group, detailed as follows:

	2004	2003
Profit before tax	**34,576**	**38,573**
Tax calculated at a tax rate of 33%	11,410	12,729
Effect of different tax rates in overseas operations	(2,601)	(3,495)
Supplementary tax on overseas income paid in the PRC	1,766	1,476
Prior years tax expenses adjustment	(506)	(1,163)
Income not subject to tax	(2,449)	(3,735)
Expenses not deductible for tax purposes and others	1,710	864
Total	**9,330**	**6,676**

Non-deductible expenses primarily include staff salary costs in excess of those permitted to be deducted and other impairment losses not deductible under the PRC Tax Law.

36. Notes to the cash flow statement

Cash and cash equivalents comprise the following balances, the original maturities of which are less than three months:

	31 December 2004	31 December 2003
Cash	28,592	25,748
Balances with central banks (Note VI. 1)	116,686	129,181
Due from and placement with banks and other financial institutions (Note VI. 4)	191,418	274,774
Short-term bills and notes (Note VI. 5)	29,446	19,247
Total	**366,142**	**448,950**

(1) Reconciliation of net profit to cash flows from operating activities

	2004
Net profit	**20,932**
Plus/(minus):	
Minority interest	4,314
Asset impairment losses	23,797
Depreciation of fixed assets	8,109
Amortisation of intangible assets and long-term prepaid expenses	455
Net loss on disposal of fixed assets and other assets	590
Equity investments income	(989)
Interest expenses arising from bonds issued	478
Increase in operating receivables	(403,382)
Increase in operating payables	244,958
Net cash outflow from operating activities	**(100,738)**

(2) Significant non-cash transactions

	2004
Transfer of policy-related assets (Note II.2)	18,100
Offsetting of payable to COAMC against the bond interest receivable from COAMC	3,416

(Amount in millions of Renminbi, unless otherwise stated)

VII. NOTES TO THE BANK'S FINANCIAL STATEMENTS

1. Debt securities

	31 December 2004	31 December 2003
Securities available-for-sale (at fair value)		
Government bonds	157,258	129,127
Public sector and quasi government bonds	57,910	91,003
Financial institution bonds	89,270	91,166
Corporate bonds	41,965	30,358
Sub-total	346,403	341,654
Securities held-to-maturity (at amortised cost)		
Government bonds	94,662	35,245
Public sector and quasi government bonds	109,501	16,923
Financial institution bonds	43,230	32,864
Corporate bonds	4,861	1,624
Sub-total	252,254	86,656
Debt securities classified as loans and receivables (at amortised cost)		
COAMC Bond	160,000	160,000
PBOC Special Bills	91,530	–
Special Purpose Treasury Bond	42,500	42,500
Short-term bills and notes		
– Public sector and quasi government bonds	44,364	92,179
– Financial institution bonds	34,160	23,303
– Corporate bonds	730	2,330
Bearer Treasury Bonds and others	10,574	6,713
	383,858	327,025
Provision for impairment	(178)	(568)
Sub-total	383,680	326,457
Total	982,337	754,767

The movement in debt securities is summarised as follows:

	Available-for-sale	Held-to-maturity	Total
At 1 January 2004	341,654	86,656	428,310
Additions	365,986	168,360	534,346
Sale and redemption	(350,634)	(13,807)	(364,441)
(Amortisation)/ Accretion	(697)	94	(603)
Fair value changes	(2,183)	–	(2,183)
Exchange differences	2,971	257	3,228
Reclassification	(10,694)	10,694	-
At 31 December 2004	346,403	252,254	598,657

2. Loans and advances to customers

	31 December 2004	31 December 2003
Unsecured loans	386,598	315,159
Guaranteed loans	596,210	750,830
Collateralised and other secured loans	814,310	749,175
Total	1,797,118	1,815,164

3. Equity investments

	31 December 2004	31 December 2003
Investment in subsidiaries	60,887	72,242
Investment in associates	161	291
Others	2,289	2,845
	63,337	75,378
Less: Impairment provision	(1,454)	(1,795)
Total	61,883	73,583

Movement of investment in subsidiaries is as follows:

	2004
At 1 January	72,242
Investment cost addition	377
Withdrawal of capital in a subsidiary	(5,701)
Share of profit after tax	9,342
Dividends received	(14,749)
Disposals and others	(624)
At 31 December	60,887

(Amount in millions of Renminbi, unless otherwise stated)

4. Deposits from customers

	31 December 2004	31 December 2003
Short-term corporate deposits		
Demand deposits	670,346	586,795
Time deposits less than one year	276,657	249,846
Sub-total	947,003	836,641
Short-term saving deposits		
Demand deposits	441,188	373,781
Time deposits less than one year	840,139	810,536
Sub-total	1,281,327	1,184,317
Long-term corporate deposits	20,296	19,688
Long-term saving deposits	288,256	254,774
Securities and margin deposits	100,347	82,068
Total	2,637,229	2,377,488

The margin deposits are analysed as follows:

Margin deposits for bank acceptance	47,883	40,176
Margin deposits for letters of credit and letters of guarantee issued	25,730	20,367
Margin deposits for foreign exchange transactions	3,771	2,890
Others	22,963	18,635
Total	100,347	82,068

5. Net interest income

	2004	2003
Interest income		
Loans and advances to customers	81,642	66,512
Debt securities	23,144	20,179
Due from and placements with banks and other financial institutions	3,021	2,718
Due from central banks	3,676	2,753
Sub-total	111,483	92,162
Interest expense		
Deposits from customers	(32,381)	(28,669)
Due to and placements from banks and other financial institutions, and due to central banks	(4,118)	(3,629)
Special purpose borrowings and bonds issued	(2,776)	(2,997)
Sub-total	(39,275)	(35,295)
Net interest income	72,208	56,867

6. Net fee and commission income

	2004	2003
Settlement and clearing fees	1,991	1,725
Credit commitment and loan related fees and commissions	1,648	1,423
Bank card fees	1,095	776
Agency commissions	782	509
Custodian and other fiduciary service fees	174	89
Others	893	788
Fee and commission income	6,583	5,310
Fee and commission expenses	(1,486)	(1,181)
Net fee and commission income	5,097	4,129

(Amount in millions of Renminbi, unless otherwise stated)

7. Net trading income

	2004	2003
Net gains from foreign exchange and foreign exchange products	3,800	7,207
Net gains/(losses) from interest rate instruments	2,630	(4,434)
Total	6,430	2,773

8. Investment income

	2004	2003
Equity investment		
Share of profit of subsidiaries	9,342	18,083
Net losses from investments in associates	(57)	(11)
Contribution to social security fund	–	(1,528)
Others	(153)	(162)
Sub-total	9,132	16,382
Debt securities investment	(173)	1,150
Total	8,959	17,532

9. Operating and administrative expenses

	2004	2003
Staff costs	15,678	12,320
General operating and administrative expenses	12,055	9,441
Depreciation	6,957	5,265
Total	34,690	27,026

Staff costs are analysed as follows:

	2004	2003
Salaries and welfare expenses	11,810	9,353
Defined contribution plans costs	1,192	1,069
Social insurance costs	810	537
Housing fund contributions	661	550
Others	1,205	811
Total	15,678	12,320

10. Impairment losses

	2004	2003
Provision for loan losses	25,306	14,212
Provision for impairment of foreclosed assets	3,025	2,138
Provision for/(write-back of) impairment of other receivables	(2,219)	174
Provision for impairment of fixed assets and others	362	136
Total	26,474	16,660

11. Notes to the cash flow statement

Cash and cash equivalents comprise the following balances, the original maturities of which are less than three months:

	31 December 2004	31 December 2003
Cash	25,416	22,613
Balances with central banks	97,492	99,659
Due from and placement with banks and other financial institutions	127,492	204,809
Short-term bills and notes	23,815	8,195
Total	274,215	335,276

(Amount in millions of Renminbi, unless otherwise stated)

11. Notes to the cash flow statement (Continued)

(1) Reconciliation of net profit to cash flows from operating activities

	2004
Net profit	**20,932**
Plus/(minus):	
Asset impairment losses	26,474
Depreciation of fixed assets	6,957
Amortisation of intangible assets and long-term prepaid expenses	455
Loss on disposal of fixed assets and other assets	824
Equity investments income	(9,132)
Interest expenses arising from bonds issued	478
Increase in operating receivables	(342,241)
Increase in operating payables	195,267
Net cash outflow from operating activities	**(99,986)**

(2) Significant non-cash transactions

	2004
Transfer of policy-related assets (Note II.2)	18,100
Offsetting of payable to COAMC against the bond interest receivable from COAMC	3,416

VIII. CAPITAL ADEQUACY RATIOS

The Group calculates and reports the core capital adequacy ratio and capital adequacy ratio as of 31 December 2004 based on the CBRC [2004] No. 2 "Regulation Governing Capital Adequacy of Commercial Banks", issued by the CBRC on 23 February 2004.

	31 December 2004
Core capital, net	228,447
Capital, net	270,478
Weighted risk assets, net	2,693,503
Core capital adequacy ratio	8.48%
Capital adequacy ratio	10.04%

The net capital stated above includes a general provision for impairment losses on loans and placements with banks and other financial institutions in the amount of RMB 24,882 million calculated based on 1% of these assets' year end balances.

The core capital adequacy ratio and capital adequacy ratio in prior years were calculated based on Yinfa [1996] No. 450 "Notice on the Management, Supervision Guidance and Review of the Ratios of Assets to Liabilities of Commercial Banks" and Yinfa [1997] No. 549 "Notice on the Completion Instruction on Return of Offsite Supervision and Report of Commercial Banks" issued by the PBOC, and therefore, are not comparable. Accordingly, the ratios are not presented here for comparison.

(Amount in millions of Renminbi, unless otherwise stated)

IX. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. The Bank is a joint stock commercial bank established by China SAFE Investments Limited, an entity wholly-owned by the PRC Government, as the sole shareholder. The Group's related parties mainly comprise the associated enterprises (See Note VI. 9 (1), Investment in associates).

In the ordinary course of business, the Group enters into business transactions with its related parties, including lending, deposit taking and such other normal banking businesses. The transactions with these related parties are conducted on the same pricing principles as for the transactions with any independent third party. The loans and deposits volumes of related party transactions and outstanding balances at the year end are stated below. The related interest income and expense are not considered significant.

(1) Loans

	2004	2003
At 1 January	5,525	7,065
Loans granted during the year	2,728	5,040
Loan repayments during the year	(3,092)	(5,246)
Loans written off and other changes during the year	(3,915)	(1,334)
At 31 December	1,246	5,525
Provisions for loan losses	(418)	(3,796)

(2) Deposits

	2004	2003
At 1 January	1,336	2,194
Deposits received during the year	3,433	7,879
Deposits repaid and other changes during the year	(3,542)	(8,737)
At 31 December	1,227	1,336

X. SEGMENT REPORTING

The geographical analysis of revenues, segment results, segment assets, segment liabilities and capital expenditure reflects the way the Group is managed.

The Group's businesses operate in three main geographical areas: Chinese Mainland, Hong Kong and Macau, and other overseas areas.

Year ended 31 December 2004

	Chinese Mainland	Hong Kong & Macau	Other overseas operations	Eliminations	Group
Revenues	85,036	22,816	2,624	(36)	110,440
Profit from operations	43,163	13,759	919	–	57,841
Assets	3,333,298	959,668	234,718	(257,241)	4,270,443
Liabilities	(3,138,214)	(876,343)	(226,518)	203,370	(4,037,705)
Other segment items					
Capital expenditure	5,973	665	119	–	6,757
Depreciation & amortisation	7,343	842	379	–	8,564
Provision for/(write-back of) impairment	26,984	(2,943)	(244)	–	23,797
Other non-cash items	824	(221)	(13)	–	590

Year ended 31 December 2003

	Chinese Mainland	Hong Kong & Macau	Other overseas operations	Eliminations	Group
Revenues	63,989	29,625	3,363	(32)	96,945
Profit from operations	32,103	21,008	1,715	–	54,826
Assets	3,093,385	921,098	238,525	(273,043)	3,979,965
Liabilities	(2,908,503)	(828,849)	(232,495)	219,358	(3,750,489)
Other segment items					
Capital expenditure	5,453	353	132	–	5,938
Depreciation & amortisation	5,597	1,108	111	–	6,816
Provision for/(write-back of) impairment	18,341	(1,387)	(522)	–	16,432
Other non-cash items	223	131	9	–	363

Revenues include net interest income, fee and commission income, net trading income, investment income, other operating income and non-operating income.

(Amount in millions of Renminbi, unless otherwise stated)

X . SEGMENT REPORTING (Continued)

The Group provides services through four main business segments:

Commercial banking — services to corporate customers including current accounts, deposits, overdrafts, lending, trade related products and other credit facilities, foreign currency and derivative products and services to retail customers including current accounts, savings, deposits, investment savings products, custody, credit and debit cards, consumer loans and mortgages.

Investment banking — providing debt and equity underwriting, asset management services, brokerage services and loan syndications.

Insurance — underwriting of general insurance business, life insurance and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitutes a separately reportable segment.

Year ended 31 December 2004

	Commercial banking	Investment Banking	Insurance	Others	Elimination	Group
Revenues	107,693	1,472	938	1,044	(707)	110,440
Assets	4,266,168	14,780	9,549	6,327	(26,381)	4,270,443
Capital expenditure	6,716	35	6	–	–	6,757

Year ended 31 December 2003

	Commercial banking	Investment Banking	Insurance	Others	Elimination	Group
Revenues	94,913	1,261	782	567	(578)	96,945
Assets	3,975,496	13,716	7,460	9,014	(25,721)	3,979,965
Capital expenditure	5,699	10	229	–	–	5,938

XI. ASSETS AND LIABILITIES BY CURRENCY

Set forth below are assets, liabilities and off-balance sheet items by currency. Short-term financial assets include cash, precious metals, due from central banks and government certificates of indebtedness for bank notes issued. Debt securities also include trading and other debt securities at fair value through profit or loss. Other assets primarily include interest receivable, fixed assets and deferred tax assets. Short-term financial liabilities include due to central banks and bank notes in circulation. Other liabilities primarily include interest payable. Option products are included in net off-balance sheet position using notional amounts.

As at 31 December 2004	RMB	USD	HKD	EURO	JPY	GBP	Other	Total
Assets								
Short-term financial assets	253,528	16,804	48,175	2,401	25,769	514	33,460	380,651
Derivative financial instruments assets	–	15,417	346	26	278	–	9	16,076
Due from and placements with banks and other financial institutions	45,173	160,727	96,946	3,586	15,402	6,095	19,450	347,379
Debt securities	478,827	495,156	162,455	75,023	42,296	8,443	47,279	1,309,479
Loans and advances to customers	1,380,007	350,474	310,621	47,187	37,063	4,949	16,161	2,146,462
Less: Provision for loan losses	(52,133)	(13,161)	(6,226)	(1,227)	(1,563)	(86)	(373)	(74,769)
Other assets	89,116	15,206	31,347	2,256	1,927	826	4,487	145,165
Total assets	**2,194,518**	**1,040,623**	**643,664**	**129,252**	**121,172**	**20,741**	**120,473**	**4,270,443**
Liabilities								
Short-term financial liabilities	637	45,748	37,014	–	–	1,139	23,629	108,167
Derivative financial instruments and liabilities at fair value through profit or loss	–	86,221	6,587	302	288	334	28	93,760
Due to and placements from banks and other financial institutions	129,210	66,126	18,440	3,856	28,158	384	2,672	248,846
Deposits from customers	2,093,272	517,923	562,378	35,139	24,961	24,274	84,530	3,342,477
Special purpose borrowings and bonds issued	26,075	33,771	–	22,506	10,098	1,711	1,641	95,802
Other liabilities	105,043	19,434	19,166	2,076	932	550	1,452	148,653
Total liabilities	**2,354,237**	**769,223**	**643,585**	**63,879**	**64,437**	**28,392**	**113,952**	**4,037,705**
Net on-balance sheet position	(159,719)	271,400	79	65,373	56,735	(7,651)	6,521	232,738
Net off-balance sheet position	(18,992)	10,770	83,539	(64,484)	(43,766)	10,505	17,919	(4,509)
Credit commitments	301,171	251,478	129,973	42,802	25,222	2,461	6,178	759,285

(Amount in millions of Renminbi, unless otherwise stated)

XI. ASSETS AND LIABILITIES BY CURRENCY (Continued)

As at 31 December 2003	RMB	USD	HKD	EURO	JPY	GBP	Other	Total
Assets								
Short-term financial assets	211,256	15,876	67,141	2,659	26,478	432	34,085	357,927
Derivative financial instruments assets	–	12,608	378	26	139	1	10	13,162
Due from and placements with banks and other financial institutions	12,705	270,053	111,163	5,495	10,352	6,254	17,478	433,500
Debt securities	301,425	497,153	119,157	82,243	31,514	9,809	50,886	1,092,187
Loans and advances to customers	1,322,136	411,526	313,091	42,972	41,307	5,162	21,279	2,157,473
Less: Provision for loan losses	(138,086)	(75,133)	(11,933)	(4,538)	(4,414)	(745)	(1,493)	(236,342)
Other assets	89,697	28,685	33,679	2,597	1,872	770	4,758	162,058
Total assets	1,799,133	1,160,768	632,676	131,454	107,248	21,683	127,003	3,979,965
Liabilities								
Short-term financial liabilities	2,083	67,696	33,781	522	–	190	8,405	112,677
Derivative financial instruments and liabilities at fair value through profit or loss	–	47,767	2,232	303	162	459	54	50,977
Due to and placements from banks and other financial institutions	115,462	96,886	20,413	5,046	9,719	1,369	937	249,832
Deposits from customers	1,761,256	556,756	537,257	38,631	23,344	25,108	93,604	3,035,956
Special purpose borrowings and bonds issued	–	41,782	–	23,293	12,471	2,044	1,462	81,052
Other liabilities	77,278	115,035	21,153	2,513	546	520	2,950	219,995
Total liabilities	1,956,079	925,922	614,836	70,308	46,242	29,690	107,412	3,750,489
Net on-balance sheet position	(156,946)	234,846	17,840	61,146	61,006	(8,007)	19,591	229,476
Net off-balance sheet position	(36,801)	46,857	39,475	(53,866)	(28,501)	11,496	13,967	(7,373)
Credit commitments	325,146	211,565	131,568	42,961	23,853	1,996	9,176	746,265

XII. ASSETS AND LIABILITIES BY MATURITY

Maturity grouping analysis of assets and liabilities items is as follows. Short-term financial assets include cash, precious metals, due from central banks and government certificates of indebtedness for bank notes issued. *Debt securities* also include trading and other debt securities at fair value through profit or loss. Other assets primarily include interest receivable, fixed assets and deferred tax assets. Short-term financial liabilities include due to central banks and bank notes in circulation. Other liabilities primarily include interest payable.

As at 31 December 2004	Overdue	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Assets								
Short-term financial assets	–	96,303	284,348	–	–	–	–	380,651
Derivative financial instruments assets	–	–	7,674	1,139	1,912	1,903	3,448	16,076
Due from and placements with banks and other financial institutions	29	17,981	185,481	85,171	58,643	66	8	347,379
Debt securities	–	–	72,913	116,357	151,775	549,653	418,781	1,309,479
Loans and advances to customers	72,199	23,410	130,259	227,406	848,857	461,577	382,754	2,146,462
Less: Provision for loan losses	(35,889)	(474)	(2,008)	(3,183)	(16,055)	(9,379)	(7,781)	(74,769)
Other assets	273	9,087	7,329	1,372	14,982	28,210	83,912	145,165
Total assets	36,612	146,307	685,996	428,262	1,060,114	1,032,030	881,122	4,270,443
Liabilities								
Short-term financial liabilities	–	81,613	77	11,416	15,061	–	–	108,167
Derivative financial instruments and liabilities at fair value through profit or loss	–	–	13,975	22,122	26,760	15,621	15,282	93,760
Due to and placements from banks and other financial institutions	–	105,422	56,745	15,902	19,318	45,784	5,675	248,846
Deposits from customers	–	1,611,154	460,643	373,265	661,355	233,384	2,676	3,342,477
Special purpose borrowings and bonds issued	–	–	2,581	1,053	6,586	28,474	57,108	95,802
Other liabilities	215	90,557	5,648	4,991	40,370	5,521	1,351	148,653
Total liabilities	215	1,888,746	539,669	428,749	769,450	328,784	82,092	4,037,705
Net liquidity gap	36,397	(1,742,439)	146,327	(487)	290,664	703,246	799,030	232,738

(Amount in millions of Renminbi, unless otherwise stated)

XII. ASSETS AND LIABILITIES BY MATURITY (Continued)

As at 31 December 2003	Overdue	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Assets								
Short-term financial assets	–	90,768	267,159	–	–	–	–	357,927
Derivative financial instruments assets	–	–	7,321	590	1,565	1,424	2,262	13,162
Due from and placements with banks and other financial institutions	74	6,313	327,759	80,693	16,181	2,464	16	433,500
Debt securities	51	1,104	63,845	111,510	104,727	444,617	366,333	1,092,187
Loans and advances to customers	300,307	34,072	146,175	212,487	700,269	436,230	327,933	2,157,473
Less: Provision for loan losses	(163,076)	(1,422)	(4,803)	(6,681)	(28,002)	(18,472)	(13,886)	(236,342)
Other assets	601	3,461	13,950	1,748	27,421	23,028	91,849	162,058
Total assets	137,957	134,296	821,406	400,347	822,161	889,291	774,507	3,979,965
Liabilities								
Short-term financial liabilities	–	59,721	7,295	8,260	37,401	–	–	112,677
Derivative financial instruments and liabilities at fair value through profit or loss	–	–	20,568	7,830	4,943	8,398	9,238	50,977
Due to and placements from banks and other financial institutions	–	94,488	80,120	18,045	14,321	37,646	5,212	249,832
Deposits from customers	–	1,431,002	458,028	373,266	567,490	204,224	1,946	3,035,956
Special purpose borrowings and bonds issued	–	–	3,012	1,486	17,226	29,723	29,605	81,052
Other liabilities	921	73,535	104,407	4,387	23,289	11,668	1,788	219,995
Total liabilities	921	1,658,746	673,430	413,274	664,670	291,659	47,789	3,750,489
Net liquidity gap	137,036	(1,524,450)	147,976	(12,927)	157,491	597,632	726,718	229,476

XIII. CONTINGENT LIABILITIES, COMMITMENTS AND OTHER OFF-BALANCE SHEET ITEMS

1. Legal proceedings

As at 31 December 2004, the Group was involved in certain lawsuits as defendants arising from its normal business operations. Management of the Group believes that the outcome of these lawsuits will not have a material impact on the financial position of the Group after consulting legal professionals.

2. Assets pledged

Assets are pledged as collateral under repurchase agreements and collateralised financing arrangements with other banks and financial institutions. All such arrangements mature within twelve months from inception.

	31 December 2004	31 December 2003
Precious metals	3,118	14,866
Bills (Note VI. 6)	3,993	1,564
Debt securities (Note VI. 5)	11,639	33,951
Total	18,750	50,381

3. Capital commitments

As at 31 December 2004, the Group had capital commitments of RMB 564 million in respect of buildings and equipment purchases (2003: RMB 838 million). The Group's management is confident that future revenues and funding available will be sufficient to meet these capital commitments.

4. Operating leases

According to the irrevocable operating lease contracts, the minimum rental payments that should be paid in the future are summarised as:

	31 December 2004	31 December 2003
Within one year	1,128	1,172
One to two years	1,014	915
Two to three years	664	680
Above three years	1,604	2,018
Total	4,410	4,785

(Amount in millions of Renminbi, unless otherwise stated)

5. Bearer treasury bonds redemption commitments

The Bank is entrusted by the MOF to issue certain Bearer Treasury Bonds. The investors of Bearer Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Bearer Treasury Bonds plus unpaid interest.

As at 31 December 2004, the Bank's redemption commitments, representing the principal value of the bonds underwritten and sold by the Bank, amounted to RMB 75,188 million (2003: RMB 70,443 million). The original maturities of these bonds vary from 1 to 5 years. As the deposits base rate established by the PBOC is currently lower than the yields on all issues of Bearer Treasury Bonds, management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

6. Major off-balance sheet exposures

	31 December 2004	31 December 2003
Acceptances	166,869	147,251
Letters of guarantee issued	186,472	149,824
Letters of credit issued	104,204	103,837
Irrevocable credit commitments and others	301,740	345,353
Total	759,285	746,265

7. Fiduciary activities

The Group provides custody, entrusted loan administration, trustee and investment management services to third parties which involve the Group providing both settlement functions and book keeping services to the beneficiaries. Those assets that are held in a fiduciary capacity are not included in these financial statements. As at 31 December 2004, the Group had a balance of securities custody accounts amounting to approximately RMB 389,615 million (2003: RMB 322,952 million), and entrusted loans of RMB 47,863 million (2003: RMB 34,876 million).

XIV. EVENTS AFTER THE BALANCE SHEET DATE

Pursuant to Yinfu [2004] No.35 "Response of the PBOC on the Issuance of Subordinated Bonds by Bank of China" and Yinjianfu [2004] No.81 "Response of the CBRC on the Issuance of Subordinated Bonds by Bank of China", the Bank issued two tranches of subordinated bonds totalling RMB 33,930 million on 18 February 2005. The maturities of these bonds vary from 10 to 15 years and the Bank has the options to early redeem these bonds at specified dates. Of these bonds, RMB 24,930 million bears interest at fixed coupon rates whereas the remaining portion of RMB 9,000 million pays interest at floating rates. These bonds are subordinated to all other claims on the assets of the Bank, except those of the shareholder.

X V. ADJUSTMENT SUMMARY UPON ADOPTION OF THE ACCOUNTING SYSTEM FOR FINANCIAL INSTITUTIONS (2001)

	31 December 2003
Net assets reported under the 1993 PRC GAAP in the Statutory Accounts	186,371
Adjustments upon adoption of 2001 PRC GAAP	
Incremental provision for asset impairment (1)	(12,717)
Reversal of provision for COAMC bond (2)	12,600
Revaluation surplus (3)	10,432
Fair value measurement on debt securities and derivative financial instruments (4)	(387)
Recognition of provisions for liabilities and contingencies (5)	(6,084)
Accounting for deferred tax (6)	11,418
Consolidating in subsidiaries and equity accounting for associates held for disposal (7)	1,999
Effect of the above on minority interests and others	120
Total impact	17,381
Net assets reported under the 2001 PRC GAAP	203,752

(Amount in millions of Renminbi, unless otherwise stated)

XV. ADJUSTMENT SUMMARY UPON ADOPTION OF THE ACCOUNTING SYSTEM FOR FINANCIAL INSTITUTIONS (2001) (Continued)

(1) In the financial statements of the Group prepared under the 1993 PRC GAAP, Domestic Operations set aside a general provision equal to 1% of the year end balances of loans, equity investments, debt securities (excluding government bonds) and placements with banks and other financial institutions. Overseas Operations set aside a general provision based on certain percentage of the outstanding balance of loans, and the specific provision is made to reduce the carrying value of the assets, taking into account available collateral, to their expected net realizable value, and based on the management's assessment of the potential losses on those identified loans on a case-by-case basis. In addition, a specific provision equal to the pre-existing balances of owner's equity as at 31 December 2003 was established and charged directly to equity. The provisions mentioned above were aggregated and presented as "Provisions for bad and doubtful assets" on the balance sheet of the 2003 statutory accounts. In the financial statements of the Group prepared under the 2001 PRC GAAP, the Group's assets are stated either at cost less impairment provision or at fair value.

(2) In the financial statements of the Group prepared under the 1993 PRC GAAP, the Group made a provision of RMB 12,600 million against the COAMC bond in accordance with the relevant government policies. This provision was reversed in the financial statements prepared under the 2001 PRC GAAP as the government has committed to provide financial support to COAMC if it has difficulties to repay the principal and/ or interest of the bond.

(3) For the purpose of the conversion into a joint stock company, the Bank revalued its assets and liabilities as of 31 December 2003 and adjusted their book values based on the valuation results that were reflected in the financial statements prepared under the 2001 PRC GAAP. In the statutory financial statements prepared under the 1993 PRC GAAP, the fixed assets, equity investments and other assets were mainly stated at cost.

(4) Under the 2001 PRC GAAP, debt securities classified as trading, fair value through profit or loss, available-for-sale securities and derivative financial instruments are stated at fair value. Under the 1993 PRC GAAP, all debt securities (except securities classified as trading or available for sale held by Overseas Operations) were stated at amortised cost. Currency forward contracts and futures contracts of the Group and certain trading derivatives held by Overseas Operations were stated at fair value. The fair values of other derivatives were not reflected in the financial statements under 1993 PRC GAAP.

(5) Under the 2001 PRC GAAP, provisions are recognised when the Group has any obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Under the 1993 PRC GAAP, the relevant obligations were generally charged through the profit and loss account when the actual payments were made.

(6) Under the 2001 PRC GAAP, deferred income tax is provided in full using the liability method on timing differences between the Group's taxable profits and its results as stated in the financial statements. Under the 1993 PRC GAAP, no deferred income tax was provided.

(7) Under the 1993 PRC GAAP, subsidiaries and associates held for resale or disposal were stated at cost. Under the 2001 PRC GAAP, all subsidiaries including those held for disposal are consolidated and associates held for disposal are accounted for using the equity method.

List of Branches and Subsidiaries

Branches, Sub-branches and Subsidiaries Authorised to Handle International Business

HEAD OFFICE

1 FUXINGMEN NEI DAJIE,
BEIJING 100818, CHINA
SWIFT: BKCH CN BJ
TLX: 22254 BCHO CN
TEL: (86) 010-66596688
FAX: (86) 010-66593777
POST CODE: 100818
Website: www.bank-of-china.com

ANHUI PROVINCE

ANHUI BRANCH
313 MID-CHANGJIANG ROAD,
HEFEI 230061, ANHUI PROV.,
CHINA
SWIFT: BKCH CN BJ 780
TLX: 90026/90041 BOCHF CN
TEL: (86) 0551-2926114
FAX: (86) 0551-2926993
POST CODE: 230061

WUHU BRANCH
258 JIU HUA SHAN ROAD, WUHU
241000, ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 79A
TLX: 91120 WHBOC CN
TEL: (86) 0553-3830735
FAX: (86) 0553-3823492
POST CODE: 241000

MA'ANSHAN BRANCH
INTERNATIONAL FINANCE
BUILDING, 1 HUAYU ROAD,
MA'ANSHAN 243011,
ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 79C
TLX: 90514 BCMB CN
TEL: (86) 0555-2345674
FAX: (86) 0555-2345674
POST CODE: 243011

BEIJING CITY

BEIJING BRANCH
8 YABAO LU,
CHAOYANG DISTRICT,
BEIJING 100020, CHINA
SWIFT: BKCH CN BJ 110
TLX: 210245 BOCCB CN
TEL: (86) 010-65199988
FAX: (86) 010-65199572
-65199586
POST CODE: 100020

BOC INTERNATIONAL HOLDINGS LIMITED BEIJING REPRESENTATIVE OFFICE
Rm. 801, OFFICE TOWER,
EAST ONE, ORIENTAL PLAZA,
NO.1 EAST CHANG AN AVENUE,
BEIJING 100738, CHINA
TEL: (86) 010-85185505
FAX: (86) 010-85184063
POST CODE: 100738
Website: www.bocigroup.com
Email: bj@bocigroup.com

BOC GROUP LIFE ASSURANCE CO.,LTD.BEIJING REPRESENTATIVE OFFICE
8/F, BOC BLDG., 1 FUXINGMEN NEI DA
JIE, BEIJING 100818, CHINA
TEL: (86) 010-66533316
FAX: (86) 010-66080048
POST CODE: 100818
Email: bjxianghong@263.net

CHONGQING CITY

CHONGQING BRANCH
218 ZHONG SHAN YI ROAD,
YU ZHONG DISTRICT,
CHONGQING 400013, CHINA
SWIFT: BKCH CN BJ 59A
TLX: 62172 CQBOC CN
TEL: (86) 023-63889453
-63889280
FAX: (86) 023-63500852
POST CODE: 400013

FUJIAN PROVINCE

FUJIAN BRANCH
BOC BLDG., 136 WUSI ROAD,
FUZHOU 350003,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 720
TLX: 92109 BOCFUJIAN
TEL: (86) 0591-87848741
-87090536
-87090089
FAX: (86) 0591-87090529
POST CODE: 350003

XIAMEN BRANCH
BOC BLDG., 40 NORTH HUBIN ROAD,
XIAMEN 361012,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73A
TLX: 923012 XMBOC CN
TEL: (86) 0592-5066415
FAX: (86) 0592-5066443
POST CODE: 361012

FUZHOUSHI SHIZHONG SUB-BRANCH
27 GUTIAN ROAD, GULOU DISTRICT,
FUZHOU 350005, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73E
TLX: 924004 BOC FZ CN
TEL: (86) 0591-83363140
-83375494
FAX: (86) 0591-83321700
POST CODE: 350005

FUQING SUB-BRANCH
39 DONGMEN ROAD, FUQING
350300, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73L
TLX: 924006 BOCFQ CN
TEL: (86) 0591-85217389
-85256333
FAX: (86) 0591-85226149
POST CODE: 350300

PUTIAN BRANCH
933 WENXIAN ROAD, CHENG XIANG
DISTRICT, PUTIAN 351000,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73C
TLX: 925003 CBKPT CN
TEL: (86) 0594-2698904
-2695974
FAX: (86) 0594-2690761
POST CODE: 351100

QUANZHOU BRANCH
BOC BLDG. FENGZE JIE,
QUANZHOU 362000,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73B
TLX: 928057 QZBOC CN
TEL:(86) 0595-21152162
FAX:(86) 0595-22110636
POST CODE: 362000

ZHANGZHOU BRANCH
4-2 SOUTH YUAN GUANG ROAD, XIANG
CHENG DISTRICT, ZHANG ZHOU
363000, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73D
TLX: 929011 BOCZH CN
TEL: (86) 0596-2972748
-2972807
FAX: (86) 0596-2972867
POST CODE: 363000

GANSU PROVINCE

GANSU BRANCH
525 TIANSHUI SOUTH ROAD,
LANZHOU 730000,
GANSU PROV., CHINA
SWIFT: BKCH CN BJ 660
TLX: 72128/72034 LZBOC CN
TEL: (86) 0931-8417597
FAX: (86) 0931-8866369
POST CODE: 730000

GUANGDONG PROVINCE

GUANGDONG BRANCH
197 DONGFENG XI LU,
GUANGZHOU 510130,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 400
TLX: 441042 GZBOC CN
TEL: (86) 020-83338080
FAX: (86) 020-83344066
POST CODE: 510130

GUANGZHOUSHI YANJIANG SUB-BRANCH
91 CHANG DI ROAD,
GUANGZHOU 510120,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42A
TLX: 441024 YJBOC CN
TEL: (86) 020-83340998
FAX: (86) 020-83342177
POST CODE: 510120

ZHUHAI BRANCH
1148 YUEHAI EAST ROAD,
GONGBEI, ZHUHAI 519020,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45P
TLX: 456228 ZUBOC CN
TEL: (86) 0756-8883333
FAX: (86) 0756-8885304
POST CODE: 519020

SHANTOU BRANCH
98 JIN SHA ROAD,
SHANTOU 515041,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 41A
TLX: 454042 STBOC CN
TEL: (86) 0754-8262955
FAX: (86) 0754-8262843
POST CODE: 515041

CHAOZHOU BRANCH
BANK OF CHINA BLDG.,
CHAO FENG LU, CHAOZHOU 521011,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 41P
TLX: 450020 CZBOC CN
TEL: (86) 0768-2863008
FAX: (86) 0768-2863022
POST CODE: 521011

DONGGUAN BRANCH
72 GUANTAI ROAD,
DONGGUAN 523072,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44W
TLX: 455018 DGBOC CN
TEL: (86) 0769-2819888
FAX: (86) 0769-2818181
POST CODE: 523072

FOSHAN BRANCH
2 REN MIN XI LU,
FOSHAN 528000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44A
TLX: 425011 FSBOC CN
TEL: (86) 0757-82683388
FAX: (86) 0757-82221638
POST CODE: 528000

GUANGZHOU K. F. Q.BRANCH
2 QINGNIAN ROAD, GUANGZHOU
510730,GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42G
TLX: 440802 GDZXG CN
TEL: (86) 020-82215911
FAX: (86) 020-82212766
POST CODE: 510730

HUIZHOU BRANCH
22 MAI DI ROAD,
HUIZHOU 516001,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 47A
TLX: 427034 HZBOC CN
TEL: (86) 0752-2289988
FAX: (86) 0752-2289525
POST CODE: 516001

JIANGMEN BRANCH
22 JIANSHE ROAD,
JIANGMEN 529020,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44K
TLX: 459018 BOCJM CN
TEL: (86) 0750-3163333
FAX: (86) 0750-3163166
POST CODE: 529020

MAOMING BRANCH
13 YOUCHENG WU LU,
MAOMING 525000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42P
TLX: 453016 MMBOC CN
TEL: (86) 0668-2889134
FAX: (86) 0668-2285300
POST CODE: 525000

MEIZHOU BRANCH
53 MEIJIANG YI ROAD,
MEIZHOU 514021,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 47K
TLX: 429018 BOCMZ CN
TEL: (86) 0751-2189321
FAX: (86) 0751-2189359
POST CODE: 514021

SHAOGUAN BRANCH
ZHONGYIN BUILDING,
160 JIEFANG ROAD,
SHAOGUAN 512000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 46P
TLX: 458223 BOCSG CN
TEL: (86) 0751-8186948
FAX: (86) 0751-8883976
POST CODE: 512000

YANGJIANG BRANCH
29 DONGFENG YI LU,
YANGJIANG 529500,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42W
TLX: 451018 BOCYJ CN
TEL: (86) 0662-3216110
FAX: (86) 0662-3227743
POST CODE: 529500

ZHANJIANG BRANCH
50 RENMIN DADAO ZHONG,
ZHANJIANG 524022,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 43P
TLX: 452031 GZJOC CN
TEL: (86) 0759-3189812
FAX: (86) 0759-3380183
POST CODE: 524022

ZHAOQING BRANCH
3 DUAN ZHOU LIU ROAD
ZHAOQING 526040,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 43A
TLX: 428208 BOCZQ CN
TEL: (86) 0758-2813336
FAX: (86) 0758-2834311
POST CODE: 526040

ZHONGSHAN BRANCH
18 ZHONG SHAN THIRD ROAD
ZHONGSHAN 528400, GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44T
TLX: 426005 ZSBOC CN
TEL: (86) 0760-8336688
FAX: (86) 0760-8337788
POST CODE: 528400

HESHAN SUB-BRANCH
228 XIN CHENG ROAD, SHAPING,
HESHAN 529700, GUANGDONG PROV.,
CHINA
SWIFT: BKCH CN BJ 44N
TEL: (86) 0750-8830303
FAX: (86) 0750-8988411
POST CODE: 529700

KAIPING SUB-BRANCH
1 ZHONG YIN ROAD,
KAIPING 529300,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44P
TLX: 459066 BOCKT CN
TEL: (86) 0750-2322222
FAX: (86) 0750-2311111
POST CODE: 529300

NANHAI SUB-BRANCH
31 THE MIDDLE OF
NANHAIDADAO ROAD,
FOSHAN 528200,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44E
TLX: 425073 NH BOC CN
TEL: (86) 0757-86337381
FAX: (86) 0757-86285265
POST CODE: 528200

SANSHUI SUB-BRANCH
4 WEN FENG ZHONG ROAD,
XINAN TOWN, SANSHUI 528100,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44C
TLX: 425093 BOCSS CN
TEL: (86) 0757-87733767
FAX: (86) 0757-88881622
POST CODE: 528100

SHUNDE SUB-BRANCH
2 FENG SHAN XI LU, DALIANG ZHEN,
SHUNDE 528300,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44B
TLX: 425111 BOCSD CN
TEL: (86) 0757-22221888
FAX: (86) 0757-22221883
POST CODE: 528300

TAISHAN SUB-BRANCH
46 QIAO HU LU, TAICHENG
TOWN, TAISHAN 529200,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44M
TLX: 459080 TSBOC CN
TEL: (86) 0750-5500775
FAX: (86) 0750-5526820
POST CODE: 529200

XINHUI SUB-BRANCH
7 ZHUZI ROAD, HUICHENG
TOWN, XINHUI 529100,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44L
TLX: 459044 XHBKT CN
TEL: (86) 0750-6622086
FAX: (86) 0750-6666021
POST CODE: 529100

GUANGXI ZHUANG*

GUANGXI BRANCH
39 GUCHENG ROAD,
NANNING 530022,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 480
TLX: 48122 BOCGX CN
TEL: (86) 0771-2811741
FAX: (86) 0771-2811267
POST CODE: 530022

BEIHAI BRANCH
INTERNATIONAL FINANCIAL
BUILDING, BEIHAI STREET,
BEIHAI 536000,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49B
TLX: 48740 BOCBH CN
TEL: (86) 0779-3036112
FAX: (86) 0779-3036112
POST CODE: 536000

FANGCHENGGANG BRANCH
1 FU YU STREET,
FANGCHENG GANG 538001,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49H
TLX: 482586 BOCFG CN
TEL: (86) 0770-2822552
FAX: (86) 0770-2831115
POST CODE: 538001

GUILIN BRANCH
5 SHAN HU BEI ROAD,
GUILIN 541001,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49C
TLX: 48464 GLBOC CN
TEL: (86) 0773-2802867
FAX: (86) 0773-2824817
POST CODE: 541001

LIUZHOU BRANCH
178 PING SHAN AVENUE,
LIUZHOU 545005,
GUANGXI ZHUANG*,CHINA
SWIFT: BKCH CN BJ 49D
TLX: 48579 BOCLZ CN
TEL: (86) 0772-3820774
FAX: (86) 0772-3801142
POST CODE: 545005

WUZHOU BRANCH
1 XINXING YI ROAD,
WUZHOU 543002,
GUANGXI ZHUANG*,CHINA
SWIFT: BKCH CN BJ 49A
TLX: 48680 WZBOC CN
TEL: (86) 0774-3827101
FAX: (86) 0774-3827101
POST CODE: 543002

YULIN BRANCH
248 YI HUAN DONG ROAD,
YULIN 537000,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49G
TLX: 48354 BOCYL CN
TEL: (86) 0775-2824654
FAX: (86) 0775-2804220
POST CODE: 537000

GUIZHOU PROVINCE

GUIZHOU BRANCH
30 DUSI ROAD,
GUIYANG 550002,
GUIZHOU PROV., CHINA
SWIFT: BKCH CN BJ 240
TLX: 66011 DCGZB CN
TEL: (86) 0851-5815261
FAX: (86) 0851-5825746
POST CODE: 550002

HAINAN PROVINCE

HAINAN BRANCH
33 DATONG ROAD,
HAIKOU 570102,
HAINAN PROV., CHINA
SWIFT: BKCH CN BJ 740
TLX: 490172 HABOC CN
TEL: (86) 0898-66778001
FAX: (86) 0898-66562040
POST CODE: 570102

SANYA BRANCH
035 JIEFANG FOUR ROAD,
SANYA 572000,
HAINAN PROV., CHINA
SWIFT: BKCH CN BJ 75A
TEL: (86) 0898-88676000
FAX: (86) 0898-88676003
POST CODE: 572000

HEBEI PROVINCE

HEBEI BRANCH
80 XINHUA ROAD,
SHIJIAZHUANG 050000,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 220
TLX: 26216/26103 JZBOC CN
TEL: (86) 0311-87866681
FAX: (86) 0311-87866692
POST CODE: 050000

QINHUANGDAO BRANCH
157 YINGBIN ROAD,
QINHUANGDAO 066001,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 23A
TLX: 271026/271082 QHBOC CN
TEL: (86) 0335-3069850
FAX: (86) 0335-3066211
POST CODE: 066001

TANGSHAN BRANCH
67 XINHUA XIDAO,
TANGSHAN 063004,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 23H
TLX: 271026 QHBOC CN
TEL: (86) 0315-2212528
FAX: (86) 0315-2212528
POST CODE: 063004

HEILONGJIANG PROVINCE

HEILONGJIANG BRANCH
19 HONGJUN STREET,
HARBIN 150001,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 860
TLX: 87009 BCHB CN
TEL: (86) 0451-53626785
FAX: (86) 0451-53624147
POST CODE: 150001

ZHAOLIN SUB-BRANCH
37 ZHAOLIN STREET, DAOLI
DISTRICT, HARBIN 150010,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87A
TLX: 87122 BOCDJ CN
TEL: (86) 0451-84648124
FAX: (86) 0451-84610769
POST CODE: 150010

DAQING BRANCH
168 JING LIU STREET,
SA ER TU DONG FENG XIN CUN,
DAQING 163311,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87D
TLX: 87042 BCDQ CN
TEL: (86) 0459-6385681
FAX: (86) 0459-6385679
POST CODE: 163311

HEIHE BRANCH
175 XING'AN STREET,
HEIHE 164300,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87F
TLX: 87236 BOCHH CN
TEL: (86) 0456-8232246
FAX: (86) 0456-8222093
POST CODE: 164300

JIAMUSI BRANCH
57 ZHONGSHAN ROAD,
JIAMUSI 154002,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87B
TLX: 885009 BCJMS CN
TEL: (86) 0454-8628208
FAX: (86) 0454-8628208
POST CODE: 154002

MUDANJIANG BRANCH
9 TAIPING ROAD,
MUDANJIANG 157000,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87E
TLX: 883007 BOCMDJ CN
TEL: (86) 0453-6678036
-6678035
FAX: (86) 0453-6678032
POST CODE: 157000

QIQIHAR BRANCH
3 BUKUI SOUTH STREET,
LONGSHA DISTRICT,
QIQIHAR 161005,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87C
TLX: 880012 QQBOC CN
TEL: (86) 0452-2408041
FAX: (86) 0452-2408041
POST CODE: 161005

HENAN PROVINCE

HENAN BRANCH
40 HUA YUAN ROAD,
ZHENGZHOU 450008,
HENAN PROV., CHINA
SWIFT: BKCH CN BJ 530
TLX: 46053 ZHBOC CN
TEL: (86) 0371-65779966
FAX: (86) 0371-65779878
POST CODE: 450008

HUBEI PROVINCE

HUBEI BRANCH
65 HUANGSHI ROAD,
WUHAN 430013,
HUBEI PROV., CHINA
SWIFT: BKCH CN BJ 600
TLX: 40112 HBBOC CN
TEL: (86) 027-82813723
-82811707
FAX: (86) 027-82838479
POST CODE: 430013

HANKOU SUB-BRANCH
593 ZHONGSHAN AVENUE,
WUHAN 430021,
HUBEI PROV., CHINA
SWIFT: BKCH CN BJ 61A
TLX: 40263 BCJBH CN
TEL: (86) 027-82834891
FAX: (86) 027-82815221
POST CODE: 430021

HUNAN PROVINCE

HUNAN BRANCH
593 FURONG ROAD(M),
CHANGSHA 410011,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 970
TLX: 98107 HNBOC CN
TEL: (86) 0731-2580703
FAX: (86) 0731-2580707
POST CODE: 410011

XIANGTAN BRANCH
249 JIANSHE NORTH ROAD,
XIANGTAN 411100,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 98D
TLX: 998020 XTBOC CN
TEL: (86) 0732-8222758
FAX: (86) 0732-8227476
POST CODE: 411100

ZHUZHOU BRANCH
23 TIANTAI ROAD,
ZHUZHOU 412007,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 98C
TLX: 995020 ZZBOC CN
TEL: (86) 0733-8817047
FAX: (86) 0733-8817003
POST CODE: 412007

INNER MONGOLIA*

INNER MONGOLIA BRANCH
88 XINCHENG DONG JIE,
HUHHOT 010010,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 880
TLX: 85008 BOCHB CN
TEL: (86) 0471-4690020
FAX: (86) 0471-4690084
POST CODE: 010010

BAOTOU BRANCH
XINGYUAN HOTEL, GANG TIE
DAJIE, QINGSHAN QU,
BAOTOU 014030,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89A
TLX: 85098 BOCBT CN
TEL: (86) 0472-5128888
FAX: (86) 0472-5151311
POST CODE: 014030

ERDOS CITY BRANCH
29 YIXI STREET, DONGSHENG DISTRICT,
ERDOS 017000,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89C
TLX: 850136 BOCDS CN
TEL: (86) 0477-8363266
FAX: (86) 0477-8324641
POST CODE: 017000

HULUNBEIR CITY BRANCH
SHENGLI SAN LU, HEDONG,
HULUNBEIR CITY 021008,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89D
TLX: 854025 BOCHALSB CN
TEL: (86) 0470-8223721
FAX:(86) 0470-8223193
POST CODE: 021008

MANZHOULI BRANCH
28 ERDAO JIE,
MANZHOULI 021400,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89K
TLX: 854060 ZHMZH CN
TEL: (86) 0470-6223707
FAX: (86) 0470-6223707
POST CODE: 021400

JIANGSU PROVINCE

JIANGSU BRANCH
148 ZHONG SHAN NAN LU,
NANJING 210005,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 940
TLX: 34116 BOCJS CN
TEL: (86) 025-84207888-30906
FAX: (86) 025-84208843
POST CODE: 210005

CHANGZHOU BRANCH
150 HEPING SOUTH ROAD,
CHANGZHOU, 213003,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95E
TLX: 361008 BOCCZ CN
TEL: (86) 0519-8122988
FAX: (86) 0519-8101493
-8119666
POST CODE: 213003

LIANYUNGANG BRANCH
1 MIDDLE HAILIAN ROAD,
XIN PU DISTRICT,
LIANYUNGANG 222002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95A
TLX: 36903 BOCLY CN
TEL: (86) 0518-5319920
-5319921
FAX: (86) 0518-5319869
-5411983
POST CODE: 222002

NANTONG BRANCH
19 QING NIAN XI ROAD,
NANTONG 226006,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95G
TLX: 365003 BOCNT CN
TEL: (86) 0513-3516888
FAX: (86) 0513-3518921
POST CODE: 226006

SUZHOU BRANCH
188 GAN JIANG ROAD,
SUZHOU 215002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95B
TLX: 363010 BOCSU CN
TEL: (86) 0512-65112719
FAX: (86) 0512-65114906
POST CODE: 215002

WUXI BRANCH
258 ZHONG SHAN ROAD,
WUXI 214002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95C
TLX: 362021 WXBOC CN
TEL: (86) 0510-2705888
FAX: (86) 0510-2705888-1000
-2751687
POST CODE: 214002

YANGZHOU BRANCH
279 WEN CHANG MIDDLE
ROAD, YANGZHOU 225002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95H
TLX: 364034 YZBOC CN
TEL: (86) 0514-7361078
FAX: (86) 0514-7361030
POST CODE: 225002

ZHENJIANG BRANCH
235 EAST ZHONGSHAN
ROAD, ZHENJIANG 212001,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95D
TLX: 360029 BOCZJ CN
TEL: (86) 0511-5027934
FAX: (86) 0511-5034395
POST CODE: 212001

ZHANGJIAGANG SUB-BRANCH
45 REN MIN ROAD(M), YANG SHE TOWN,
ZHANGJIAGANG 215600, JIANGSU PROV.,
CHINA
SWIFT: BKCH CN BJ 95L
TEL: (86) 0512-58685888
FAX: (86) 0512-58684349
POST CODE: 215600

JIANGXI PROVINCE

JIANGXI BRANCH
1 ZHANQIAN WEST ROAD,
NANCHANG 330002,
JIANGXI PROV., CHINA
SWIFT: BKCH CN BJ 550
TLX: 95013 BOCNC CN
TEL: (86) 0791-6471503
FAX: (86) 0791-6471505
POST CODE: 330002

JINGDEZHEN BRANCH
1053 CI DU AVENUE,
JINGDEZHEN 333000,
JIANGXI PROV., CHINA
SWIFT: BKCH CN BJ 56A
TLX: 95207 BOCJD CN
TEL: (86) 0798-8570628
TEL: (86) 0798-8570625
POST CODE: 333000

JILIN PROVINCE

JILIN BRANCH
699 XI AN DA LU, CHANG CHUN
130061, JILIN PROV., CHINA
SWIFT: BKCH CN BJ 840
TLX: 83006 CCBOC CN
TEL: (86) 0431-8409055
FAX: (86) 0431-8409054
POST CODE: 130061

CHANGCHUN XI AN DA LU SUB-BRANCH
1 TONGZHI STREET,
CHANGCHUN 130061,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85A
TLX: 83124 JCBOC CN
TEL: (86) 0431-8948667
FAX: (86) 0431-8948747
POST CODE: 130061

JILIN CITY BRANCH
1 SHENZHEN AVENUE,
JILIN 132011,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85B
TLX: 84010 BYOOL CN
TEL: (86) 0432-4670216
FAX: (86) 0432-4670299
POST CODE: 132011

YANBIAN BRANCH
107 RENMIN LU,
YANJI 133000,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85C
TLX: 842109 YJBOC CN
TEL: (86) 0433-2536454
FAX: (86) 0433-2516877
POST CODE: 133000

LIAONING PROVINCE

LIAONING BRANCH
9 YAN'AN ROAD,
ZHONG SHAN DISTRICT,
DALIAN 116001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 810
TLX: 86163 CDB CN
TEL: (86) 0411-82356777
FAX: (86) 0411-82637098
POST CODE: 116001

DALIAN ZHONGSHAN
SQUARE SUB-BRANCH
5 JIEFANG STREET, ZHONG SHAN
DISTRICT, DALIAN 116001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82N
TEL: (86) 0411-82519999
FAX: (86) 0411-82519539
POST CODE: 116001

SHENYANG BRANCH
253 SHIFU ROAD, SHENHE
DISTRICT, SHENYANG 110013,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82A
TLX: 80058 BCSB CN
TEL: (86) 024-22810556
FAX: (86) 024-22810536
POST CODE: 110013

ANSHAN BRANCH
4, 219 ROAD TIEDONG
DISTRICT, ANSHAN 114001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82D
TLX: 810044 BOCAS CN
TEL: (86) 0412-2298011
FAX: (86) 0412-2298014
POST CODE: 114001

DALIAN DEVELOPMENT
ZONE BRANCH
BANK OF CHINA TOWER,
158 JIN MA LU,
DALIAN ECONOMIC AND TECHNICAL
DEVELOPMENT
ZONE, DALIAN 116600, LIAONING
PROV., CHINA
SWIFT: BKCH CN BJ 82H
TLX: 86060 BOCDK CN
TEL: (86) 0411-87619999
FAX: (86) 0411-87648411
POST CODE: 116600

DANDONG BRANCH
60 JINSHAN DAJIE, DANDONG
118000, LIAONING PROV.,
CHINA
SWIFT: BKCH CN BJ 82B
TLX: 812028 BOCDD CN
TEL: (86) 0415-2127688
FAX: (86) 0415-2127688
POST CODE: 118000

JINZHOU BRANCH
25 SECTIONS 5, JIEFANG ROAD,
LINGHE DISTRICT,
JINZHOU 121000,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82F
TLX: 813039 JZZGH CN
TEL: (86) 0416-3185869
FAX: (86) 0416-3185869
POST CODE: 121000

YINGKOU BRANCH
8 WEST, BOHAI DAJIE,
ZHANQIAN DISTRICT,
YINGKOU 115000,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82C
TLX: 814010 BOCYK CN
TEL: (86) 0417-2805131
FAX: (86) 0417-2833680
POST CODE: 115000

NINGXIA HUI*

NINGXIA BRANCH
170 JIEFANG XI STREET,
YINCHUAN 750001,
NINGXIA HUI*, CHINA
SWIFT: BKCH CN BJ 260
TLX: 750003 BOCYC CN
TEL: (86) 0951-5044671
FAX: (86) 0951-5044671
POST CODE: 750001

QINGHAI PROVINCE

QINGHAI BRANCH
218 DONGGUAN STREET,
XINING 810000,
QINGHAI PROV., CHINA
SWIFT: BKCH CN BJ 280
TEL: (86) 0971-8180186
FAX: (86) 0971-8180192
POST CODE: 810000

SHAANXI PROVINCE

SHAANXI BRANCH
38 JUHUA YUAN DONGDA STREET,
XI'AN 710001,
SHAANXI PROV., CHINA
SWIFT: BKCH CN BJ 620
TLX: 70128 BOCXA CN
TEL: (86) 029-87261726
FAX: (86) 029-97261933
POST CODE: 710001

SHANDONG PROVINCE

SHANDONG BRANCH
37 XIANGGANG ZHONG LU,
QINGDAO 266071,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 500
TLX: 32235 BOCQD CN
TEL: (86) 0532-85828937
FAX: (86) 0532-85828936
POST CODE: 266071

JINAN BRANCH
22 LUO YUAN DAJIE,
JINAN 250063,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 51B
TLX: 391103 BOCJN CN
TEL: (86) 0531-86995076
-86995004
FAX: (86) 0531-86995223
POST CODE: 250063

RIZHAO BRANCH
18 HUANGHAI YI LU,
RIZHAO 276826,
SHANDONG PROV.,CHINA
SWIFT: BKCH CN BJ 51E
TLX: 320020 BOCRZ CN
TEL: (86) 0633-8331660
FAX: (86) 0633-8331264
POST CODE: 276826

WEIHAI BRANCH
9 NORTH QINGDAO ROAD,
WEIHAI 264200,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 51D
TLX: 327222 BOCWH CN
TEL: (86) 0631-5326988
FAX: (86) 0631-5317207
POST CODE: 264200

YANTAI BRANCH
166 JIE FANG ROAD,
YANTAI 264001,
SHANDONG PROV.,CHINA
SWIFT: BKCH CN BJ 51A
TLX: 32513 BOCYT CN
TEL: (86) 0535-6238888
FAX: (86) 0535-6238888-6738
POST CODE: 264001

SHANGHAI CITY

SHANGHAI BRANCH
200 MID. YINCHENG RD.
SHANGHAI 200121, CHINA
SWIFT: BKCH CN BJ 300
TLX: 33062 BOCSH CN
TEL: (86) 021-38824588
FAX: (86) 021-64729384
POST CODE: 200121

BOC INTERNATIONAL (CHINA) LIMITED
39-40/F., BANK OF CHINA TOWER,
200 YINCHENG ZHONG LU,
PUDONG, SHANGHAI 200121,
CHINA
TEL: (86) 021-68604866
FAX: (86) 021-58883554
POST CODE: 200121
Email: china@bocigroup.com
Website: www.bocichina.com

BOC INTERNATIONAL INVESTMENT MANAGERS
45/F., BANK OF CHINA TOWER,
200 YINCHENG ZHONG LU,
PUDONG, SHANGHAI 200121,
CHINA
TEL: (86) 021-38834999
FAX: (86) 021-68872488
POST CODE: 200121
Website: www.bociim.com

SHANXI PROVINCE

SHANXI BRANCH
288 YINGZE DAJIE,
TAIYUAN 030001,
SHANXI PROV., CHINA
SWIFT: BKCH CN BJ 680
TLX: 28004 BOCTB CN
TEL: (86) 0351-8266282
FAX: (86) 0351-4040364
POST CODE: 030001

SHUOZHOU BRANCH
45 KAIFA NAN LU,
SHUOZHOU 036000,
SHANXI PROV., CHINA
SWIFT: BKCH CN BJ 69A
TLX: 291004 BOCPS CN
TEL: (86) 0349-2024719
FAX: (86) 0349-2020861
POST CODE: 036000

SICHUAN PROVINCE

SICHUAN BRANCH
35 MIDDLE RENMIN ROAD
(2 DUAN), CHENGDU 610015,
SICHUAN PROV., CHINA
SWIFT: BKCH CN BJ 570
TLX: 60306 BOCCD CN
TEL: (86) 028-86403267
-86741950
FAX: (86) 028-86403346
POST CODE: 610015

CHENGDU SHUDUDADAO SUB-BRANCH
18 NORTH SHUMO THREE
STREET, CHENGDU 610016,
SICHUAN PROV., CHINA
SWIFT: BKCH CN BJ 58A
TEL: (86) 028-86679727
-86662260
FAX: (86) 028-86676787
-86720847
POST CODE: 610016

SHENZHEN CITY

SHENZHEN BRANCH
INTERNATIONAL FINANCE
BUILDING, 2022 JIANSHE ROAD,
SHENZHEN 518001,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45A
TLX: 420309 420243 BOCSZ CN
TEL: (86) 0755-22338888
FAX: (86) 0755-82239383
POST CODE: 518001

SHEKOU SUB-BRANCH
18 TAIZI ROAD, SHEKOU,
SHENZHEN 518067,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45B
TLX: 420243 BOCSK CN
TEL: (86) 0755-26811848
-26815208
FAX: (86) 0755-26811849
POST CODE: 518067

BANK OF CHINA INSURANCE CO., LTD.
14/F., BLOCK A&B, BOC BLDG., 5015
CAITIAN ROAD, SHENZHEN,
GUANGDONG PROV., CHINA
TEL: (86) 0755-83509233
FAX: (86) 0755-83509029
Website: www.boc-ins.com

TIANJIN CITY

TIANJIN BRANCH
80 JIEFANG NORTH ROAD,
TIANJIN 300040, CHINA
SWIFT: BKCH CN BJ 200
TLX: 23233 TJBOC CN
TEL: (86) 022-27102335
-27102329
FAX: (86) 022-23312809
-27102349
POST CODE: 300040

TANGGU BRANCH
29 DONG TING LU, ECONOMIC
AND TECHNOLOGICAL
DEVELOPMENT AREA,
TIANJIN 300457, CHINA
SWIFT: BKCH CN BJ 2IA
TEL: (86) 022-25292620
FAX: (86) 022-25292619
POST CODE: 300457

TIBET*

TIBET BRANCH
28 LINKUO XI LU,
LHASA CITY 850000,
TIBET*, CHINA
SWIFT: BKCH CN BJ 900
TLX: 68008 LSBOC CN
TEL: (86) 0891-6835078
FAX: (86) 0891-6835078
POST CODE: 850000

XINJIANG UYGUR*

XINJIANG BRANCH
BANK OF CHINA BUILDING,
2 DONGFENG ROAD
URUMQI 830002,
XINJIANG UYGUR*, CHINA
SWIFT: BKCH CN BJ 760
TLX: 79170 BOCXJ CN
TEL: (86) 0991-2336007
FAX: (86) 0991-2828619
POST CODE: 830002

YUNNAN PROVINCE

YUNNAN BRANCH
515 BEIJING ROAD,
KUNMING 650051,
YUNNAN PROV., CHINA
SWIFT: BKCH CN BJ 640
TLX: 64034 KMBNK CN
TEL: (86) 0871-3175556
FAX: (86) 0871-3188976
POST CODE: 650051

ZHEJIANG PROVINCE

ZHEJIANG BRANCH
321 FENG QI ROAD,
HANGZHOU 310003,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 910
TLX: 35019 BOCHZ CN
TEL: (86) 0571-85011888
FAX: (86) 0571-87074837
POST CODE: 310003

NINGBO BRANCH
139 YAOXING JIE,
NINGBO 315000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92A
TLX: 37039 NBBOC CN
TEL: (86) 0574-87196666
FAX: (86) 0574-87198889
POST CODE: 315000

SHAOXING BRANCH
201 MIDDLE RENMIN ROAD,
SHAOXING 312000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92D
TLX: 37429 BOCSX CN
TEL: (86) 0575-5111333
FAX: (86) 0575-5134405
POST CODE: 312000

WENZHOU BRANCH
XIHU JINYUAN RENMIN WEST ROAD,
WENZHOU 325000, ZHEJIANG PROV.,
CHINA
SWIFT: BKCH CN BJ 92B
TLX: 37110 WZBOC CN
TEL: (86) 0577-88265566
FAX: (86) 0577-88267887
POST CODE: 325000

ZHOUSHAN BRANCH
33 JIEFANGDONGLU ROAD,
DINGHAI ZHOUSHAN 316000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92E
TLX: 378031 BOCZS CN
TEL: (86) 0580-2068120
FAX: (86) 0580-2068008
POST CODE: 316000

* REFERS TO AUTONOMOUS REGION

BOC HONG KONG (HOLDINGS) LIMITED
52/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28462700
FAX: (852) 28105830
Website: www.bochk.com

BANK OF CHINA (HONG KONG) LIMITED
1 GARDEN ROAD, HONG KONG
SWIFT : BKCH HK HH
TLX: 73772 BKCHI HX
TEL: (852) 28266888
FAX: (852) 28105963
Website: www.bochk.com

NANYANG COMMERCIAL BANK, LIMITED
151 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28520888
FAX: (852) 28153333
Website: www.ncb.com.hk
Email: nanyang@ncb.com.hk

CHIYU BANKING CORPORATION LIMITED
78 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28430111
FAX: (852) 28104207
Website: www.chiyubank.com
Email: chiyu@chiyubank.com

BOC CREDIT CARD (INTERNATIONAL) LIMITED
20/F., BOC CREDIT CARD CENTRE
68 CONNAUGHT ROAD WEST,
HONG KONG
TEL: (852) 28538888
FAX: (852) 25415415
Website: www.boci.com.hk

BOC INTERNATIONAL HOLDINGS LIMITED
26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 21479065
Website: www.bocigroup.com
Email: info@bocigroup.com

BOCI ASIA LIMITED
26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 25226797
Email: info@bocigroup.com

BOCI SECURITIES LIMITED
20/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28676333
FAX: (852) 25247327
Email: securities@bocigroup.com
18/F., LOW BLOCK,
GRAND MILLENNIUM PLAZA,
181 QUEEN'S ROAD CENTRAL,
HONG KONG
TEL: (852) 27189888
FAX: (852) 27189966
Email: securities@bocigroup.com

BOCI RESEARCH LIMITED
20/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28676333
FAX: (852) 21479513
Website: www.bociresearch.com
Email: info@bocigroup.com

BOCI CAPITAL LIMITED
26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD,
HONG KONG
TEL: (852) 22308888
FAX: (852) 28770096
Email: info@bocigroup.com

BOCI COMMODITIES & FUTURES LIMITED
SUITES 1614-16, 16/F., CITY PLAZA ONE,
1111 KING'S ROAD,
HONG KONG
TEL: (852) 28676360
FAX: (852) 29700838
Email: futures@bocigroup.com

BOCI-PRUDENTIAL ASSET MANAGEMENT LIMITED
27/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22808000
FAX: (852) 21510999
Website: www.boci-pru.com.hk
Email: info@boci-pru.com.hk

BOCI-PRUDENTIAL TRUSTEE LIMITED
27/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22808000
FAX: (852) 21510968
Website: www.boci-pru.com.hk
Email: info@boci-pru.com.hk

BANK OF CHINA GROUP INSURANCE COMPANY LIMITED
9/F., WING ON HOUSE,
71 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28670888
FAX: (852) 25221705
Email: info-ins@bocgroup.com
Website: www.bocgroup.com/bocg-ins/

BOC GROUP LIFE ASSURANCE COMPANY LIMITED
13-21/F., BOCG INSURANCE TOWER,
134-136 DES VOEUX ROAD CENTRAL, HONG KONG
TEL: (852) 28629898
FAX: (852) 28660938
Website: bocgroup.com/bocg_life
Email: bocg_life@bocgroup.com

BANK OF CHINA GROUP INVESTMENT LIMITED
24/F., BANK OF CHINA TOWER.
1 GARDEN ROAD CENTRAL, HONG KONG
TEL: (852) 22007500
FAX: (852) 28772629
Email: bocginv_bgi@bocgroup.com
Website: www.bocgi.com

BANK OF CHINA MACAU BRANCH
BANK OF CHINA BUILDING,
AVENIDA DOUTOR MARIO SOARES, MACAU
SWIFT: BKCH MO MX
TLX: 88231 BKCHI OM
TEL: (853) 781828
FAX: (853) 781833
Website: www.bocmacau.com

ASIA-PACIFIC AREA
(EXCLUDING HONG KONG & MACAU)

SINGAPORE BRANCH
4 BATTERY ROAD SINGAPORE 049908
SWIFT: BKCH SG SG
TLX: RS 23046 BKCHINA
TEL: (65) 65352411
FAX: (65) 65343401
Email: bocsg@bank-of-china.com

SOUTH SUB-BRANCH
20 MAXWELL ROAD#01-01 MAXWELL HOUSE, SINGAPORE 069113
TEL: (65) 62233466
FAX: (65) 62236601

NORTH SUB-BRANCH
133 MIDDLE ROAD BOC PLAZA
SINGAPORE 188974
TEL: (65) 68328108
FAX: (65) 63339281

KATONG SUB-BRANCH
188-192 EAST COAST ROAD
SINGAPORE 428898
TEL: (65) 64402440
FAX: (65) 63440737

CENTRAL SUB-BRANCH
60 CECIL STREET, KPB BUILDING,
SINGAPORE 049709
TEL: (65) 62239622
FAX: (65) 62218820

CHINATOWN SUB-BRANCH
60 EU TONG SEN STREET #01-01,
FURAMA HOTEL, SINGAPORE 059804
TEL: (65) 65337453
FAX:(65) 65345571

BOC INTERNATIONAL (SINGAPORE) PTE. LTD.
4 BATTERY ROAD #04-00, BANK OF CHINA BUILDING, SINGAPORE 049908
TEL: (65) 64398880
64398856
FAX:(65) 65343996
Email: singapore@bocigroup.com

BANK OF CHINA (MALAYSIA) BERHAD
GROUND, MEZZANINE, &1st FLOOR,
PLAZA OSK, 25 JALAN AMPANG,
50450 KUALA LUMPUR, MALAYSIA
SWIFT: BKCH MY KL
TLX: MA30733 BKCHMY
TEL: (603) 21626633
FAX: (603) 21615150

SYDNEY BRANCH
39-41 YORK STREET SYDNEY
N.S.W.2000 AUSTRALIA
SWIFT: BKCH AU 2S
TLX: 177033 BOCSYD AA
TEL: (612) 82355888
FAX: (612) 92621794
Email: bocsyd@bigpond.com

HAYMARKET BRANCH
681 GEORGE STREET SYDNEY N.S.W.2000
AUSTRALIA
SWIFT: BKCH AU 2S HMB
TLX: 177033 BOCSYD AA
TEL: (612) 92123877
FAX: (612) 92123962

MELBOURNE BRANCH
270 QUEEN STREET MELBOURNE
VIC 3000 AUSTRALIA
SWIFT: BKCH AU 2S MEL
TLX: 30062 BOCMLB
TEL: (613) 96023655
FAX: (613) 96023383

PARRAMATTA OFFICE
LEVEL 2 SHOP 2104, WESTFIELD
SHOPPING TOWN PARRAMATTA N.S.W.2150
AUSTRALIA
SWIFT: BKCH AU 2S PAR
TEL: (612) 98938833
FAX: (612) 96872919

TOKYO BRANCH
BOC BLDG 3-4-1 AKASAKA MINATO-KU
TOKYO 107-0052, JAPAN
SWIFT: BKCH JP JT
TLX: 516002-BKCH UI
TEL: (813) 35058818
FAX: (813) 35058868
Email: boctokyo@boctokyo.co.jp

OSAKA BRANCH
BOC BLDG 1-1-35 KITAHORIE NISHI-KU,
OSAKA 550-0014, JAPAN
SWIFT: BKCH JP JT OSA
TLX: 516006-BKSJ UI
TEL: (816) 65393666
FAX: (816) 65381177

YOKOHAMA BRANCH
FINCL BLDG, 89-1 YAMASHITA CHOU
NAKA-KU YOKOHAMA 231-0023, JAPAN
TEL: (8145) 6632288
FAX: (8145) 6638688

OTEMACHI OFFICE
1/F., SHIN OTEMACHI BLDG
2-2-1 OTEMACHI CHIYODA-KU-TOKYO
TEL: (813) 32770288
FAX: (813) 32770289

JSC AB (BANK OF CHINA KAZAKHSTAN)
201, STR.GOGOL, 050026, ALMATY,
REPUBLIC OF KAZAKHSTAN
SWIFT: BKCH KZ KA
TEL: (73272) 585510
FAX: (73272) 585514
501896

SEOUL BRANCH
1/F., YOUNG POONG BLDG, 33 SEOLIN-DONG,
CHONGRO-GU SEOUL 110-752, KOREA
SWIFT: BKCH KR SEXXX
TLX: K23861
TEL: (822) 3996272
3996268
FAX: (822) 3996265
3995938
Email: bocseoul@bankofchina.co.kr

ANSAN BRANCH
1/F., DONG YANG BLDG, 801-11,
WONGOK-DONG, DANWON-GU, ANSAN,
KYONGGI-DO 425-846, KOREA
SWIFT: BKCH KR SE ANS
TEL: (8231) 4954518/4934638
FAX: (8231) 4956407
Email: bocseoul@bankofchina.co.kr

BANGKOK BRANCH
179/4 BANGKOK CITY TOWER,
SOUTH SATHORN RD., TUNGMAHAMEK,
SATHORN DISTRICT BANGKOK, 10120,
THAILAND
SWIFT: BKCH TH BK
TLX: 81090 BOCBKK TH
TEL: (662) 2861010
FAX: (662) 2861020
Email: bocbkk@cscoms.com

HO CHI MINH CITY BRANCH
19/F., SUN WAH TOWER,
115 NGUYEN HUE BLVD.,
DISTRICT 1, HO CHI MINH CITY,VIETNAM
SWIFT: BKCH VN VX
TLX: 813226 BOC HCM VT
TEL: (848) 8219949
FAX: (848) 8219948
Email: bochcmc@hcm.fpt.vn

MANILA BRANCH
G/F & 36/F, PHILAMLIFE TOWER,
8767 PASEO DE ROXAS, MAKATI CITY,
MANILA, PHILIPPINES
SWIFT: BKCH PH MM
TEL: (632) 8850111
FAX: (632) 8850532
Email: boc_mnl@bocgroup.com

JAKARTA BRANCH
WISMA TAMARA SUITE 101 & 201 JALAN
JEND. SUDIRMAN KAV.24 JAKARTA 12920,
INDONESIA
SWIFT: BKCH ID JA
TEL: (6221) 5205502
FAX: (6221) 5201113

BAHRAIN REPRESENTATIVE OFFICE
OFFICE 152, AL JASRAH TOWER, DIPLOMATIC AREA BUILDING 95, ROAD 1702,
BLOCK 317, P.O.BOX 10059 MANAMA,
KINGDOM OF BAHRAIN

EUROPE

LONDON BRANCH
90 CANNON STREET,
LONDON EC4N 6HA, U.K.
SWIFT: BKCH GB 2LA
TLX: 8812913 BKCHI G
TEL: (4420) 72828888
FAX: (4420) 76263892

WEST END BRANCH
107 SHAFTESBURY AVE. LONDON WID 5DA, U.K.
TEL: (4420) 74375975
FAX: (4420) 77341704

MANCHESTER BRANCH
67-69 MOSLEY STREET MANCHESTER M2 3JB, U.K.
TEL: (4416) 12368302
FAX: (4416) 12280285

GLASGOW BRANCH
450 SAUCHIEHALL STREET
GLASGOW G2 3JD, U.K.
TEL: (4414) 13323354
FAX: (4414) 13326728

BIRMINGHAM BRANCH
33 HORSE FAIR, BIRMINGHAM B1 1DD, U.K.
TEL: (4412) 16227002
FAX: (4412) 16227082

BANK OF CHINA INTERNATIONAL (UK) LIMITED
90 CANNON STREET, LONDON EC4N 6HA, U.K.
TEL: (4420) 70228888
FAX: (4420) 70228877
Email: uk@bocigroup.com

LUXEMBOURG BRANCH
37/39 BOULEVARD PRINCE HENRI L-1724
LUXEMBOURG P.O.BOX 114 L-2011 LUXEMBOURG
SWIFT: BKCH LU LL
TLX: 3546 CHUNG LU
TEL: (352) 221791
4667911
FAX: (352) 221795
Website: www.bank-of-china.com/lu/
Email: boclux@pt.lu

BANK OF CHINA (LUXEMBOURG) S.A.
37/39 BOULEVARD PRINCE HENRI L-1724
LUXEMBOURG P.O.BOX 721 L-2017 LUXEMBOURG
TEL: (352) 228777
4667911
FAX: (352) 228776
Website: www.bank-of-china.com/lu/
Email: bocluxsa@pt.lu

PARIS BRANCH
23-25 AVENUE DE LA GRANDE ARMEE 75116
PARIS FRANCE
SWIFT: BKCH FR PP
TLX: 281 090 BDCSP
TEL: (331) 49701370
FAX: (331) 49701372
Email: se@bocparis.com

AGENCE ITALIE
11 PLACE D'ITALIE 75013 PARIS, FRANCE
SWIFT: BKCH FR PP 013
TEL: (331) 45828710
FAX: (331) 45857449

BANK OF CHINA FRANKFURT BRANCH
BOCKENHEIMER LANDSTR.39
D-60325 FRANKFURT AM MAIN, GERMANY
SWIFT: BKCH DE FF
TEL: (4969) 1700900
FAX: (4969) 17009050
Website: www.bocffm.com
Email: sekretariat@bocffm.com

BANK OF CHINA HAMBURG BRANCH
RATHAUSMARKT 5, D-20095 HAMBURG, GERMANY
SWIFT: BKCH DE FF HMB
TEL: (4940) 3410668-0
FAX: (4940) 3410668-88

MILAN BRANCH
VIA SANTA MARGHERITA,
NO.14/16 20121 MILANO, ITALY
SWIFT: BKCH IT MM
TLX: 326011
TEL: (3902) 864731
FAX: (3902) 89013411

BANK OF CHINA (ELUOSI)
6/F., MOSBUSINESS CENTER,
NO.72, PROSPECT MIRA,
129110 MOSCOW, RUSSIA
SWIFT: BKCH RU MM
TLX: 413973 BOCR RU
TEL: (7095) 7950456
FAX: (7095) 7950454
Website: www.boc.ru
Email: bocru@online.ru

BANK OF CHINA (HUNGARY) LTD.
BANK CENTER, 7 SZABADSAG TER,
1054 BUDAPEST, HUNGARY
SWIFT: BKCH HU HB
TEL: (361) 3543240
FAX: (361) 3029009
Email: bocbp@pronet.hu

AMERICA

NEW YORK BRANCH
410 MADISON AVENUE
NEW YORK,
NY 10017, U.S.A.
SWIFT: BKCH US 33
TLX: 661723BKCHI
TEL: (1212) 9353101
FAX: (1212) 5931831
Website: www.bocusa.com

NEW YORK CHINATOWN BRANCH
42 EAST BROADWAY
NEW YORK,
NY 10002, U.S.A.
SWIFT: BKCH US 33 CTX
TLX: 661723BKCHI
TEL: (1212) 9252355
FAX: (1212) 4316157
Website: www.bocusa.com

LOS ANGELES BRANCH
444 SOUTH FLOWER STREET, 39th FLOOR
LOS ANGELES, CA 90071, U.S.A.
SWIFT: BKCH US 33 LAX
TLX: 188127BOCLA UT
TEL: (1213) 6888700
FAX: (1213) 6880198
Website: www.bocusa.com

GRAND CAYMAN BRANCH
P.O.BOX 30995 SMB ,
GRAND PAVILION COMMERCIAL CENTER,
802 WEST BAY ROAD, GRAND CAYMAN,
CAYMAN ISLANDS, B.W.I.
SWIFT: BKCH KY KY
TEL: (1345) 9452000
FAX: (1345) 9452200

PANAMA BRANCH
P.O.BOX 0823-1030, ZONA 7, CALLE
MANUEL
M. ICAZA NO.14, PANAMA, REPUBLIC OF
PANAMA
SWIFT: BKCH PA PA
TLX: 2866 BKCH PG
TEL: (507) 2635522
FAX: (507) 2239960
Email: bocpanama@cwpanama.net

BANK OF CHINA(CANADA)
THE EXCHANGE TOWER 130 KING
STREET WEST, SUITE 2730 P.O.BOX 356,
TORONTO, ONTARIO CANADA M5X 1E1
SWIFT: BKCH CA TT
TLX: 06217598 BOCC TOR
TEL: (1416) 3622991
FAX: (1416) 3623047
Email: boccanada@ca.bocusa.com

TORONTO DOWNTOWN BRANCH
396 DUNDAS STREET WEST,
TORONTO, ONTARIO, CANADA M5T 1G7
SWIFT: BKCH CA TT CTX
TEL: (1416) 9718806
FAX: (1416) 9716551

VANCOUVER BRANCH
SUITE 2704, P.O.BOX 49277, FOUR
BENTALL CENTRE, 1055 DUNSMUIR ST.,
VANCOUVER, B.C., CANADA V7X 1L3
SWIFT: BKCH CA TT VAN
TLX: 06959308 BOCC VCR
TEL: (1604) 6831088
FAX: (1604) 6839228

SAO PAULO REPRESENTATIVE OFFICE
AVENIDA PAULISTA, 1337-21 ANDAR, CJ.
212, 01311-200 SAO PAULO, S.P.BRASIL
TEL: (5511) 35499958
35499978
FAX: (5511) 35499966
Email: lijz@terra.com.br
cuizheng@terra.com.br

AFRICA

BANK OF CHINA (ZAMBIA) LIMITED
AMANDRA HOUSE, BEN BELLA ROAD,
LUSAKA, ZAMBIA P.O.BOX 34550
SWIFT: BKCH ZM LU
TLX: 40856 BOCLSK ZA
TEL: (2601) 235349
222549
FAX: (2601) 235350
Email: boc@zamnet.zm

JOHANNESBURG BRANCH
4/F., 416, SOUTH TOWER, NELSON
MANDELA SQUARE, SANDOWN,
SANDTON, SOUTH AFRICA P.O.BOX
782616 SANDTON, 2146 RSA
SWIFT: BKCH ZA JJ
TEL: (2711) 5209600
FAX: (2711) 7832336
Email: bocjhb@boc.co.za

中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

1 FUXINGMEN NEI DAJIE, BEIJING 100818, CHINA
TEL: (86) 010-66596688 FAX: (86) 010-66593777 http: //www.bank-of-china.com